                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-67263

                             BOOLE & BABBAGE, INC.

                        SPECIAL MEETING OF STOCKHOLDERS

                A MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT

     The board of directors of Boole & Babbage, Inc. has unanimously approved a merger combining Boole and BMC Software, Inc.

     If the merger is completed, holders of Boole common stock will receive
0.675 of a share of BMC common stock for each share of Boole common stock they own. This is a fixed exchange ratio that will not be adjusted for changes in the stock price of either company before the merger is completed. The BMC common stock trades on the Nasdaq National Market under the symbol "BMCS."

     You will be asked to adopt the merger agreement approved by the Boole board of directors at a special meeting of the stockholders to be held on March 30, 1999 at 12:00 p.m. at the principal executive offices of Boole located at 3131 Zanker Road, San Jose, California. The vote of a majority of the outstanding shares of Boole common stock is required to adopt the merger agreement and approve the merger.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO STOCKHOLDERS AND IS IN YOUR BEST INTERESTS. YOUR BOARD OF DIRECTORS THEREFORE UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

     This proxy statement/prospectus provides you with detailed information about the proposed merger. In addition, you may obtain other information about Boole and BMC from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

     YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, if you are a holder of Boole common stock please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the adoption of the merger agreement and approval of the merger. If you fail to return your card, the effect will be a vote against adoption of the merger agreement and approval of the merger.

     ON BEHALF OF THE BOARD OF DIRECTORS OF BOOLE, WE URGE YOU TO VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

/s/ FRANKLIN P. JOHNSON, JR.
FRANKLIN P. JOHNSON, JR.

Chairman of the Board

     FOR A DISCUSSION OF CERTAIN SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING ON THE MERGER AGREEMENT AND THE MERGER AT THE SPECIAL MEETING, SEE "RISK FACTORS" BEGINNING ON PAGE 11.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE BMC COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This proxy statement/prospectus is dated February 26, 1999, and is first being mailed to Boole stockholders on or about March 1, 1999.

                             BOOLE & BABBAGE, INC.
                                3131 ZANKER ROAD
                        SAN JOSE, CALIFORNIA 95134-1933
                                 (408) 526-3000

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD ON MARCH 30, 1999

To the stockholders of Boole & Babbage, Inc.:

     A special meeting of stockholders of Boole & Babbage, Inc., a Delaware corporation ("Boole"), will be held on March 30, 1999 at 12:00 p.m., local time, at the principal executive offices of Boole located at 3131 Zanker Road, San Jose, California, for the following purposes:

          1. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization, and the related Plan and Agreement of Merger, each dated as of October 31, 1998, among BMC Software, Inc., a Delaware corporation ("BMC"), Ranger Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of BMC ("Merger Sub"), and Boole. Pursuant to the merger agreement, Merger Sub will be merged with and into Boole, Boole will become a wholly owned subsidiary of BMC and, among other things, each share of common stock, par value $.001 per share, of Boole outstanding immediately prior to the effective time of the merger will be converted into 0.675 of a share of common stock, par value $.01 per share, of BMC, all as more fully described in the materials that follow this notice; and

          2. To transact such other business as may properly come before the special meeting or any adjournment thereof.

     The Board of Directors of Boole has fixed the close of business on February 10, 1999 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment thereof. Only holders of record of shares of Boole common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. Because the Boole common stock is quoted for trading on the Nasdaq National Market, holders of Boole common stock are not entitled to any appraisal or dissenters' rights under the Delaware General Corporation Law (the "DGCL") in respect of the merger.

     YOUR VOTE IS IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF BOOLE COMMON STOCK IS REQUIRED FOR ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY OR VOTING INSTRUCTION CARD AND THUS ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING IF YOU ARE UNABLE TO ATTEND. IF YOU DO ATTEND THE SPECIAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                                                By Order of the Board of
                                                Directors,

                                                /s/ ARTHUR F. KNAPP, JR.
                                                Arthur F. Knapp, Jr.

                                                Secretary
San Jose, California
February 26, 1999

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
  Questions and Answers About the
    Merger................................   Q-1
SUMMARY...................................     1
  The Companies...........................     1
  The Combined Company....................     1
  Fixed Exchange Ratio....................     1
  Reasons for the Merger..................     2
  Boole's Recommendations to You..........     2
  Opinion of Boole's Financial Advisor....     2
  The Special Meeting.....................     2
  Record Date and Voting Power............     3
  Required Vote...........................     3
  Share Ownership of Management...........     3
  Interests of Boole's Officers and
    Directors in the Merger...............     3
  Comparative Per Common Share Market
    Price Information.....................     3
  Tax Matters.............................     3
  Conditions to the Merger................     3
  Limitation on Discussing or Negotiating
    other Transaction Proposals...........     4
  Stock Option Agreement..................     4
  Termination of the Merger Agreement.....     4
  Termination Fee.........................     4
  Anticipated Accounting Treatment........     5
  Forward-Looking Statements..............     5
  Market Price and Dividend Data..........     6
  BMC Selected Historical Consolidated
    Financial Information.................     7
  Boole Selected Historical Consolidated
    Financial Information.................     8
  Selected Unaudited Pro Forma Combined
    Financial Information.................     9
  Comparative Per Share Data..............    10
RISK FACTORS..............................    11
  Risks Relating to the Merger............    11
  Risks Relating to BMC...................    13
  Forward-Looking Information.............    15
THE COMPANIES.............................    17
  BMC.....................................    17
  Merger Sub..............................    19
  Boole...................................    19

                                            PAGE
                                            ----
THE SPECIAL MEETING.......................    19
  Date, Time and Place....................    19
  Purpose of the Special Meeting..........    19
  Record Date and Voting Power............    19
  Voting and Revocation of Proxies........    19
  Required Vote...........................    20
  Solicitation of Proxies.................    20
  Other Matters...........................    21
THE MERGER................................    21
  General Description of the Merger.......    21
  Background..............................    21
  Reasons for the Merger..................    25
  BMC's Reasons for the Merger............    25
  Boole's Reasons for the Merger..........    27
  Opinion of Boole's Financial Advisor....    29
  Interests of Boole's Officers and
    Directors in the Merger...............    35
  Material Federal Income Tax
    Consequences..........................    37
  Anticipated Accounting Treatment........    38
  Governmental Approvals..................    39
  Restrictions on Resales by Affiliates...    39
CERTAIN TERMS OF THE MERGER AGREEMENT.....    40
  Effective Time of the Merger............    40
  Manner and Basis of Converting Shares...    40
  Boole Options...........................    41
  Employee Stock Purchase Plan............    41
  Conditions to the Merger................    41
  Representations and Warranties..........    42
  Certain Covenants; Conduct of Business
    Prior to the Merger...................    43
  Limitation on Discussing or Negotiating
    other Transaction Proposals...........    45
  Termination of the Merger Agreement.....    46
  Expenses and Termination Fee............    47
STOCK OPTION AGREEMENT....................    48
  Terms of the Option.....................    48
  Exercise Events.........................    48
  Repurchase at the Option of BMC.........    49
  Repurchase at the Option of Boole.......    49

                                            PAGE
                                            ----
  Other...................................    50
VOTING AGREEMENTS.........................    50
MANAGEMENT AND OTHER INFORMATION..........    50
SECURITY OWNERSHIP BY CERTAIN BENEFICIAL
  OWNERS..................................    51
UNAUDITED PRO FORMA CONDENSED COMBINED
  FINANCIAL STATEMENTS....................    53
  Unaudited Pro Forma Condensed
    Combined Balance Sheet................    54
  Unaudited Pro Forma Condensed
    Combined Statements of Income.........    55
  Notes to Unaudited Pro Forma Condensed
    Combined Financial Statements.........    60
DESCRIPTION OF BMC CAPITAL
  STOCK...................................    62
  General.................................    62
  BMC Common Stock........................    62

                                            PAGE
                                            ----
  Rights to Purchase Preferred Stock......    62
  BMC Preferred Stock.....................    64
  Transfer Agent and Registrar............    64
COMPARATIVE RIGHTS OF BMC AND BOOLE
  STOCKHOLDERS............................    65
INDEPENDENT AUDITORS......................    67
LEGAL MATTERS.............................    67
EXPERTS...................................    67
STOCKHOLDER PROPOSALS.....................    68
WHERE YOU CAN FIND MORE INFORMATION.......    69

Appendices:
A -- Agreement and Plan of Reorganization
B -- Stock Option Agreement
C -- Form of Voting Agreement
D -- Opinion of Morgan Stanley & Co.
  Incorporated

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   WHAT DO I NEED TO DO NOW?

A:   Just mail your signed proxy card in the
     enclosed return envelope as soon as possible so that your shares can be voted at the March 30, 1999 special meeting of Boole stockholders.

Q:   WHAT HAPPENS IF I DON'T RETURN A PROXY
     CARD?

A: The failure to return your proxy card will have the same effect as voting against the merger.

Q:   MAY I VOTE IN PERSON?

A:   Yes. You may attend the special meeting
     and vote your shares in person, rather than signing and returning your proxy card.

Q:   CAN I CHANGE MY VOTE AFTER I HAVE MAILED
     MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy card is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q:   IF MY SHARES ARE HELD IN "STREET NAME"
     BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES
     NOW?

A: No. After the merger is completed, you will receive written instructions for exchanging your shares of Boole common stock for shares of BMC common stock. You will also receive a cash payment for any fractional share.

Q:   AM I ENTITLED TO APPRAISAL RIGHTS?

A: No. Boole stockholders will not have any appraisal rights in connection with the merger.

Q:   WHERE WILL MY SHARES TRADE AFTER THE
     MERGER?

A:   We expect that the common stock of the
     combined company will trade on the Nasdaq National Market under the symbol "BMCS."

Q:   WHO CAN HELP ANSWER MY QUESTIONS?

A:   You should contact:

                             BOOLE & BABBAGE, INC.
                            Attn: Arthur Knapp, Jr.
                                3131 Zanker Road
                        San Jose, California 95134-1933
                           Telephone: (408) 526-3333
                            E-mail: aknapp@boole.com

                                       or

                       Corporate Investor Communications,
                            the proxy solicitor, who
                            may be called toll-free
                               at 1-888-296-4253

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other available information referred to in "Where You Can Find More Information" on page 69. The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement. It is the legal document that governs the merger. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

THE COMPANIES (SEE PAGE 17)

BMC SOFTWARE, INC. (SEE PAGE 17)
2101 CityWest Boulevard
Houston, Texas 77042-2827

     BMC develops, markets and supports high-performance systems management software products that address customers' critical information technology operations. These products are designed to ensure that a customer's software applications and the databases and other software systems on which they run are available, perform optimally and can be recovered and restarted predictably after failure. BMC has historically concentrated on specialized high performance tools and utilities for large databases and operating systems and has more recently extended into the management of pre-packaged software planning applications that address the core business of businesses and organizations as well. BMC's products primarily address the IBM mainframe, UNIX and Microsoft NT platforms. BMC also sells and provides maintenance, enhancement and support services for its products. BMC's principal customers are large organizations that rely heavily on their computing systems. Many of BMC's customers are Fortune 1000 industrial and service corporations and similar organizations worldwide.

BOOLE & BABBAGE, INC. (SEE PAGE 19)
3131 Zanker Road
San Jose, California 95134-1933

     Boole develops, markets and supports software solutions that help maximize information systems' service levels. Boole's products concentrate on monitoring and automating the operations of key system components. The products address the entire range of different technologies that typically make up a large information system. These technologies typically come from numerous computer software and hardware vendors and include operating systems, databases, middleware, networking systems, Internet technologies and applications. Representative customers are large manufacturers, governmental agencies, most of the world's largest financial institutions, airlines, information technology service providers and utilities.

THE COMBINED COMPANY

     Although BMC's and Boole's product lines address distinctly different systems management disciplines, these different disciplines are closely related and the companies' product lines are complementary. Combining these products will provide the foundation for the next generation of systems management software tools for the IBM mainframe and client/server systems platforms we both address today. The combined company will also benefit from a broader direct sales and support network worldwide and an increased reservoir of technical, support, sales and managerial talent. As a result, we believe the combined company should be better positioned to grow and to compete more effectively in the rapidly consolidating systems management software industry.

FIXED EXCHANGE RATIO

     You will receive 0.675 of a share of BMC common stock in exchange for each share of Boole common stock you own. The actual number of shares you will receive in the merger will be 0.675 multiplied by the number of shares of Boole common stock that you own at the effective time.

     The exchange ratio is fixed and, regardless of fluctuations in the market prices of BMC's or

Boole's common stock, will not change between now and the date that the merger is completed. Moreover, neither Boole nor BMC has the right to terminate the merger agreement or renegotiate the exchange ratio as a result of market price fluctuations. Should the Boole stockholders approve the merger, we anticipate that the merger will be completed on the same day as the special meeting. You will receive cash for any fractional share.

REASONS FOR THE MERGER (SEE PAGE 25)

     BMC. The BMC board of directors approved the merger based on a number of factors, including the following:

     - the strategic benefits of combining two complementary and well-established product lines;

     - the combined company's increased sales and distribution capacity, particularly in Europe and Asia;

     - Boole's significant technical, engineering, management and sales expertise, which is in high demand and short supply; and

     - the expectation that earnings per share of the combined company will exceed anticipated earnings per share of BMC independently.

     Boole. The Boole board of directors believes that the merger should result in a number of benefits to Boole and its stockholders, including, among other benefits, the following:

     - the combined company's ability to provide its customers more complete software solutions for large- and medium-scale information systems through the combination of BMC's and Boole's complementary product lines in both the IBM mainframe and client/server systems markets;

     - the ability of the combined company to utilize BMC's financial strength to commit greater resources to both current and emerging product development efforts and fund the future growth of its business;

     - the ability to leverage BMC's extensive sales network to increase sales of Boole's products;
     - the opportunity for Boole, as part of the combined company, to compete more effectively in the increasingly competitive and rapidly consolidating systems management software industry;

     - the merger consideration to be received by Boole stockholders, which at the time the parties signed the merger agreement represented a premium over the recent price range of Boole common stock; and

     - the opportunity for Boole stockholders to have greater liquidity through an investment in BMC common stock.

BOOLE'S RECOMMENDATIONS TO YOU

     The Boole board of directors believes that the merger is fair to you and in your best interests. The Boole board of directors unanimously recommends that you vote "FOR" adoption of the merger agreement and approval of the merger.

OPINION OF BOOLE'S FINANCIAL ADVISOR (SEE PAGE 29)

     In deciding to approve the merger, one of the factors that the Boole board of directors considered was the opinion of its financial advisor, Morgan Stanley, that, as of October 30, 1998, the exchange ratio pursuant to the merger agreement was fair to the Boole stockholders from a financial point of view. The full text of the Morgan Stanley opinion describes the basis for its opinion and is attached as Appendix D to this proxy statement/prospectus. BOOLE URGES YOU TO READ THE ENTIRE OPINION CAREFULLY.

THE SPECIAL MEETING (SEE PAGE 19)

     A special meeting of the stockholders of Boole will be held on March 30, 1999, at the principal executive offices of Boole located at 3131 Zanker Road, San Jose, California at 12:00 p.m. local time to adopt the merger agreement and approve the merger.

RECORD DATE AND VOTING POWER (SEE PAGE 19)

     You are entitled to vote at the special meeting if you owned shares of Boole common stock on the close of business on February 10, 1999, the record date for the special meeting. You will have one vote at the special meeting for each share of Boole common stock you owned on the record date. There are 27,942,937 shares of Boole common stock entitled to be voted at the special meeting.

REQUIRED VOTE (SEE PAGE 20)

     The adoption of the merger agreement and approval of the merger requires the affirmative vote of a majority of the shares of Boole common stock outstanding on the record date.

SHARE OWNERSHIP OF MANAGEMENT (SEE PAGE 51)

     The directors and executive officers of Boole own approximately 9.9% of the shares entitled to vote at the special meeting. All of them have agreed to vote their shares for the adoption of the merger agreement and approval of the merger.

INTERESTS OF BOOLE'S OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE 35)

     You should be aware that a number of Boole's officers and directors have employment contracts, stock options and severance packages that give them interests in the merger that are different from other Boole stockholders. In addition, BMC will maintain indemnification and insurance arrangements for the Boole officers and directors.

COMPARATIVE PER COMMON SHARE MARKET PRICE INFORMATION (SEE PAGE 6)

     Boole and BMC common stock are both quoted on the Nasdaq National Market. On October 30, 1998, the last full trading day prior to the public announcement of the proposed merger, Boole common stock closed at $26.63, and BMC common stock closed at $48.06. On February 26, 1999, Boole common stock closed at $26.88, and BMC common stock closed at $40.88.

TAX MATTERS (SEE PAGE 37)

     The exchange of shares of Boole common stock for shares of BMC common stock in the merger will be tax-free to you for federal income tax purposes. You will, however, have to pay taxes with respect to any cash received for any fractional share. Your tax basis in the shares of BMC common stock that you will receive in the merger will equal your current tax basis in your Boole common stock. However, your tax basis will be reduced by the basis allocable to any fractional share interest for which you receive cash.

     TAX MATTERS CAN BE COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE MERGER TO YOU.

CONDITIONS TO THE MERGER (SEE PAGE 41)

     BMC and Boole will not complete the merger unless the following conditions are satisfied or, in some cases, waived:

     - the continued accuracy of each party's representations and warranties and the fulfillment of each party's promises contained in the merger agreement;

     - the adoption of the merger agreement and approval of the merger by the Boole stockholders;

     - the absence of any legal proceeding by any U.S. or European governmental entity with respect to the merger that materially affects BMC or Boole;

     - the receipt of necessary approvals from U.S. governmental authorities;

     - the receipt of an opinion from the other party's tax attorneys that the merger will constitute a tax-free reorganization; and

     - the fairness opinion of Morgan Stanley shall not have been withdrawn.

LIMITATION ON DISCUSSING OR NEGOTIATING OTHER TRANSACTION PROPOSALS (SEE PAGE
45)

     Boole has agreed not to pursue a business combination or other significant transaction with another party while the merger is pending unless such party has made a proposal to the Boole board of directors for a superior transaction with Boole.

STOCK OPTION AGREEMENT (SEE PAGE 48)

     In order for BMC to proceed with the merger, BMC required Boole to grant BMC an option to purchase up to 19% of Boole's outstanding common stock. The option is exercisable only under limited circumstances if:

     - another party makes a tender or exchange offer for 20% or more of Boole's common stock;

     - another party acquires 20% or more of Boole's common stock;

     - Boole fails to hold the stockholders meeting in breach of the merger agreement;

     - the Boole board of directors withdraws or modifies its recommendation in favor of the merger; or

     - the Boole stockholders do not approve the merger after the public announcement of a third party proposal relating to an acquisition or other significant transaction involving Boole.

     The option's per share exercise price is the lesser of $32.44 and the product of 0.675 and the average closing price of BMC common stock on the three trading days before exercise. BMC has the right to require Boole to repurchase all or any of the shares BMC can buy under the option. Boole has the right under certain circumstances to repurchase all of the shares purchased by BMC at prices set forth in the option agreement.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 46)

     BMC and Boole can agree by mutual written consent to terminate the merger agreement at any time, whether before or after the receipt of stockholder approval. In addition, either company can terminate the merger agreement if:

     - the merger is not completed on or before June 30, 1999;

     - a law or final court order prohibits the merger;

     - the merger cannot for financial reporting purposes be accounted for as a "pooling of interests;"

     - since September 30, 1998, a material adverse change has occurred with respect to the other party which has not been cured within 10 business days;

     - the stockholders of Boole do not adopt the merger agreement and approve the merger;

     - the other party materially breaches its representations, warranties, covenants or agreements set forth in the merger agreement and fails to cure such breach within 30 business days; or

     - the Boole board of directors withdraws or modifies its recommendation to its stockholders to adopt the merger agreement and approve the merger.

TERMINATION FEE (SEE PAGE 47)

     The merger agreement requires Boole to pay BMC $30.0 million if (1) Boole or BMC terminates the merger agreement because the Boole board of directors withdraws or modifies its recommendation in favor of the merger or (2) prior to the special meeting, a third party publicly announces its desire to enter into certain transactions with Boole, and Boole enters into an acquisition agreement with another party or completes another significant transaction within twelve months after the date of the termination of the merger agreement.

ANTICIPATED ACCOUNTING TREATMENT (SEE PAGE 38)

     The merger is expected to be accounted for as a "pooling of interests" for financial accounting purposes.

FORWARD-LOOKING STATEMENTS (SEE PAGE 15)

     This document and the documents that are incorporated by reference include various forward-looking statements about BMC, Boole and the combined company, such as statements about future financial results, operating results, market positions, product successes, strategies and competitive positions. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in this document beginning on page 11 and in the documents that BMC and Boole incorporate by reference. These and many other factors could affect the future financial and operating results of BMC, Boole or the combined company. These factors could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by or on behalf of BMC, Boole or the combined company. We encourage you to read carefully our discussion of these factors.

                         MARKET PRICE AND DIVIDEND DATA

     Market Prices. BMC common stock and Boole common stock are included in the National Association of Securities Dealers Automated Quotations System ("Nasdaq") and designated on the Nasdaq National Market under the symbols "BMCS" and "BOOL," respectively. This table sets forth, for the periods indicated, the range of high and low per share sales prices for BMC common stock and Boole common stock as reported on Nasdaq.

                                                                 BMC              BOOLE
                                                           ---------------   ---------------
                                                            HIGH     LOW      HIGH     LOW
                                                           ------   ------   ------   ------
1997*
  First Quarter..........................................  $25.50   $19.88   $18.33   $14.17
  Second Quarter.........................................   29.31    19.81    16.00    13.08
  Third Quarter..........................................   34.75    26.56    23.50    14.00
  Fourth Quarter.........................................   35.63    27.38    21.83    17.00
1998*
  First Quarter..........................................  $42.13   $29.25   $25.67   $18.58
  Second Quarter.........................................   53.88    40.19    26.00    21.25
  Third Quarter..........................................   60.25    39.50    25.50    19.75
  Fourth Quarter.........................................   59.88    34.88    34.88    16.00
1999*
  First Quarter (through February 26, 1999)..............  $48.25   $37.00   $31.94   $24.50

-------------------------

* Calendar quarters. BMC's fiscal year ends on March 31, and Boole's fiscal year ends on September 30. All prices have been restated to reflect splits in the number of shares of common stock and stock dividends by the companies.

     The following table sets forth the closing per share sales price of BMC common stock and Boole common stock, as reported on Nasdaq, and the estimated equivalent per share price (as explained below) of Boole common stock on October 30, 1998, the last trading day before the public announcement of the proposed merger, and on February 26, 1999:

                                         BMC              BOOLE       ESTIMATED EQUIVALENT BOOLE
                                     COMMON STOCK      COMMON STOCK        PER SHARE PRICE
                                     ------------      ------------   --------------------------
October 30, 1998...................     $48.06            $26.63                $32.44
February 26, 1999..................     $40.88            $26.88                $27.59

     The estimated equivalent per share price of a share of Boole common stock equals the exchange ratio of 0.675 multiplied by the price of a share of BMC common stock. You may use this calculation to determine what your shares of Boole common stock will be worth if the merger is completed. If the merger had occurred on February 26, 1999, you would have received a fraction of a share of BMC common stock worth $27.59 for each share of Boole common stock you owned. The actual equivalent per share price of a share of Boole common stock that you will receive if the merger closes may be different from this price because the per share price of BMC common stock on the Nasdaq National Market fluctuates continuously.

     Following the merger, BMC common stock will continue to be quoted on the Nasdaq National Market, and there will be no further market for the Boole common stock.

     Dividends. The only dividends declared or paid by BMC relates to BGS Systems, Inc. (BGS) prior to being acquired by BMC. No other cash dividends were declared or paid on BMC or Boole common stock during any of the calendar quarters indicated in the table above. The policies of BMC and Boole are to retain earnings for use in their respective businesses.

                                      BMC

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following selected historical consolidated financial information for each of the years ended March 31, 1994 through 1998 have been derived from BMC's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data as of December 31, 1997 and 1998 and for the nine months ended December 31, 1997 and 1998 have been derived from the unaudited consolidated financial statements of BMC, have been prepared on the same basis as the other financial statements of BMC and, in the opinion of BMC, reflect and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of BMC for such periods. For additional information regarding plans and objectives of management for future operations and financial condition and results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in BMC's annual report on Form 10-K/A for the year ended March 31, 1998 and its quarterly reports on Form 10-Q/A for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998 incorporated by reference in this proxy statement/prospectus. The information set forth below is qualified by reference to and should be read in conjunction with the consolidated financial statements and related notes included in BMC's annual report on Form 10-K/A for the year ended March 31, 1998 and its quarterly reports on Form 10-Q/A for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998 incorporated by reference in this proxy statement/prospectus.

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                   YEARS ENDED MARCH 31,                        DECEMBER 31,
                                   ------------------------------------------------------   ---------------------
                                     1994       1995       1996       1997        1998        1997        1998
                                   --------   --------   --------   --------   ----------   --------   ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenues...................  $320,552   $380,381   $469,906   $611,788   $  788,153   $557,433   $  744,910
Operating income.................  $ 89,367   $119,210   $159,017   $230,005   $  241,725   $152,212   $  283,259
Net earnings.....................  $ 63,684   $ 84,922   $113,553   $172,985   $  174,990   $106,512   $  233,073
Basic earnings per share.........  $   0.29   $   0.41   $   0.55   $   0.83   $     0.83   $   0.51   $     1.08
Shares used in computing basic
  earnings per share.............   216,157    209,577    208,213    208,611      211,129    210,301      215,111
Diluted earnings per share.......  $   0.29   $   0.40   $   0.52   $   0.78   $     0.78   $   0.48   $     1.02
Shares used in computing diluted
  earnings per share.............   217,043    211,471    216,748    222,012      224,185    224,132      228,035
Dividends declared...............  $  6,289   $  6,809   $  7,009   $  5,786   $    7,555   $  5,661   $       --
Dividends declared per share.....  $   0.03   $   0.03   $   0.03   $   0.03   $     0.03   $   0.03   $       --
Working capital..................  $ 41,730   $ 47,100   $ 50,995   $ 65,568   $   38,344   $(66,912)  $   33,842
Total assets.....................  $445,719   $533,742   $643,599   $889,686   $1,248,495   $999,766   $1,694,866

                                     BOOLE

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following selected historical consolidated financial information for each of the years ended September 30, 1994 through 1998 have been derived from Boole's Consolidated Financial Statements, which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data as of December 31, 1997 and 1998 and for the three months ended December 31, 1997 and 1998 have been derived from the unaudited consolidated financial statements of Boole and, in the opinion of Boole, reflect and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of Boole for such periods. For additional information regarding plans and objectives of management for future operations and financial condition and results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Boole's annual report on Form 10-K for the year ended September 30, 1998 and its quarterly report on Form 10-Q for the quarter ended December 31, 1998 incorporated by reference in this proxy statement/prospectus. The information set forth below is qualified by reference to and should be read in conjunction with the consolidated financial statements and related notes included in Boole's annual report on Form 10-K for the year ended September 30, 1998 and its quarterly report on Form 10-Q for the quarter ended December 31, 1998 incorporated by reference in this proxy statement/prospectus.

                                                                                                           THREE MONTHS
                                                                                                               ENDED
                                                              YEARS ENDED SEPTEMBER 30,                    DECEMBER 31,
                                                -----------------------------------------------------   -------------------
                                                  1994       1995        1996       1997       1998       1997       1998
                                                --------   --------    --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues......................................  $141,600   $169,027    $180,151   $197,097   $218,236   $ 52,933   $ 60,720
Operating income..............................  $  4,366   $ 12,785    $ 12,829   $ 11,814   $ 36,282   $  8,240   $ 11,018
Net earnings..................................  $  2,102   $ 13,123(1) $ 11,457   $ 13,469   $ 36,654   $  8,368   $ 10,285
Basic earnings per share......................  $    .09   $    .51    $    .43   $    .49   $   1.31   $    .30   $    .37
Shares used in computing basic earnings per
  share.......................................    24,285     25,535      26,565     27,715     28,045     28,105     27,700
Diluted earnings per share....................  $    .08   $    .47    $    .40   $    .45   $   1.20   $    .27   $    .34
Shares used in computing diluted earnings
  per share...................................    25,725     27,700      28,815     30,145     30,580     30,675     30,415
Dividends declared............................        --         --          --         --         --         --         --
Dividends declared per share..................        --         --          --         --         --         --         --
Total assets..................................  $145,621   $182,827    $224,540   $260,144   $309,926   $271,910   $339,949

-------------------------

(1) Includes $1.507 million ($0.06 basic earnings per share and $0.05 diluted earnings per share) of extraordinary gain on forgiveness of debt in fiscal 1995.

          SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information and notes thereto included elsewhere in this proxy statement/prospectus on pages 53-61. The following unaudited selected pro forma combined financial information is based on adjustments to the historical consolidated balance sheets and related consolidated statements of income of BMC and Boole to give effect to the merger using the pooling of interests method of accounting for business combinations. The following selected unaudited pro forma combined financial information may not necessarily reflect the financial condition or results of operations of BMC that would have actually resulted had the merger occurred as of the date and for the periods indicated or reflect the future earnings of BMC.

                                                                            NINE MONTHS ENDED
                                             YEARS ENDED MARCH 31,            DECEMBER 31,
                                         ------------------------------   ---------------------
                                           1996       1997       1998       1997        1998
                                         --------   --------   --------   --------   ----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
COMBINED INCOME STATEMENT DATA:
  Total revenues.......................  $638,933   $791,939   $995,558   $711,251   $  917,346
                                         ========   ========   ========   ========   ==========
  Operating income.....................  $171,802   $242,834   $272,235   $174,063   $  313,660
                                         ========   ========   ========   ========   ==========
  Net earnings.........................  $125,169   $184,442   $206,667   $128,735   $  262,190
                                         ========   ========   ========   ========   ==========
  Basic earnings per share.............  $    .56   $    .81   $    .90   $    .56   $     1.12
  Shares used in computing basic
     earnings per share................   225,449    226,542    230,070    229,229      234,004
  Diluted earnings per share...........  $    .53   $    .76   $    .84   $    .53   $     1.05
  Shares used in computing diluted
     earnings per share................   235,446    241,462    244,794    244,701      248,660
  Dividends declared...................  $  7,009   $  5,786   $  7,555   $  5,661   $       --
  Dividends declared per share.........  $    .03   $    .02   $    .03   $    .02   $       --
COMBINED BALANCE SHEET DATA:
  Working capital......................                                              $  108,885
  Total assets.........................                                              $2,034,815
  Long-term debt (including current
     maturities).......................                                                      --
  Stockholders' equity.................                                              $1,198,133

                           COMPARATIVE PER SHARE DATA

     Set forth below are the net income and book value per common share data for BMC and Boole on an historical basis and for BMC on a combined pro forma basis, and certain equivalent pro forma per share data for Boole. The BMC combined pro forma data was derived by combining historical consolidated financial information of BMC and Boole using the pooling of interests method of accounting for business combinations. The equivalent combined pro forma per share data for Boole was calculated by multiplying the BMC combined pro forma per common share data by 0.675. The equivalent historical per share data for Boole was calculated by dividing the Boole historical per share data by 0.675.

     The information in the table below should be read in conjunction with the respective audited and unaudited consolidated financial statements and related notes of BMC and Boole incorporated by reference in this proxy statement/prospectus and the unaudited pro forma condensed financial information and notes related to such consolidated financial statements included elsewhere in this proxy statement/prospectus.

                                      BMC

                                                                                      NINE MONTHS
                                                              YEARS ENDED MARCH 31,      ENDED
                                                              ---------------------   DECEMBER 31,
                                                              1996    1997    1998        1998
                                                              -----   -----   -----   ------------
HISTORICAL PER COMMON SHARE DATA:
  Income from continuing operations
    Basic...................................................  $0.55   $0.83   $0.83      $1.08
    Diluted.................................................  $0.52   $0.78   $0.78      $1.02
    Dividends declared......................................  $0.03   $0.03   $0.03      $  --
  Book value................................................                  $3.68      $4.87
COMBINED PRO FORMA PER COMMON SHARE DATA:
  Income from continuing operations
    Basic...................................................  $0.56   $0.81   $0.90      $1.12
    Diluted.................................................  $0.53   $0.76   $0.84      $1.05
    Dividends declared......................................  $0.03   $0.02   $0.03      $  --
  Book value................................................                             $5.09

                                     BOOLE

                                                                              ADJUSTED TO
                                                                                 YEAR
                                                               YEARS ENDED       ENDED      NINE MONTHS
                                                              SEPTEMBER 30,    MARCH 31,       ENDED
                                                              -------------   -----------   DECEMBER 31,
                                                              1995    1996       1998           1998
                                                              -----   -----   -----------   ------------
EQUIVALENT HISTORICAL PER COMMON SHARE DATA:
  Income from continuing operations
    Basic...................................................  $0.76   $0.64      $1.67         $1.54
    Diluted.................................................  $0.70   $0.59      $1.54         $1.41
    Dividends declared......................................     --      --         --         $  --
  Book value................................................                     $4.61         $5.74
EQUIVALENT COMBINED PRO FORMA PER COMMON SHARE DATA:
  Income from continuing operations
    Basic...................................................  $0.38   $0.55      $0.61         $0.76
    Diluted.................................................  $0.36   $0.51      $0.57         $0.71
    Dividends declared......................................  $0.02   $0.01      $0.02         $  --
  Book value................................................                                   $3.44

                                  RISK FACTORS

     You should consider the following factors in evaluating whether to adopt the merger agreement and approve the merger. These factors should be considered in conjunction with the other information included or incorporated by reference in this proxy statement/ prospectus.

RISKS RELATING TO THE MERGER

     Litigation With Platinum technology, inc. Could Result in the Payment of Monetary Damages by Boole. On November 13, 1998, approximately two weeks after the announcement of the merger, Platinum technology, inc. a competitor of Boole and BMC, filed a complaint against Boole and BMC and a motion for preliminary injunction in the Circuit Court of the Eighteenth Judicial Circuit Chancery Division, Dupage County, Wheaton, Illinois. The complaint alleged that Boole was in breach of a standstill and exclusive negotiation agreement with Platinum, and that BMC tortiously interfered with that alleged agreement when it negotiated and executed the merger agreement with Boole. Based upon its complaint, Platinum sought to enjoin the merger and require Boole to negotiate exclusively with Platinum for a full and uninterrupted 120-day period.

     On December 2, 1998, a hearing was held on a motion for a temporary restraining order filed by Platinum against Boole and BMC. In that motion, Platinum sought an order: (1) restraining Boole and BMC from enforcing the provisions of the merger agreement that prohibit Boole from negotiating a merger transaction with third parties; (2) requiring Boole to engage in preliminary merger discussions with Platinum; and (3) allowing Platinum to engage in due diligence in connection with such discussions. In connection with Platinum's motion, the court issued an order which provided that if Boole desired to enter into merger discussions with Platinum, the merger agreement would not be a legal impediment to such discussions. The order did not require Boole to enter into discussions with Platinum and did not require Boole to allow Platinum to engage in due diligence.

     In late December 1998, Boole filed a motion for permission to file a counterclaim against Platinum. Platinum and the court subsequently agreed to permit Boole to file its counterclaim. In its counterclaim, Boole is asking the court to delete from the alleged standstill and exclusive negotiation agreement with Platinum the provisions at issue in the litigation.

     In early January 1999, Platinum withdrew its motion for preliminary injunction by which it sought to enjoin the merger and to require Boole to negotiate exclusively with Platinum for a full and uninterrupted 120-day period, and filed under seal a motion for permission to amend its complaint. On January 5, 1999, Platinum announced that by its proposed amended complaint, it would seek damages of at least $30 million as its remedy against Boole and it would dismiss BMC as a defendant in its lawsuit.

     On January 22, 1999, the court granted Platinum permission to amend its complaint to seek damages against Boole and to dismiss BMC from the litigation. Also on January 22, 1999, the court set April 14, 1999 as the date to hear Platinum's motion to dismiss Boole's counterclaim against Platinum.

     Boole believes, although there can be no assurance, that the claims by Platinum are without merit, and Boole intends to continue to vigorously defend itself against the allegations in the amended complaint. Boole also believes, although there can be no assurance, that the litigation will not have an adverse effect on the proposed merger with BMC and that if a judgment is rendered against Boole in the litigation, or if Boole and Platinum agree to settle the litigation, neither the judgment nor the settlement would have a material adverse effect on the business, financial condition or results of operations of Boole.

     Failure to Realize the Benefits of Integrating Our Software Products and Development Organizations Could Diminish the Benefits of the Merger. In order for us to provide enhanced and more valuable products to our customers after the merger, we will need to integrate Boole's COMMAND/POST(R) product line with BMC's PATROL(R) product line and integrate Boole's MainView(R) product line with BMC's IBM mainframe product lines. This will be difficult and unpredictable because these software products are highly complex, have been developed independently and were designed with no regard to such integration. The difficulties are compounded when the products involved are well established, as these are, because compatibility with the existing base of installed products must be preserved. Successful integration of these product lines also requires coordination of different development and engineering teams. This too will be difficult and unpredictable because of possible cultural conflicts and different opinions on technical decisions and product roadmaps. In March 1998, BMC acquired BGS Systems, Inc. and is in the process of integrating BGS's Best/1(R) mainframe and client/server systems products with PATROL and other BMC products. The Best/1 products will also be integrated with Boole's COMMAND/POST and MainView products, adding to the complexity of the task of integration. There can be no assurance that BMC will be successful in these product integration efforts or that BMC will realize the expected benefits.

     We Could Lose Revenues If New Dimension Terminates Its Distribution Agreement. Boole, through certain of its foreign subsidiaries, distributes software products for third-party software vendors in Europe and the Pacific Rim regions. The announcement of the merger has given New Dimension Software Ltd., which accounted for approximately 14% of Boole's revenues in 1998, the right to terminate its distribution agreement with Boole whether or not the merger is completed. Termination of the distribution agreement would result in the immediate loss of those revenues and associated earnings Boole derives from New Dimension and would significantly decrease the expected future accretive financial results that BMC expects to result from the merger. Termination could also result in the loss of certain key Boole employees and customers in its international operations. If the distribution agreement with New Dimension is terminated, the combined company would no longer distribute New Dimension's products and would rely primarily on the distribution of BMC and Boole products to support its international operations.

     Our Sales Could Decline If Customer Relationships Are Disrupted by the Merger. Our customers may not continue their current buying patterns during the pendency of, and following, the merger. Any significant delay or reduction in orders for BMC's or Boole's products could have a material adverse effect on the combined company's business, financial condition and results of operations. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of BMC's and Boole's software products and the combined company's future product strategy. Customers may also consider purchasing offerings of competitors. In addition, by increasing the breadth of BMC's and Boole's business, the merger may make it more difficult for the combined company to enter into relationships, including customer relationships, with strategic partners, some of whom may view the combined company as a more direct competitor than either BMC or Boole as an independent company.

     Boole Stockholders Will Receive a Fixed Number of BMC Shares in the Merger, Not a Fixed Value. Each of your Boole shares will be converted in the merger into 0.675 of a share of BMC common stock. There will be no adjustment of the exchange ratio or termination of the merger based solely on fluctuations in the price of BMC common stock. In recent years, and particularly in recent months, the stock market, in general, and the securities of technology companies, in particular, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of BMC common stock. There can be no assurance that the market price of BMC common stock upon and after the consummation of the merger will not be lower than the market price of such stock on the date of the execution of the merger agreement or the current market price. Boole stockholders should obtain recent market quotations of BMC common stock prior to voting on the merger.

RISKS RELATING TO BMC

     Various Market Factors Could Cause BMC's Stock Price to Continue to be Volatile. BMC's stock price has been and is highly volatile. BMC's stock price is based almost completely on current expectations of sustained future revenue and earnings growth rates. Any failure to meet anticipated revenue and earnings levels in a period or any negative change in perceived long-term growth prospects of the combined company would likely have a significant adverse effect on the combined company's stock price. The growth rates of BMC's license revenues, total revenues, net earnings and earnings per share, excluding one-time charges, have accelerated over the last seven quarters. BMC, as a part of the combined company, may not achieve, in future periods, these relatively higher rates of growth.

     The Timing and Size of License Contracts Could Cause Quarterly Earnings to Fluctuate. The timing and amount of BMC's license revenues are subject to a number of factors that make estimation of operating results prior to the end of a quarter extremely uncertain. BMC generally operates with little or no sales backlog and, as a result, license revenues in any quarter are dependent upon contracts entered into or orders booked and shipped in that quarter. Most of BMC's sales are closed at the end of each quarter, and there has been and continues to be a trend toward larger enterprise license transactions, which can have sales cycles of up to a year or more and require approval by a customer's upper management. These transactions are typically difficult to manage and predict. Failure to close an expected individually significant transaction could cause BMC's revenues and earnings in a period to fall short of expectations. BMC generally does not know whether revenues and earnings will meet expected results until the final days or day of a quarter.

     Demand for Enterprise Licenses Could Decline and Result in Less
Revenue. Fees from enterprise license transactions remain a fundamental component of BMC's revenues. There is a risk that BMC's revenues could be adversely affected because of a reduction in fees from enterprise licenses. Enterprise license fees continue to represent an increasingly greater percentage of BMC's total mainframe license revenues. In fiscal 1998, enterprise license fees for future additional processing capacity and license restructurings comprised approximately 24% of BMC's total revenues. These revenues are dependent upon BMC's customers' continuing to perceive an increasing need to use BMC's existing software products on substantially greater mainframe processing capacity in future periods. If BMC's customers' processing capacity growth were to slow and/or if such customers were to perceive alterna-tives to relying upon BMC's current mainframe products, BMC's revenues would be adversely impacted.

     Pricing Pressures for BMC's Mainframe Products Could Cause a Decline in Earnings. There is a risk that pricing pressures within the mainframe systems software markets could have an adverse effect on BMC's revenues and earnings. BMC's capacity-based upgrade fees associated with both current and future processing capacity contributed 33% of total revenues in fiscal 1998. The charging of upgrade fees based on running previously licensed software on more powerful computers is standard among mainframe systems software vendors, including IBM. The pricing of these processing capacity-based fees is under constant pressure from customers, and IBM is aggressively seeking to reduce the costs of its mainframe systems software.

     The Shift in BMC's Business Mix Could Cause its High Operating Margins to Decline. There is a risk that BMC will not be able to sustain its high operating margins which would adversely affect its earnings. BMC's operating margins, excluding one-time charges, have ranged from 37% to 45% in recent quarters, which is at the high-end of the range for peer companies. Since BMC's mix of business continues to shift to distributed systems revenues and since research and development, sales, support and distribution costs for distributed systems software products are generally higher than for mainframe products, operating margins will experience more pressure.

     Failure to Adapt to Technological Change Could Adversely Affect BMC's Earnings. BMC's inability to keep pace with technological change in its industry would have an adverse effect on its revenues and earnings. BMC operates in a highly competitive industry characterized by rapid technological change. The distributed systems and application management markets in which BMC operates are far more crowded and competitive than its traditional mainframe systems management markets. BMC's ability to compete effectively and its growth prospects depend upon many factors, including:

     - the success of its existing client/server systems products;

     - the timely introduction and success of future software products; and

     - the ability of BMC's products to interoperate and perform well with existing and future leading databases and other platforms supported by its products.

     BMC has experienced long development cycles and product delays in the past, particularly with some of its client/server systems products, and expects to have delays in the future. Delays in new mainframe or client/server systems product introductions or less-than-anticipated market acceptance of these new products are possible and would have an adverse effect on BMC's revenues and earnings. New products or new versions of existing products may, despite testing, contain undetected errors or bugs that will delay the introduction or adversely affect commercial acceptance of such products.

     Increased Competition From IBM Could Adversely Affect Demand for BMC's Products. If IBM is successful in achieving performance and functional equivalence with BMC's products at a lower cost, BMC's business will be materially adversely affected. BMC derived approximately 74% of its total revenues in fiscal 1998 from software products for IBM and IBM-compatible mainframe computers. IBM continues to focus on reducing the overall software costs associated with the OS/390 mainframe platform. IBM continues, directly and through third parties, to aggressively enhance its utilities for IMS and DB2 to provide lower cost alternatives to the products provided by BMC, Boole and other independent software vendors. IBM has significantly increased its level of activity in the IMS and DB2 high speed utility markets over the last twelve months.

     Increased Competition From Microsoft Could Adversely Affect BMC's Earnings. Microsoft could significantly lower software price points in some of BMC's markets, which could place additional pricing pressure on BMC. BMC has invested and intends to continue to invest in the development of systems management products for Windows NT and BackOffice environments, but there are numerous uncertainties associated with BMC's ability to successfully execute this strategy. Microsoft Corporation has significantly increased its focus on developing operating systems, systems management products and databases that will provide business-critical class functionality. Specifically, Microsoft is aggressively promoting its BackOffice family of software products, including its Windows NT operating system and its SQL Server relational database management system, as lower cost alternatives to the UNIX operating systems, coupled with relational database management systems from Oracle Corporation, Sybase, Inc., Informix Corporation and other vendors.

     Continued Weak Economic Conditions Abroad Could Adversely Affect BMC's Operating Results. BMC's operations and financial results could be significantly adversely affected by changes in foreign currency exchange rates, sluggish regional economic conditions, particularly in Europe and the Pacific Rim, and difficulties in staffing and managing international operations. BMC's future operating results depend on sustained performance improvement by its international offices. In this regard, the economies in Europe and the Pacific Rim regions have been depressed in the past year.

     Year 2000 Could Shift Customers' Software Purchases Away From BMC's Products. The impact of Year 2000 issues on future BMC revenue is difficult to assess, but is a risk to be considered in evaluating BMC's future growth. BMC believes the current versions of its products are Year 2000 compliant. BMC does not intend to make all prior versions of its products Year 2000 compliant and has notified its customers as to which versions will and will not be Year 2000 compliant. BMC has developed transition plans for customers who expect to be using noncompliant versions of BMC's products on or after January 1, 2000 and does not expect to incur significant costs in accommodating them.

     BMC is unaware of any potential material liabilities or operational difficulties associated with Year 2000 compliance of its own internal information systems, which are based on Oracle Corporation's enterprise resource planning system.

     Efforts by customers to address Year 2000 issues may absorb a substantial part of their information technology budgets in the near term. There is much speculation that the cost of Year 2000 compliance efforts will significantly reduce spending on non-Year 2000 products through January 1, 2000. BMC believes that its core customers are well into their Year 2000 compliance programs and that this trend has not materially adversely affected demand for its products to date.

FORWARD-LOOKING INFORMATION

     Certain of the information relating to BMC, Boole and the combined company contained or incorporated by reference in this proxy statement/prospectus is forward-looking in nature. All statements included or incorporated by reference in this proxy statement/prospectus or made by management of BMC or Boole other than statements of historical fact regarding BMC, Boole or the combined company are forward-looking statements. Examples of forward-looking statements include statements regarding BMC's, Boole's or the combined company's future financial results, operating results, market positions, product successes, business strategies, projected costs, future products, competitive positions and plans and objectives of management for future operations. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in this Risk Factors section. These and many other factors could affect the future financial and operating results of BMC, Boole or the combined company. These factors could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by or on behalf of BMC, Boole or the combined company.

                                 THE COMPANIES

BMC

     BMC develops, markets and supports high-performance system management software products that address customers' critical information technology operations. These products are designed to ensure that a customer's software applications and the software systems on which they run are available, have optimal performance and can be recovered and restarted quickly and predictably after failure. BMC also sells and provides maintenance, enhancement and support services for its products. Founded in 1980, BMC first earned a position of leadership in providing high performance software tools and utilities for the IBM mainframe computers on which large enterprises depend. BMC is now a major provider of systems management solutions for mainframe information technology systems as well and has established its PATROL application availability and monitoring product suite as a market leader. By providing solutions that address both mainframe and all of the prevalent client/server environments, BMC enables customers to use the latest technologies while preserving their substantial investments in legacy hardware, applications and data. In executing its product strategies, BMC emphasizes internal product development and innovation supplemented by acquisitions of both emerging technologies and established software companies.

     BMC's customers are transaction and information intensive enterprises that rely heavily on their computing systems. They are typically Fortune 1000 industrial and service corporations and similarly sized organizations worldwide. As BMC extends its client/server systems management product lines, the number of potential customers for its products has greatly increased. BMC markets and distributes its products primarily through its well-established direct sales organization and also sells its client/server systems products through an indirect sales network of value-added resellers and systems integrators.

     BMC's software products address the three predominant operating environments of enterprise computing: (1) the IBM OS/390 mainframe operating system; (2) the various UNIX operating systems employed by leading hardware manufacturers such as Hewlett Packard, Sun Microsystems, IBM and Digital Equipment Corporation and (3) Microsoft's rapidly emerging MS Windows NT operating system. BMC's core products address the performance, availability and recovery of these operating systems and the most prevalent database management systems used with them. Database management systems, when loaded with data, comprise the databases that store all of the information an application generates and requires. In addition to storing and organizing the data, the database management systems allow an application to access, retrieve, manipulate and analyze it. The primary database management systems employed in the three enterprise operating environments are: IBM's IMS and DB2 for the OS/390 platform; Oracle Corporation, Informix Software, Inc., Sybase, Inc. and DB2/2 for the UNIX platform; and MS SQL Server and Oracle for the Windows NT platform. The operating systems and database management systems form the backbone of the transaction intensive information technology systems that are critical to both the day-to-day operations and the long-term strategies of BMC's customers. These information technology systems are continuously growing in size and complexity. Since BMC's inception, one of its key focuses and competencies has been improving the performance, availability, reliability, recoverability and ease of use of these database management systems.

     Over the past four years, BMC has devoted significant resources to building its client/server systems software products and sales channels. To date, these efforts have centered around the PATROL application availability and monitoring products. In fiscal 1998, PATROL and other client/server systems management products generated $192 million in revenues, representing an increase of 87% over the prior fiscal year and 26% of total revenues. While building its client/server systems management business, BMC has continued to invest in and enhance its many products for the OS/390 mainframe platform. Of these, the most important are the high performance utilities designed for IBM's IMS and DB2 database management systems and the database administration products for DB2. The high performance utilities maximize the availability of large IMS and DB2 databases by providing core services, such as copying, loading, unloading and reorganizing a database, at very high levels of performance and reliability. The administrative products for DB2 include a DB2 performance monitor and the change management products for DB2, which automate routine and repetitive tasks necessary to the operation of large DB2 databases. The high performance utilities for IMS and DB2 and the administrative products for DB2 generated approximately 58% of total revenues in fiscal 1998.

     BMC's focus is now evolving to the applications that are the ultimate purpose of all information technology systems. Organizations are requiring that their information technology systems deliver guaranteed levels of service to the end-user. Information technology systems must maximize an application's availability by minimizing or eliminating the amount of time the application is unavailable to users because of scheduled maintenance operations or necessary changes and upgrades to the system. They must also deliver high performance levels measured by minimized and consistent response times. Finally, they must guarantee that an application and all of its underlying components can be recovered quickly and with confidence and integrity from a system failure. BMC's products can be critical to delivering targeted service levels because of their orientation towards the highest levels of performance and reliability for the database management systems and other critical software components that support the application. This applications centric approach is the object of BMC's Application Service Assurance (ASA(TM)) product strategy, which is designed to allow enterprises to achieve the desired states of key applications by maximizing their availability, performance and recoverability.

     The ASA strategy also encompasses BMC's early commitment to delivering third party software tools for packaged applications which address the core business processes of businesses or other organizations, such as accounting and financial reporting, manufacturing and inventory management, human resources and payroll, and order entry and tracking. Applications packaged for enterprise resource planning represent one of the most significant recent trends in enterprise computing. The packaged resource planning applications from vendors such as SAP Corporation, Baan Company N.V., PeopleSoft, Inc. and Oracle save an enterprise from the highly difficult and unpredictable task of writing an application from scratch and, equally important, allow for the standardization and integration of these business processes throughout an organization. BMC's PATROL product family supports all of the leading resource planning applications as well as their key underlying components such as the UNIX and Windows NT operating systems and the leading database management systems. BMC is actively developing resource planning modules for its other client/server systems management products.

MERGER SUB

     Merger Sub is a wholly owned subsidiary of BMC incorporated on October 28, 1998 in the State of Delaware. Merger Sub does not engage in any operations and exists solely to facilitate the merger.

BOOLE

     Boole develops and markets enterprise automation software solutions for managing service levels, in multi-vendor, client/server computer environments. Boole's products provide a management solution for the entire information technology enterprise that encompasses systems, applications, middleware, databases and Web technologies. Boole's products are used by large manufacturing companies, domestic and international governmental agencies, the majority of the world's largest financial institutions, airlines, information technology outsourcers and utilities to improve services and reduce information technology management costs. Boole distributes its products domestically through its own distribution division and internationally through foreign subsidiaries of Boole and independent marketing agents. Boole offers support for its products, including maintenance and updating product capabilities to accommodate changes in a customer's hardware and software.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE

     The special meeting of stockholders of Boole will be held on March 30, 1999, at the principal executive offices of Boole located at 3131 Zanker Road, San Jose, California commencing at 12:00 p.m. local time.

PURPOSE OF THE SPECIAL MEETING

     The purposes of the special meeting are to consider and vote upon a proposal to adopt the merger agreement and approve the merger and to transact such other business as may properly come before the special meeting.

RECORD DATE AND VOTING POWER

     Only holders of record of Boole common stock at the close of business on the record date, February 10, 1999, are entitled to notice of, and to vote at, the special meeting. There were approximately 580 holders of record of Boole common stock on the record date, with 27,942,937 shares of Boole common stock issued and outstanding. Each share of Boole common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See "Security Ownership by Certain Beneficial Owners" for information regarding persons known to the management of Boole to be the beneficial owners of more than 5% of the outstanding Boole common stock.

VOTING AND REVOCATION OF PROXIES

     All properly executed proxies that are not revoked will be voted at the special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of Boole common stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted "for" adoption of the merger agreement and approval of the merger in accordance with the recommendation of the Boole board of directors. A Boole stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the special meeting by executing and returning a proxy bearing a later date, filing written notice of revocation with the Secretary of Boole stating that the proxy is revoked or attending the special meeting and voting in person.

REQUIRED VOTE

     The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of Boole common stock outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of a majority of the shares of Boole common stock outstanding as of the record date is required to adopt the merger agreement and approve the merger. In determining whether the merger agreement and the merger have received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the merger agreement and the merger.

     At the record date for the special meeting, the directors and executive officers of Boole owned approximately 7.9% of the outstanding shares of Boole common stock entitled to vote at such meeting. Johannes S. Bruggeling, Raymond
E. Cairns, Franklin P. Johnson, Jr., Terry R. McGowan, Paul E. Newton, and David
B. Wright, directors of Boole, and James E.C. Black, Richard A. Harritt, Arthur
F. Knapp, Jr., and Saverio Merlo, executives of Boole, have each entered into a voting agreement with BMC dated October 31, 1998. They have agreed in the voting agreements to vote all shares of Boole common stock owned by them as of the record date in favor of adoption of the merger agreement and approval of the merger. They granted BMC an irrevocable proxy to vote their shares of Boole common stock in favor of adoption of the merger agreement and approval of the merger. Additionally, Catherine H. Johnson, the wife of Franklin P. Johnson, Jr., and Asset Management Partners, of which Franklin P. Johnson, Jr. is the general partner, have also executed voting agreements with BMC dated October 31, 1998. Approximately 2,751,651 shares of Boole common stock, which represents approximately 9.9% of the outstanding shares of Boole common stock as of the record date, are subject to the voting agreements. See "Voting Agreements."

SOLICITATION OF PROXIES

     In addition to solicitation by mail, the directors, officers, employees and agents of Boole may solicit proxies from Boole's stockholders by personal interview, telephone, telegram or otherwise. Boole will bear the costs of the solicitation of proxies from its stockholders, except that BMC and Boole will each pay one-half of the cost of printing this proxy statement/ prospectus. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Boole common stock for the forwarding of solicitation materials to the beneficial owners of Boole common stock. Boole will reimburse such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection with the forwarding of solicitation materials. Boole has engaged the services of Corporate Investor Communications to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in the solicitation of proxies from Boole stockholders for a fee of approximately $6,500 plus reasonable out-of-pocket expenses.

OTHER MATTERS

     At the date of this proxy statement/prospectus, the Boole board of directors does not know of any business to be presented at the special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

                                   THE MERGER

GENERAL DESCRIPTION OF THE MERGER

     At the effective time, Merger Sub will be merged with and into Boole. Boole will be the surviving corporation and will continue as a wholly owned subsidiary of BMC under the name "Boole & Babbage, Inc." In the merger, each share of Boole common stock outstanding at the effective time will automatically be converted into 0.675 of a share of BMC common stock.

     Based on the number of shares of BMC common stock and Boole common stock outstanding as of the record date, 18,861,482 shares of BMC common stock will be issuable pursuant to the merger agreement, representing approximately 8.0% of the total BMC common stock to be outstanding after such issuance. This assumes that no Boole or BMC stock options are exercised.

BACKGROUND

     Boole and BMC have been familiar with each other's businesses for many years. Over the past several years casual conversations on a variety of topics have been held between Paul E. Newton, President and Chief Executive Officer of Boole, and Max P. Watson, Jr., Chairman of the Board of Directors, President and Chief Executive Officer of BMC.

     Over the last several years, BMC has considered complementary acquisitions of companies that would fit with its application management product strategy and distribution infrastructure. BMC identified Boole as a natural fit based upon its market leadership, sufficient critical mass and product portfolios.

     Over the last several years, Boole has also identified strategic objectives, including business combinations with third parties. On October 30, 1997, at a regularly scheduled board meeting, the Boole board of directors reviewed a strategic plan for Boole that included the goal of completing one or more acquisitions during the following year in order to gain critical mass and market presence. At this meeting, the Boole board of directors also considered the prospect that failing to achieve sufficient critical mass, Boole should also consider the alternative of being acquired by another company.

     Boole subsequently investigated and pursued several acquisitions of other companies in its industry, although none of these acquisitions were completed. On May 28, 1998, Boole executed an engagement letter with Morgan Stanley covering potential acquisitions or strategic business combinations involving Boole, including the potential sale of Boole.

     On June 22, 1998, Arthur Knapp, Boole's Chief Financial Officer, received a telephone call from an investment banking firm inquiring if Boole would have any interest in being acquired by a specified company. On July 17, 1998 and July 20, 1998, Mr. Knapp received telephone messages directly from that company's management expressing that company's interest in an acquisition of Boole. On August 17-18, 1998, Boole management met face-to-face with senior management of this company to further discuss a potential acquisition, and to provide due diligence information concerning Boole. This company's market capitalization and stock appreciation over the past few years were lower than other potential acquirers, and Boole regarded this to be a relative disadvantage in assessing a potential merger with this company. On August 19, Mr. Newton informed an executive of this company that it would not be the preferred merger partner, but that executive indicated continued interest in a merger with Boole. However, on September 1, this executive called Mr. Newton and said that no offer would be forthcoming. Boole had no further discussions with the company prior to the announcement of the merger with BMC.

     On July 22, 1998, Boole management met with Morgan Stanley and outlined potential synergies associated with potential merger partners. Morgan Stanley was authorized to contact these potential merger partners. Two of these potential partners (in addition to the potential merger partner referred to in the preceding paragraph) indicated interest that led to face-to-face meetings.

     Morgan Stanley contacted a large information technology company concerning a potential merger with Boole. This company indicated interest in a potential merger and on September 3, 1998, representatives of this company met with Boole senior management at Boole's offices in San Jose, and received a presentation concerning Boole's operations. Boole believed that this company had strategic reasons to wish to increase its presence in the software industry, and accordingly that an attractive offer from this company might be forthcoming. In addition, this company has significant stock market presence and a positive reputation with investors, which Boole believed would benefit Boole stockholders following a merger. However, despite leaving numerous phone messages, Boole and Morgan Stanley had only limited further communications from this company. No offer of any type was ever made by this company relating to a potential business combination with Boole.

     Morgan Stanley also contacted another large information technology company concerning a potential merger with Boole. On September 19, 1998, Mr. Newton, received a phone message from an executive of this company indicating interest in a business combination with Boole. On October 9, 1998, representatives of this company met with Boole management, and limited due diligence information concerning Boole was provided. Boole believed that its products and services would help expand this company's product line, and accordingly believed that significant potential synergies existed to make a merger with this company attractive. This company also has a significant stock market presence and a positive reputation with investors, which Boole believed would benefit Boole stockholders following a merger. No offer of any type was ever made by this company relating to a potential business combination with Boole. On October 30, 1998, a representative of this company contacted Morgan Stanley to indicate that the company had no interest in a business combination with Boole.

     On August 18, 1998, Mr. Watson called Mr. Newton, indicating that BMC might be interested in acquiring Boole. On August 31, 1998, three executives from BMC met with Boole management at Boole's offices in San Jose. Both parties made general presentations covering strategic directions, products and organizational structure.

     On September 4, 1998, M. Brinkley Morse, Senior Vice President of Corporate Development for BMC, and William M. Austin, BMC's Chief Financial Officer, called Mr. Newton to indicate BMC's interest in pursuing a business combination with Boole.

     On September 10, 1998, at a regularly scheduled meeting of the Boole board of directors, Mr. Newton led a discussion of strategic alternatives available to Boole. At that meeting, the Boole board of directors discussed a number of matters relating to these strategic alternatives, including the trend within the industry toward consolidation, and Boole's desire to achieve increased size to meet customer needs and for financial market visibility. The Boole board of directors discussed the role of BMC and Boole in the industry's consolidation and the benefits and risks associated with various acquisition strategies.

     From September 8, 1998 through September 17, 1998, the chief financial officers of both companies and their legal counsel and financial advisors exchanged various telephone calls and due diligence request lists with a view toward preparing for a subsequent due diligence meeting. On September 16, 1998, Mr. Austin telephoned Mr. Knapp to indicate that BMC continued to have a strong interest in a strategic combination, and the parties engaged in discussions concerning valuation issues. On September 18, 1998, BMC and Boole negotiated and executed nondisclosure agreements. BMC and Boole then began their due diligence investigation of each other.

     On September 22-23, 1998 executives from BMC and Boole met in San Jose. At those meetings, product plans, organizational structure, sales trends, financial results and potential cultural and technical integration issues were reviewed. On October 1, 1998, Mr. Newton and Richard Harritt, Boole's Senior Vice President of North American sales, had a teleconference with Mr. Austin and Rick Gardner, BMC's Senior Vice President of Worldwide Sales and Marketing, during which they discussed the sales organizations of each company and how they might be combined. Various due diligence processes then commenced and discussions continued among the parties and their financial advisors through September and October 1998. In parallel, BMC proceeded with its internal financial, technical and operational assessment of a business combination with Boole.

     In early October, Mr. Austin called Mr. Newton to discuss valuation issues. Subsequently, Morgan Stanley and Goldman Sachs, BMC's financial advisor, discussed general ranges of exchange ratios in connection with a potential transaction.

     On October 7, 1998, Mr. Newton and Saverio Merlo, Boole's Senior Vice President of Marketing, visited BMC at its Houston headquarters. Several BMC executives attended and presented their views as to the benefits of a combination of the two companies.

     On October 9, 1998, the BMC board of directors met and was advised by BMC management of the strategic rationale for the possible transaction with Boole. Also, on October 9, 1998, Mr. Newton and Mr. Austin again discussed valuation issues. Following this discussion, Boole made available to BMC additional operational, financial and technical due diligence materials.

     In mid-October 1998, having determined that a combination of the two companies fit the strategic objectives of each company, BMC and Boole discussed with greater specificity the possibility of the acquisition of Boole by BMC in a stock-for-stock transaction accounted for as a pooling of interests. BMC, Boole, and their financial advisors met on October 14, 1998, and BMC presented for the first time its proposed outline of the principal terms of a transaction other than the exchange ratio. From time to time throughout the discussions with BMC, the members of the Boole board of directors were advised of and discussed the progress of the discussions with BMC.

     On October 14-16, 1998, BMC performed technical and engineering due diligence at Boole's headquarters and performed legal and financial due diligence at the offices of Boole's legal counsel.

     On October 16, 1998, after considerable volatility in each company's stock prices, Mr. Austin and Mr. Newton again spoke concerning valuation, and agreed to delay further discussion on this topic until this market volatility subsided.

     On October 22, 1998, Mr. Newton and Mr. Knapp visited BMC's headquarters together with representatives of Morgan Stanley to review BMC's strategic plans, financial performance and organizational structure in more detail. During this meeting, Mr. Newton and Mr. Knapp met with Mr. Watson and Mr. Austin to discuss the exchange ratio. A range of exchange ratios was discussed but the parties could not agree upon an exact exchange ratio.

     On October 24, 1998, the Boole board of directors met to discuss the proposed merger with BMC. The Boole board of directors and its financial advisor and legal counsel discussed, among other issues, the issues related to valuation, structure and terms and conditions of a potential combination.

     On October 24, 1998, the BMC board of directors also met to discuss the proposed merger with Boole. The BMC board of directors and members of management of BMC discussed the proposed merger including the provisions contained in the draft merger agreement and a range of proposed exchange ratios, the status of due diligence efforts and the results of BMC's internal financial, technical and operational assessment of Boole.

     On October 26, 1998, the Boole board of directors met again to discuss the proposed merger with BMC. At this meeting Morgan Stanley presented its financial review of the proposed merger. The Boole board of directors discussed at length the merits and risks associated with the proposed merger, together with other related issues, including the proposed range of exchange ratios, the proposed terms and structure of the transaction and the proposed timing thereof. The Boole board of directors indicated to BMC that it was not prepared to accept certain of BMC's proposed conditions, including the requirements for the stock option agreement.

     On October 28, 1998, BMC insisted that the proposed structural terms were critical to protect the strategic commitment by BMC and Boole and for BMC to move forward with the transaction. BMC also informed Morgan Stanley that it would propose a 0.675 exchange ratio. Boole's management agreed to support this proposal.

     From October 26 to October 30, 1998, representatives of BMC and Boole, together with their financial advisors and legal counsel, discussed pricing issues, completed their mutual due diligence investigation and negotiated the final terms of the merger agreement and all related agreements.

     On October 30, 1998, the BMC board of directors and the Boole board of directors each met to consider the proposed merger agreement and other agreements related to the transaction. At the BMC board of directors meeting, Mr. Austin and other senior management of BMC presented a financial and product review of the proposed combination and the final results of the due diligence review of Boole. Goldman Sachs presented a financial analysis of the proposed transaction, including a review of the pricing of the transaction with Boole as compared to other similar transactions, and the BMC board of directors reviewed the terms of the merger agreement and the related agreements. The BMC board of directors voted unanimously to approve the merger agreement, the related agreements and the transactions contemplated thereby. At the Boole board meeting, the Boole board of directors discussed the status of continuing negotiations with BMC. Following the discussion of such negotiations, and a review and discussion of the terms of the merger agreement with Boole's legal counsel, Morgan Stanley updated its financial review with respect to the merger. At the conclusion of such presentation, Morgan Stanley provided the Boole board of directors with an oral opinion (subsequently confirmed in writing) that, based upon certain assumptions and qualifications, the proposed exchange ratio pursuant to the merger agreement was fair to Boole's stockholders from a financial point of view. After this presentation, and a review and discussion of the terms of the merger agreement and other matters relating to the proposed merger, the Boole board of directors unanimously approved the merger agreement, the merger, the related agreements and the transactions contemplated thereby and authorized the officers of Boole to finalize and execute the merger agreement.

     The merger agreement and related agreements were then executed and delivered by the parties on October 31, 1998.

     Prior to the opening of the market on November 2, 1998, BMC and Boole issued a joint press release announcing the merger.

REASONS FOR THE MERGER

     The following discussion of the parties' reasons for the merger contains a number of forward-looking statements that reflect the current views of BMC and/or Boole with respect to future events that may have an effect on their future financial performance. See "Risk Factors."

BMC'S REASONS FOR THE MERGER

     The two companies develop, distribute and maintain software products that solve different types of information systems problems of large organizations worldwide. BMC has historically concentrated on high performance tools and utilities for large databases and operating systems and has more recently extended into the management of pre-packaged software planning applications that address the core business of businesses and organizations. Boole has historically concentrated on monitors that measure a systems' performance and automated management systems for large scale information systems. Both BMC and Boole began as independent vendors of point products for IBM mainframe computers and now cover the other primary enterprise operating software systems, UNIX and Microsoft NT. Although the two companies' product lines address distinctly different systems management disciplines, these different disciplines are closely related and the product lines are complementary. Combining these products will provide the foundation for the next generation of systems management software tools for the IBM mainframe and client/server systems platforms we both address today. The combined company would also benefit from a broader direct sales and support network worldwide and an increased reservoir of technical, support, sales and managerial talent. These talents are all in short supply. As a result, BMC believes the combined company should be better positioned to grow and to compete more effectively in the rapidly consolidating systems management software industry.

     Specifically, the merger should strategically benefit BMC by accelerating execution of its Applications Service Assurance strategy. Boole's products fit well into the availability, performance and recovery solutions that ASA encompasses. Boole's software products COMMAND/POST and MainView will complement PATROL's broad range of application management solutions and supplement PATROL's mainframe platform coverage. BMC further believes that the MainView mainframe performance monitors and automation products will fit well with BMC's mainframe product lines.

     BMC's board of directors has determined the merger to be in the best interests of BMC and its stockholders. In reaching its determination, the BMC board of directors considered a number of factors, including the matters discussed above and the following:

     - the strategic benefits of the merger to BMC associated with the utilization of complementary client/server and mainframe system products with little or no overlap in functionality, including the advancement of BMC's ASA product strategy;

     - the combination of the Boole direct sales organization with BMC's sales and distribution network, particularly in international markets;

     - Boole's significant technical, engineering, management and sales expertise, which is in high demand and short supply;

     - the judgment, advice and analyses of BMC's management with respect to the potential strategic, financial and operational benefits of the merger, including BMC management's favorable recommendation of the merger, based in part on the business, technical, financial, accounting and legal due diligence investigations performed with respect to Boole;

     - the results of operations and financial condition of BMC and Boole and the anticipated accretive effect of the combination on BMC common stock;

     - the complementary fit between BMC's and Boole's cultures, market segments and distribution channels, which should facilitate integration of the two companies;

     - the historical market prices and trading information with respect to BMC common stock and Boole's earnings;

     - the terms of the merger agreement and related agreements, including price and structure, which were considered by both the board of directors and management of BMC to provide a fair and equitable basis for the merger; and

     - the ability to effect the merger as a pooling of interests for financial accounting purposes.

     The BMC board of directors considered these benefits as well as certain potentially negative factors that may result from the merger, including:

     - the potential dilutive effect on BMC's common stock price if revenue and earnings expectations of the combined company are not met;

     - the potential loss of key Boole employees critical to the ongoing success of the Boole products and to the successful integration of the BMC and Boole product lines;

     - the lower rates of Boole's revenue and earnings growth relative to BMC's revenues and earnings growth over the last two fiscal years;

     - the general difficulties of integrating software products, technologies and companies;

     - the possibility of cultural conflicts; and

     - the other risks and uncertainties discussed above under "Risk Factors."

     In analyzing the proposed merger, the BMC board of directors did not view any single factor as determinative and did not quantify or assign weight to any of the factors. Rather, the BMC board of directors made its determination based upon the total mix of information available to it. In addition, individual members of the BMC board of directors may have given different weight to different factors.

BOOLE'S REASONS FOR THE MERGER

     The Boole board of directors believes that, despite Boole's success to date, increasing competition and industry consolidation would make it increasingly important for Boole to grow and gain critical mass in order to compete with larger companies with substantially greater resources and broader, integrated product offerings. Boole's management has considered a number of alternatives for enhancing its competitive position, including by growing through the acquisition of smaller companies that could extend Boole's product offering and enhance the distribution of Boole products and services, or merging with a larger company. In the industry environment referred to above, the Boole board of directors identified several potential benefits for the Boole stockholders, employees and customers that it believes would result from the merger. These potential benefits include:

     - the potential synergy and compatibility between Boole and BMC, based on the compatibility of the companies' product lines;

     - the financial strength of BMC that would enable the combined company to commit greater resources to both current and emerging product development efforts and to fund the future growth of the combined company's business;

     - the ability to leverage BMC's extensive sales network to increase sales of Boole's products;

     - the opportunity for Boole, as part of the combined company, to compete more effectively in the increasingly competitive and rapidly changing systems management software industry;

     - the merger consideration to be received by Boole stockholders which at the time the parties signed the merger agreement represented a premium over the recent price range of Boole common stock; and

     - the greater liquidity to Boole stockholders of an investment in BMC common stock instead of Boole common stock.

     In the course of its deliberations during the Boole board of directors meetings, the Boole board of directors reviewed with Boole's management a number of additional factors relevant to the merger, including the strategic overview and prospects for Boole. The Boole board of directors also considered the following positive factors, among others, in connection with its review and analysis of the merger. The Boole board's conclusions with respect to each of these factors supported its determination that the merger agreement and the consummation of the merger were fair to, and in the best interests of, Boole and its stockholders:

     - the financial condition, results of operations, prospects and competitive position of BMC and Boole before and after giving effect to the merger -- the Boole board believed that, in light of, among other things, market and industry conditions, the potential synergy and compatibility between Boole and BMC, the financial strength of BMC and the ability to leverage BMC's extensive sales network to increase sales of Boole's products, the long-term financial condition, results of operations, prospects and competitive position of the combined company would be better than the long-term financial condition, results of operations, prospects and competitive position of Boole on a stand alone basis;

     - current financial market conditions and historical market prices and trading information with respect to BMC common stock and Boole common stock -- the Boole board viewed favorably BMC's stock market presence and positive reputation with investors and the greater liquidity to Boole stockholders of an investment in BMC common stock instead of Boole common stock;

     - the consideration that Boole stockholders will receive in the merger and the fact that, at the time the parties signed the merger agreement, the market value of the BMC common stock to be issued in exchange for the Boole common stock represented a premium over the recent price range of the Boole common stock;

     - the Boole board's belief that the complementary products and services, sales channels, partners, technology and critical skills of BMC and Boole should enable the combined company to compete more effectively;

     - the Boole board's belief that the terms of the merger agreement are reasonable;

     - a comparison of selected recent acquisition and merger transactions in the industry -- the Boole board viewed favorably the comparison of the merger to the information provided to it by Morgan Stanley relating to selected recent acquisition and merger transactions in the industry (including the information described below under "-- Opinion of Boole's Financial Advisor -- Analysis of Selected Precedent Transactions");

     - the expected tax and accounting treatment of the merger -- the Boole board viewed favorably the expectations that (1) for U.S. federal income tax purposes, no gain or loss would be recognized by a holder of Boole common stock upon the exchange of all of such holder's shares of Boole common stock solely for shares of BMC common stock in the merger, and (2) the merger would be accounted for as a "pooling of interests";

     - the opinion of Morgan Stanley rendered at the October 30, 1998 meeting of the Boole board of directors that, based upon certain analyses performed by Morgan Stanley and discussed with the Boole board of directors over the course of a number of board meetings, including the October 30, 1998 meeting (portions of which analyses are described below under "-- Opinion of Boole's Financial Advisor"), and based upon and subject to the various conditions set forth in the opinion of Morgan Stanley, the exchange ratio was fair to holders of Boole common stock from a financial point of view as of October 30, 1998;

     - the Boole board's belief that the merger will benefit Boole's customers and employees for a number of reasons, including because the combined company will be better able to provide enhanced and more valuable products to its customers, and the combined company will provide employees with the opportunity to participate in the growth of a more competitive company; and

     - positive reports from management, financial advisors and legal counsel as to the results of their investigation of BMC.

     The Boole board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including:

     - the loss of control over the future operations of Boole following the merger;

     - the risk that the benefits sought to be achieved in the merger will not be achieved;

     - the fixed nature of the exchange ratio and the resulting risk that it will not adjust for subsequent price fluctuations;

     - the possibility that the public announcement of the merger would have a negative impact on Boole's sales, customer relations and operating results and Boole's ability to attract and retain key management, marketing and technical personnel;

     - certain terms of the merger agreement and related agreements that prohibit Boole and its representatives from soliciting third party bids and from accepting, approving or recommending unsolicited third party bids except in very limited circumstances, which terms would reduce the likelihood that a third party would make a bid for Boole; and

     - the other risks described above under "Risk Factors."

     The Boole board of directors discussed with Boole management the prospects for combinations with companies other than BMC and the possibility that the benefits described above could be achieved through any such combinations, as well as the risks and benefits of a stand-alone strategy. The Boole board of directors believed that certain of the above risks were unlikely to occur or unlikely to have a material impact on the combined company, while others could be avoided or mitigated by Boole or BMC, and that, overall, the risks associated with the merger agreement and the merger were outweighed by the potential benefits of the merger.

     The foregoing discussion of information and factors considered by the Boole board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Boole board of directors. In view of the wide variety of factors considered by the Boole board of directors, the Boole board of directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. However, after taking into account all of the factors set forth above, the Boole board of directors unanimously agreed that the merger agreement and the merger were fair to, and in the best interests of, Boole and its stockholders and that Boole should proceed with the merger.

OPINION OF BOOLE'S FINANCIAL ADVISOR

     Pursuant to a letter agreement dated as of May 28, 1998, Morgan Stanley was engaged to provide financial advisory services and a financial fairness opinion in connection with the merger. Morgan Stanley was selected by the Boole board of directors to act as Boole's financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of Boole. At the meeting of the Boole board of directors on October 30, 1998, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of October 30, 1998, based upon and subject to the various considerations set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Boole common stock.

     THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY DATED OCTOBER 30, 1998, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX D TO THIS PROXY STATEMENT/PROSPECTUS. BOOLE STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED TO THE BOOLE BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF SHARES OF BOOLE COMMON STOCK AS OF THE DATE OF THE OPINION, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF BOOLE COMMON STOCK AS TO HOW TO VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with rendering its opinion, Morgan Stanley, among other things:

     - reviewed certain publicly available financial statements and other information of Boole and BMC, respectively;

     - reviewed certain internal financial statements and other financial and operating data concerning Boole and BMC prepared by the managements of Boole and BMC, respectively;

     - discussed the past and current operations and financial condition and the prospects of Boole, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Boole;

     - discussed the past and current operations and financial condition and the prospects of BMC, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of BMC;

     - reviewed the pro forma impact of the merger on the earnings per share of BMC;

     - reviewed the reported prices and trading activity for the Boole common stock and the BMC common stock;

     - compared the financial performance of Boole and BMC and the prices and trading activity of the Boole common stock and the BMC common stock with that of certain other publicly-traded companies and their securities;

     - reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     - reviewed and discussed with the senior managements of Boole and BMC their strategic rationales for the merger;

     - participated in discussions and negotiations among representatives of Boole and BMC and their financial and legal advisors;

     - reviewed the draft merger agreement and certain related agreements; and

     - performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements and other financial and operating data and discussions relating to strategic, financial and operational benefits anticipated from the merger provided by Boole and BMC, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Boole and BMC, respectively. Morgan Stanley relied upon, without independent verification, the assessment by the managements of Boole and BMC as to the following:

     - the ability of Boole and BMC to retain key employees;

     - the strategic and other benefits expected to result from the merger;

     - Boole's and BMC's technologies and products;

     - the timing and risks associated with the integration of Boole with BMC;
      and

     - the validity of, and risks associated with, Boole's and BMC's existing and future products and technologies.

     Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities or technology of Boole or BMC, nor was Morgan Stanley furnished with any such appraisals. In addition, Morgan Stanley assumed that the merger will be accounted for as a "pooling-of-interests" business combination in accordance with generally accepted accounting principles and the merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986 and will be consummated in accordance with the terms set forth in the draft merger agreement. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, October 30, 1998.

     The following is a brief summary of certain analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its opinion letter dated October 30, 1998. Certain of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     Comparative Stock Price Performance. Morgan Stanley reviewed the recent stock price performance of Boole and BMC and compared such performance with that of a group of enterprise software companies comprising Computer Associates International, Inc., Compuware Corporation, Networks Associates, Inc., Platinum Technology, Inc., Sterling Software, Inc., Legato Systems, Inc. and New Dimension Software, Ltd. (collectively, the "Enterprise Software Index"). Morgan Stanley observed that over the period from October 29, 1997 to October 30, 1998, the market price of Boole common stock increased 40%, compared with an increase of 66% for BMC common stock and a decrease of 2% for the Enterprise Software Index.

     Peer Group Comparison. Morgan Stanley compared certain financial information of Boole and BMC with publicly available information of a group of software companies including Computer Associates International, Inc., Compuware Corporation, Networks Associates, Inc., Platinum Technology, Inc., Sterling Software, Inc., Legato Systems, Inc., New Dimension Software, Ltd., Objective Systems Integrators, Inc. and Landmark Systems Corporation (collectively, the "Enterprise Software Companies"). Morgan Stanley also compared certain financial information of BMC with publicly available information of a group of companies including IBM, Compaq Corporation and EMC Corporation (collectively, the "Large Capitalization Technology Companies"). The following table presents, as of October 30, 1998, the median for the Enterprise Software Companies and the Large Capitalization Technology Companies of each of price to projected calendar year 1998 earnings multiples, projected calendar year 1999 earnings multiples and calendar year 1999 earnings multiples divided by long term growth rates and aggregate value (defined as market capitalization plus total debt less cash and cash equivalents) to last twelve months' of revenue, compared to the values indicated for the Boole and BMC estimates. All earnings and growth estimates are based on the median estimates from securities research analysts.

                                                                                        AGGREGATE
                              STOCK PRICE TO PROJECTED      STOCK PRICE TO PROJECTED    VALUE TO
                                    CALENDAR YEAR              CALENDAR YEAR 1999      LAST TWELVE
                            -----------------------------     EARNINGS DIVIDED BY        MONTHS
                            1998 EARNINGS   1999 EARNINGS    LONG TERM GROWTH RATES      REVENUE
                            -------------   -------------   ------------------------   -----------
Boole & Babbage...........      21.5x           18.1x                  1.0x                3.2x
BMC Software..............      35.3            27.9                   1.1                12.0
Enterprise Software
  Companies...............      22.3            17.5                   0.6                 4.2
Large Capitalization
  Technology Companies....      44.7            19.8                   1.3                 2.1

     No company utilized in the peer group comparison analysis as a comparison is identical to Boole or BMC. In evaluating the peer groups, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Boole or BMC, such as the impact of competition on the business of Boole or BMC and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Boole or BMC or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

     Analysis of Selected Precedent Transactions. Morgan Stanley reviewed a number of enterprise software transactions (collectively, the "Enterprise Software Transactions") and compared certain statistics for the Enterprise Software Transactions to the relevant financial statistics for Boole based on the value of Boole implied by the exchange ratio and the closing price for Boole common stock and BMC common stock as of October 30, 1998. The following table presents the implied values, using the low, median and high multiples of last twelve months' revenue, last twelve months' earnings, next twelve months' estimated earnings, and the 1 trading day and 1 month prior to announcement offer price premia for the Enterprise

Software Transactions, compared to the respective revenue and earnings multiples and offer price premia for the transaction implied by the offer as of October 30, 1998.

                                                    IMPLIED OFFER PRICE TO     IMPLIED OFFER PRICE PREMIUMS
                        IMPLIED AGGREGATE VALUE    -------------------------   -----------------------------
                       (BASED ON OFFER PRICE) TO   LAST TWELVE   NEXT TWELVE       1 DAY          1 MONTH
                              LAST TWELVE            MONTHS'       MONTHS'       PRIOR TO        PRIOR TO
                           MONTHS' REVENUES         EARNINGS      EARNINGS     ANNOUNCEMENT    ANNOUNCEMENT
                       -------------------------   -----------   -----------   -------------   -------------
Enterprise Software
  Companies
  Low................             0.4x                  6.3x          8.4x          5.4%           -26.6%
  Medium.............             5.3x                 43.0x         35.0x         25.8%            38.6%
  High...............            57.7x                178.4x        101.1x         59.9%           100.1%
Boole & Babbage......             4.2x                 27.1x         23.0x         21.8%            40.3%

     No transaction utilized as a comparison in the precedent transactions analysis is identical to the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Boole or BMC, such as the impact of competition on Boole or BMC and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Boole or BMC or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

     Exchange Ratio Analysis. Morgan Stanley reviewed the ratios of the closing prices of Boole common stock divided by the corresponding prices of BMC over various periods during the twelve month period ending October 30, 1998 and computed the premia represented by the exchange ratio over the averages of these daily ratios over various periods. The following table presents the range of average implied exchange ratios over the periods covered and the implied exchange ratio as of October 30, 1998, compared to the merger exchange ratio.

                                                                            PREMIUM
                                                                         REPRESENTED BY
                                                           AVERAGE      MERGER EXCHANGE
                                                           EXCHANGE        RATIO OVER
                                                          RATIO OVER    AVERAGE IMPLIED
PERIOD ENDING OCTOBER 30, 1998                              PERIOD       EXCHANGE RATIO
------------------------------                            ----------    ----------------
As of October 30, 1998..................................    0.554             22%
10 Calendar Days........................................    0.546             24%
20 Calendar Days........................................    0.489             38%
30 Calendar Days........................................    0.465             45%
60 Calendar Days........................................    0.452             49%
120 Calendar Days.......................................    0.468             44%

     Pro Forma Merger Analysis. Morgan Stanley analyzed the pro forma impact of the merger on BMC's projected earnings per share for calendar years 1998 and 1999. Such analysis was based on earnings projections by securities research analysts for both companies. Morgan Stanley observed that, assuming that the merger was treated as a pooling transaction, the merger would result in earnings per share accretion for BMC shareholders of 3.0% and 2.3% for calendar years 1998 and 1999, respectively, before taking into account any one-time charges or synergies.

     Discounted Equity Value. Morgan Stanley performed an analysis of the present value per share of Boole on a standalone basis based on Boole's future trading price. Morgan Stanley observed that, based on a range of earnings per share estimates based on securities research analysts for the calendar years 2000 and 2001, illustrative multiples of earnings per share ranging from 12.0 times to 18.0 times, illustrative discount rates ranging from 10.3% to 15.0% and the present value per share of Boole common stock on a standalone basis ranged from $18.72 to $31.30. Morgan Stanley compared the results of the standalone analysis to an analysis of the present value per share of the implied value of Boole based on BMC's future trading price assuming consummation of the merger and based on a range of earnings per share estimates based on securities research analysts for both companies for the calendar years 2000 and 2001 prior to any synergies resulting from the merger, multiples of earnings per share ranging from 22.0 times to 30.0 times and discount rates of 13.5% and 15.0%. Based on this analysis, Morgan Stanley estimated a present value per equivalent share of Boole common stock ranging from $28.92 to $43.92. Morgan Stanley also performed an analysis of the present value per share of BMC on a standalone basis. Morgan Stanley observed that, based on a range of earnings per share estimates based on securities research analysts for the calendar years 2000 and 2001, illustrative multiples of earnings per share ranging from 24.0 times to 32.0 times, illustrative discount rates ranging from 13.5% to 15.0% and the present value per share of BMC common stock on a standalone basis ranged from $45.96 to $68.64. Morgan Stanley observed that the price of BMC common stock on October 30, 1998 was $48.06.

     In connection with the review of the merger by the Boole board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of its opinion given in connection therewith. The summary set forth above does not purport to be a complete description of the analyses performed by Morgan Stanley in connection with the merger.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Boole or BMC.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Boole or BMC. Any estimates contained in Morgan Stanley's analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to the holders of Boole common stock and were conducted in connection with the delivery of the Morgan Stanley opinion to the Boole board of directors. The analyses do not purport to be appraisals or to reflect the prices at which Boole common stock or BMC common stock might actually trade. The exchange ratio pursuant to the merger agreement and other terms of the merger agreement were determined through arm's-length negotiations between Boole and BMC and were approved by the Boole board of directors. Morgan Stanley provided advice to Boole during such negotiations; however, Morgan Stanley did not recommend any specific consider-ation to Boole or that any specific consideration constituted the only appropriate consideration for the merger. In addition, as described above, Morgan Stanley's opinion and presentation to the Boole board of directors was one of many factors taken into consideration by Boole's board of directors in making its decision to approve the merger. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Boole board of directors with respect to the value of Boole or of whether the Boole board of directors would have been willing to agree to a different consideration.

     The Boole board of directors retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity or debt securities or senior loans of BMC or Boole.

     Pursuant to an engagement letter dated May 28, 1998, Morgan Stanley provided financial advisory services and a financial opinion in connection with the merger. Morgan Stanley's fee for financial advisory services is estimated to be approximately $8.5 million, $2 million of which has been paid. The remainder of the fee is contingent upon the closing of the merger. Boole has also agreed to reimburse Morgan Stanley for travel and other out-of-pocket expenses incurred by Morgan Stanley in performing its services. In addition, Boole has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to Morgan Stanley's engagement and any related transactions.

     Prior to retaining Morgan Stanley in connection with a potential sale of the company, Boole retained Morgan Stanley in connection with two potential acquisitions by Boole of other companies. Discussions with each of these companies were terminated and no transaction was ever consummated with these companies. Accordingly, no compensation (other than reimbursement of out-of-pocket expenses) was ever paid to Morgan Stanley in connection with these potential acquisitions.

INTERESTS OF BOOLE'S OFFICERS AND DIRECTORS IN THE MERGER

     In considering the recommendations of Boole's board of directors with respect to the merger, stockholders should be aware that certain members of the board of directors and management of Boole have interests in the merger that are in addition to the interests of stockholders of Boole generally. The Boole board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger transactions.

     Indemnification and Insurance. The merger agreement provides that after the effective time, BMC will indemnify each present and former director and officer of Boole against any claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the effective time. BMC will fulfill and honor the obligations of Boole pursuant to all indemnification agreements existing on the date of the merger agreement and the certificate of incorporation and bylaws of Boole in effect on the date of the merger agreement. BMC will also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In addition, for a period of six years after the effective time, BMC will maintain a directors' and officers' liability insurance policy covering those persons who are currently covered by Boole's directors' and officers' liability insurance policy with coverage in amount and scope at least as favorable as Boole's existing coverage. BMC is not required to expend per year for such coverage more than an aggregate of 200% of the current annual premium expended by Boole to provide such coverage. If the annual premiums of such insurance coverage exceed this amount, BMC will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. If a policy of the type described above is not available in the market, BMC will obtain a policy that is as close as possible to being as favorable as Boole's existing coverage.

     Employment Agreements. To facilitate the integration of BMC and Boole after the closing of the merger, BMC has agreed to employ the following Boole executives for a term of eight months following the closing of the merger: Paul Newton, Johannes Bruggeling, Richard Harritt, Jim Black, Saverio Merlo and Arthur Knapp. Each of these Boole executives has executed an employment agreement with BMC pursuant to which the Boole executive will receive compensation equal to his base salary as an employee of Boole prior to the closing of the merger. Upon termination of employment, the Boole executive will be entitled to receive the following:

     - the remainder of all amounts payable in connection with such termination under Boole's 1999 Executive Incentive Plan, less all amounts paid as compensation to such employee by BMC under the employment agreement,

     - accrued vacation,

     - sabbatical payments, and

     - vested benefits under Boole's employee benefit plans.

     Automatic Acceleration of Stock Options; Severance Payments. Pursuant to Boole's Executive Incentive Plan, which has been in effect since 1994, Paul Newton, Johannes Bruggeling, Richard Harritt, Jim Black, Saverio Merlo, Arthur Knapp, Dicklam Au and James Stratton will be entitled to certain benefits in connection with the merger. The plan provides that 100% of the options to purchase Boole common stock held by each executive plan participant will vest in the event that the executive plan participant leaves the employment of Boole within one year of a change of control. As of March 30, 1999, the executive plan participants will hold an aggregate of 1,102,626 unvested options to purchase Boole common stock. In addition, the plan provides that in the event of a change of control, each executive plan participant will be entitled to receive his or her prorated bonus for the number of fiscal quarters completed (including the entire quarter in which the change of control takes place) based on Boole's year-to-date results prior to the announcement of the change of control. In addition, should the executive plan participant leave Boole's employment within one year of a change of control, an extra full year of salary and targeted bonus will be paid to the executive plan participant. The merger constitutes a change of control under the terms of the plan.

     Pursuant to Boole's 1993 Non-Employee Directors' Stock Option Plan, assuming that the merger is consummated on March 30, 1999, 58,292 stock options granted to non-employee directors of Boole will automatically vest immediately prior to the consummation of the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following sets forth the opinion of Vinson & Elkins L.L.P. and Cooley Godward LLP as to the material federal income tax consequences of the merger to the holders of Boole common stock. This opinion is based upon current provisions of the Internal Revenue Code, existing regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to BMC, Boole or the stockholders of Boole as described herein. No attempt has been made to comment on all federal income tax consequences of the merger that may be relevant to particular holders, including holders who are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities, holders who are subject to the alternative minimum tax provisions of the Internal Revenue Code, holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, holders who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy, and holders who do not hold their shares as capital assets. In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws or the tax consequences of transactions effectuated prior to or after the merger, (whether or not such transactions are in connection with the merger). Accordingly, holders of Boole common stock are advised and expected to consult their own tax advisers regarding the federal income tax consequences of the merger in light of their personal circumstances and the consequences under state, local and foreign tax laws.

     As a condition to the consummation of the merger, Vinson & Elkins L.L.P. and Cooley Godward LLP must render tax opinions that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (a "Reorganization"). The tax opinions discussed in this section assume and are conditioned upon the following:

          - the truth and accuracy of the statements, covenants, representations and warranties contained in the merger agreement, in the tax representations received from BMC, Merger Sub and Boole to support the tax opinions and in all other instruments and documents related to the formation, organization and operation of BMC, Merger Sub and Boole examined by and relied upon by Vinson & Elkins L.L.P. and Cooley Godward LLP in connection with the merger;

          - that original documents submitted to such counsel are authentic, documents submitted to such counsel as copies conform to the original documents, and that all such documents have been (or will be by the effective time) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness of such documents;

          - that all covenants contained in the merger agreement and the tax representations, described above, are performed without waiver or breach of any material provision of such covenants; and

          - that any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification.

     No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, stockholders of Boole should be aware that the tax opinions discussed in this section are not binding on the IRS and no assurance can be given that the IRS will not adopt a contrary position or that a contrary position would not be sustained by a court.

     Subject to the assumptions and limitations discussed above, it is the opinion of Vinson & Elkins L.L.P., tax counsel to BMC, and Cooley Godward LLP, tax counsel to Boole, that:

          - the merger will be treated for federal income tax purposes as a Reorganization;

          - BMC, Merger Sub and Boole will each be a party to the Reorganization;

          - BMC, Merger Sub and Boole will not recognize any gain or loss solely as a result of the merger;

          - stockholders of Boole will not recognize any gain or loss upon the receipt of solely BMC common stock for their Boole common stock, other than with respect to cash received in lieu of fractional shares of BMC common stock;

          - the aggregate basis of the shares of BMC common stock received by a Boole stockholder in the merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of Boole common stock surrendered in exchange therefor;

          - the holding period of the shares of BMC common stock received by a Boole stockholder in the merger will include the holding period of the shares of Boole common stock surrendered in exchange therefor, provided that such shares of Boole common stock are held as capital assets at the effective time of the merger; and

          - a stockholder of Boole who receives cash in lieu of a fractional share will recognize gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss if the Boole common stock is held by such stockholder as a capital asset at the effective time of the merger.

ANTICIPATED ACCOUNTING TREATMENT

     The merger is expected to be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical consolidated financial statements for periods prior to consummation of the merger are restated as though the companies had been combined from inception. Either BMC or Boole may terminate the merger agreement if the merger cannot be accounted for as a pooling of interests.

     BMC has been preliminarily advised by its independent public accountants, Arthur Andersen LLP, that the merger should be treated as a pooling of interests in accordance with generally accepted accounting principles. Arthur Andersen LLP's advice contemplates that each person who may be deemed an affiliate of Boole or BMC will enter into an agreement with BMC not to sell or otherwise transfer any shares of Boole common stock or BMC common stock, as the case may be, within 30 days prior to the effective time or any BMC common stock thereafter prior to the publication of financial results that include at least 30 days of post-merger combined operations of BMC and Boole. In accordance with the provisions of the merger agreement, BMC and Boole have obtained executed affiliate agreements from all persons known to the managements of BMC or Boole to be persons who may be deemed to be affiliates of such corporations.

GOVERNMENTAL APPROVALS

     Transactions such as the merger are subject to review by the Department of Justice and the FTC to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act, the merger may not be consummated until such time as the specified waiting period requirements of the HSR Act have been satisfied. BMC and Boole filed notification reports, together with requests for early termination of the waiting period, with the Department of Justice and the FTC under the HSR Act on November 24, 1998 and the waiting period terminated on December 24, 1998.

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of BMC common stock to be received by Boole stockholders in connection with the merger have been registered under the Securities Act and, except as set forth in this paragraph, may be traded without restriction. The shares of BMC common stock to be issued in connection with the merger and received by persons who may be deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of Boole prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Under guidelines published by the SEC, the sale or other disposition of BMC common stock or Boole common stock by an affiliate of either BMC or Boole within 30 days prior to the effective time or the sale or other disposition of BMC common stock thereafter prior to the publication of financial results that include at least 30 days of post-merger combined operations of BMC and Boole could preclude pooling of interests accounting treatment of the merger. Accordingly, the merger agreement provides that each of Boole and BMC will cause persons who may be deemed to be its affiliates to execute an affiliate agreement to the effect that such persons will not sell, transfer or otherwise dispose of any shares of Boole common stock or BMC common stock during the pooling period referred to above and, with respect to affiliates of Boole, that such persons will not sell, transfer or otherwise dispose of BMC common stock at any time in violation of the Securities Act or the rules and regulations promulgated thereunder, including Rule 145. As indicated under "-- Anticipated Accounting Treatment," BMC and Boole have obtained executed affiliate agreements from all persons known to the managements of BMC or Boole to be affiliates of such corporations.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

     The following description of the merger agreement describes the material terms of the merger agreement. The full text of the merger agreement is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read the entire merger agreement.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware. If all the conditions to the merger contained in the merger agreement are satisfied or waived, we anticipate that the effective time will occur on the date of the special meeting or as soon as practicable following the special meeting.

MANNER AND BASIS OF CONVERTING SHARES

     At the effective time, each share of Boole common stock will automatically be converted into a fraction of a share of BMC common stock equal to 0.675. This fraction is referred to in this proxy statement/prospectus as the exchange ratio.

     Promptly following the effective time, Boston EquiServe, which has been selected by BMC to act as exchange agent, will mail to each record holder of Boole common stock immediately prior to the effective time, a letter indicating that the merger has been completed. Record holders of Boole common stock will also be mailed a transmittal letter which record holders will use to exchange Boole common stock certificates for BMC common stock certificates and cash for any fractional share. Transmittal letters will also be available following completion of the merger at the offices of the exchange agent at BankBoston, N.A., c/o Boston EquiServe, 150 Royall Street, Corporate Reorganization, Canton, MA 02021. Additionally, holders of certificates that previously evidenced Boole common stock may, at their option after the effective time, physically surrender in person at the offices of the exchange agent such certificates for certificates evidencing BMC common stock. Share certificates should not be surrendered for exchange by Boole stockholders prior to the effective time. After the effective time, transfers of Boole common stock will not be registered on the stock transfer books of Boole.

     No fractional shares of BMC common stock will be issued in the merger. Instead, each Boole stockholder entitled to a fractional share will receive a cash amount, without interest, based on the closing price for BMC common stock on the Nasdaq National Market on the last trading day before the effective time.

     After the effective time, until it is surrendered and exchanged, each certificate that previously evidenced Boole common stock will be deemed to evidence shares of BMC common stock and the right to receive cash in lieu of any fractional share. BMC will not pay dividends or other distributions on any shares of BMC common stock to be issued in exchange for any unsurrendered Boole common stock certificate until such Boole common stock certificate is surrendered as provided in the merger agreement.

BOOLE OPTIONS

     At the effective time, each outstanding Boole stock option will become an option to purchase a number of shares of BMC common stock determined by multiplying the number of shares of Boole common stock subject to such Boole stock option immediately prior to the effective time by the exchange ratio. The exercise price per share of BMC common stock will be equal to the exercise price per share of such Boole stock option divided by the exchange ratio. All other terms and conditions of the Boole stock options will not change and will operate in accordance with their terms.

     Based on the Boole stock options outstanding at the record date and assuming none of such Boole stock options is exercised prior to the effective time, BMC will be required at the effective time to reserve 4,143,123 shares of BMC common stock for issuance upon exercise of Boole stock options assumed by BMC pursuant to the merger.

EMPLOYEE STOCK PURCHASE PLAN

     Boole's Employee Stock Purchase Plan will be terminated at the effective time. The last business day prior to the effective time will be treated as the last day of any offering period then underway under the Employee Stock Purchase Plan. Pro-rata adjustments may be required under to the Employee Stock Purchase Plan to reflect this reduced offering period, but the offering period will otherwise be treated as a fully effective and completed offering period for all purposes of the plan. The change in the offering period described above is conditioned upon the completion of the merger.

CONDITIONS TO THE MERGER

     Conditions To The Obligation Of Each Party. The obligations of BMC and Boole to complete the merger are subject to the following conditions:

     - adoption of the merger agreement and approval of the merger by the Boole stockholders;

     - the absence of any action or legal proceeding by a U.S. federal or state, or European country, governmental entity with respect to the merger which would reasonably be expected to have a Material Adverse Effect (as defined below) on BMC or Boole; and

     - expiration or termination of the applicable waiting period under the HSR Act and any comparable competition laws or regulations in Europe or Japan.

     Conditions To The Obligation Of Boole. The obligation of Boole to complete the merger is subject to the following additional conditions:

     - compliance by BMC with its obligations under the merger agreement and the representations and warranties made by BMC in the merger agreement being true as of the effective time as if made at such time. Any inaccuracies in the representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies considered collectively do not constitute, and are not reasonably expected to result in, a Material Adverse Effect on BMC;

     - this proxy statement/prospectus being effective under the Securities Act;

     - BMC providing for the assumption at the effective time of all outstanding Boole stock options;

     - Boole receiving a favorable opinion from Morgan Stanley for inclusion in this proxy statement/prospectus as to the fairness, from a financial point of view, to the Boole stockholders of the exchange ratio, and the opinion having not been withdrawn; and

     - Cooley Godward LLP delivering to Boole its tax opinion.

     Conditions To The Obligation of BMC. The obligation of BMC to complete the merger is subject to the following additional conditions:

     - compliance by Boole with its obligations under the merger agreement and the representations and warranties made by Boole in the merger agreement being true as of the effective time as if made at such time. Any inaccuracies in the representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies considered collectively do not constitute, and are not reasonably expected to result in, a Material Adverse Effect on Boole; and

     - Vinson & Elkins L.L.P. delivering to BMC its tax opinion.

     "Material Adverse Effect" or "Material Adverse Change" means any effect, change, event, circumstance or condition which when considered with all other effects, changes, events, circumstances or conditions would reasonably be expected to materially adversely affect the business, results of operations or financial condition of BMC or Boole taken as a whole, including their respective subsidiaries. In no event will any of the following constitute a Material Adverse Effect or a Material Adverse Change:

     - a change in the trading prices of either of BMC's or Boole's common stock in and of itself between the date of the merger agreement and the effective time;

     - effects, changes, events, circumstances or conditions generally affecting the industry in which either BMC or Boole operate or arising from changes in general business or economic conditions;

     - effects, changes, events, circumstances or conditions directly attributable to out-of-pocket fees and expenses incurred in connection with the merger transactions or the payment by BMC or Boole of all amounts due to any officers or employees of Boole under employment contracts, non-competition agreements, employee benefit plans or severance arrangements;

     - any effects, changes, events, circumstances or conditions resulting from any change in law or generally accepted accounting principles, which affect generally entities such as BMC and Boole;

     - any effects, changes, events, circumstances or conditions resulting from the announcement or pendency of any of the transactions contemplated by the merger agreement; and

     - any effects, changes, events, circumstances or conditions resulting from compliance by BMC or Boole with the merger agreement.

     There can be no assurance that all of the conditions to the merger will be satisfied.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties of Boole and BMC relating to, among other things, certain aspects of the respective businesses of the parties and certain other matters. The representations and warranties expire at the effective time.

CERTAIN COVENANTS; CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Affirmative Covenants of Boole. Boole has agreed that prior to the effective time, except to the extent BMC shall consent in writing, it will:

     - operate its business only in the usual, regular, and ordinary manner in an effort to maintain its goodwill and will use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, jobbers, distributors and others having business dealings with it, and it will not substantially and adversely deviate from its licensing and pricing practices;

     - maintain its books of accounts and records in the usual, regular, and ordinary manner, in accordance with generally accepted accounting principles applied on a consistent basis;

     - comply with all laws applicable to it and the conduct of its business, except where the failure to comply with such laws would not have a Material Adverse Effect on Boole;

     - take all commercially reasonable actions as may be necessary, advisable or proper (1) to consummate the merger and the other transactions contemplated by the merger agreement, (2) to insure that the representations and warranties made by it in the merger agreement are true and correct at the effective time, (3) to fully perform all covenants made by it in the merger agreement, and (4) to satisfy all other obligations imposed upon it by the merger agreement;

     - permit BMC to inspect its records and to consult with its officers, employees, attorneys, and agents during normal business hours, for the purpose of determining the accuracy of the representations and warranties made by Boole in the merger agreement and Boole's compliance with covenants contained in the merger agreement; and

     - maintain insurance on its properties and its business in substantially similar amounts as is presently carried by it; provided, that if prior to the effective time any of its property or assets are damaged or destroyed by fire or other casualty, the obligations of BMC and Boole under the merger agreement will not be affected.

     In addition, Boole has agreed that prior to the effective time it will:

     - deliver to BMC the audited financial statements of Boole for the fiscal year ended September 30, 1998 and unaudited balance sheets and statements of income, retained earnings and cash flows as of the end of each fiscal quarter of Boole beginning with the quarter ended December 31, 1998 through the effective time; and

     - call and hold a meeting of its stockholders for the purpose of considering and acting upon a proposal to adopt the merger agreement and approve the merger.

     Negative Covenants of Boole. Boole has agreed that prior to the effective time, except as otherwise agreed to in writing by BMC, or as previously disclosed to BMC, it will not:

     - take any action or enter into any transaction which would materially affect or materially delay its ability to complete the merger;

     - take any action that would, or fail to take any action the failure of which would, materially and adversely affect its intellectual property;

     - enter into any contracts of employment which (1) cannot be terminated on notice of 14 days or less without the payment of severance compensation or (2) provide for any increase in compensation, including any modification of any stock option agreements, outside the ordinary course of business, or severance payments or benefits covering a period beyond the termination date, except as contemplated by the merger agreement or as may be required by law;

     - incur any debt except for borrowings incurred in the ordinary course of business;

     - commit to capital expenditures exceeding $1,000,000, in the aggregate, except as may be necessary to maintain existing facilities and equipment in good operating condition and repair or as may be required by law;

     - amend its certificate of incorporation or bylaws or merge or consolidate with any other corporation or change the rights of its capital stock;

     - subject to certain exceptions, issue or sell, or issue options or rights to subscribe to, any shares of its capital stock or subdivide or reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock;

     - declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders of its capital stock;

     - enter into or modify any collective bargaining agreement with any labor union or other representative of its employees;

     - increase the compensation or benefits of any Boole employee or subsidiary other than in the ordinary course of business;

     - amend or terminate any Boole Plan except as contemplated by the merger agreement; or

     - enter into or adopt any new employee benefit plan, policy or arrangement.

     Affirmative Covenants of BMC. BMC has agreed that prior to the effective time, it will:

     - operate its business in the usual, regular and ordinary manner;

     - permit Boole to inspect its records and to consult with BMC's officers, employees, attorneys and agents during normal business hours, for the purpose of determining the accuracy of the representations and warranties made by BMC in the merger agreement and its compliance with the covenants contained in the merger agreement;

     - register under the Securities Act the issuance of BMC common stock to the stockholders of Boole in connection with the merger;

     - list the shares of BMC common stock to be issued in the merger and pursuant to all assumed Boole stock options on the Nasdaq National Market; and

     - take all commercially reasonable actions as may be necessary, advisable or proper (1) to consummate the merger and the other transactions contemplated by the merger agreement, (2) to insure that the representations and warranties made by it in the merger agreement are true and correct at the effective time, (3) to fully perform all covenants made by it in the merger agreement, and (4) to satisfy timely all other obligations imposed upon it by the merger agreement.

     Negative Covenants of BMC. BMC has agreed that prior to the effective time, it will not:

     - take any action or enter into any transaction which would materially affect or materially delay its ability to complete the merger;

     - amend its certificate of incorporation or bylaws or merge into any other corporation or change in any manner the rights of the BMC common stock;

     - subject to certain exceptions, issue or sell any shares of its capital stock, or issue options, or subdivide or reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock; or

     - declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders of its capital stock.

     BMC and Boole have each agreed that prior to the effective time, they will:

     - notify the other party of any of the following: (a) any event occurring after the date of the merger agreement which would render any representation or warranty of such party contained in the merger agreement untrue or inaccurate and which would reasonably be expected to result in a Material Adverse Effect, (b) any Material Adverse Effect on such party, and (c) any material breach by such party of any covenant or agreement contained in the merger agreement;

     - use all reasonable efforts to cause the merger to be treated as a pooling of interests for financial accounting purposes; and

     - not prevent the merger from qualifying as a tax-free reorganization.

LIMITATION ON DISCUSSING OR NEGOTIATING OTHER TRANSACTION PROPOSALS

     As an inducement to BMC to enter into the merger agreement, Boole has agreed not to:

     - solicit, initiate, facilitate or knowingly encourage any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase by a third party of a substantial amount of Boole's assets or any equity interest in Boole or any merger, consolidation, business combination, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving Boole (collectively, "Boole Transaction Proposals") or agree to or endorse any Boole Transaction Proposal; or

     - propose, enter into or participate in any discussions or negotiations regarding any Boole Transaction Proposal, or furnish to another person any information with respect to its business, properties or assets for the purpose of facilitating any Boole Transaction Proposal.

     However, the foregoing clauses and the other provisions of the merger agreement will not prohibit Boole from:

     - furnishing information pursuant to an appropriate confidentiality letter to a third party who has made a Superior Boole Transaction Proposal (as defined below);

     - engaging in discussions or negotiations with a third party who has made a Superior Boole Transaction Proposal; or

     - following receipt of a Superior Boole Transaction Proposal, taking and disclosing to its stockholders a position with respect to such proposal or changing, withdrawing or withholding the approval or recommendation by its board of directors of the merger agreement or the merger, but only if, in either case, the Boole board of directors concludes that such action is reasonably necessary in order for it to comply with its fiduciary obligations to Boole's stockholders.

     If the Boole board of directors receives a Boole Transaction Proposal, then Boole must immediately inform BMC of the terms and conditions of the proposal and the identity of the person making it. Boole must keep BMC fully informed of the status and details of any Boole Transaction Proposal and of all steps it is taking in response to a Boole Transaction Proposal. Boole and its board of directors are not prohibited from making disclosure to Boole's stockholders or taking actions which, in the good faith judgment of Boole's board of directors, may be required under applicable law.

     For purposes of the merger agreement, the term "Superior Boole Transaction Proposal" means a bona fide Boole Transaction Proposal that the Boole board of directors determines in good faith, after consultation with its independent financial advisors, to be more favorable to Boole and Boole's stockholders than the merger, is reasonably capable of being financed and is not subject to any material contingencies relating to financing.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to the effective time as follows:

     - by mutual consent of BMC and Boole;

     - by BMC, if Boole breaches the merger agreement and, as a result of such breach, the conditions to BMC effecting the merger would not be satisfied, and Boole does not cure such breach within 30 business days after notice from BMC;

     - by BMC, if a Material Adverse Change occurs with respect to Boole which is not ameliorated such that it no longer constitutes a Material Adverse Change within ten business days after notice from BMC;

     - by Boole, if BMC breaches the merger agreement and, as a result of such breach, the conditions to Boole effecting the merger would not be satisfied, and BMC does not cure such breach within 30 business days after notice from Boole;

     - by Boole or BMC if, before the effective time, Boole's board of directors withdraws, withholds or modifies in a manner adverse to BMC its approval of the merger agreement or the merger under the terms, conditions and procedures set forth in the no solicitation clause of the merger agreement;

     - by Boole, if a Material Adverse Change occurs with respect to BMC which is not ameliorated such that it no longer constitutes a Material Adverse Change within ten business days after notice from Boole;

     - by BMC or Boole if a statute, rule, regulation or executive order is enacted, entered or promulgated after the date of the merger agreement, and remains in effect, prohibiting the consummation of the merger;

     - by BMC or Boole if an order, decree, ruling or injunction is entered by a court, permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or injunction has become final and non-appealable;

     - by either BMC or Boole, if all conditions to the merger are not satisfied or waived on or before June 30, 1999, other than as a result of a breach of the merger agreement by the terminating party;

     - by BMC or Boole if the merger cannot be accounted for as a "pooling of interests" for financial reporting purposes; or

     - by BMC or Boole if a meeting of the Boole stockholders is held and Boole's stockholders take a final vote on the merger proposal and do not adopt the merger agreement and approve the merger.

     Subject to limited exceptions, including the survival of Boole's agreement to pay a termination fee to BMC under certain circumstances, if the merger agreement is terminated, then it is void. There will be no liability on the part of BMC, Merger Sub or Boole to the other, and all rights and obligations of the parties will cease. However, no party will be relieved from its obligations with respect to any willful breach of the merger agreement.

EXPENSES AND TERMINATION FEE

     If the merger is abandoned because the merger agreement is terminated, all expenses will be paid by the party incurring them.

     Boole will pay to BMC a termination fee equal to $30.0 million if:

     - the merger agreement is terminated by BMC or Boole because the Boole board of directors withdraws or modifies in a manner adverse to BMC its approval of the merger agreement or the merger under the terms, conditions and procedures set forth in the no solicitation clause and there has not occurred a Material Adverse Effect on BMC; or

     - prior to the Boole stockholders' meeting at which a final vote is taken on the merger proposal, a third party publicly announces a proposal for Another Boole Transaction (as defined below) and a Material Adverse Effect on BMC has not occurred, and the Boole stockholders have not adopted the merger agreement and approved the merger, and Boole enters into an acquisition agreement which provides for Another Boole Transaction or Another Boole Transaction and is consummated within twelve months after the termination of the merger agreement, unless the merger agreement has been previously terminated under certain circumstances.

     "Another Boole Transaction" means any transaction pursuant to which a third party acquires 50% or more of the outstanding Boole common stock, a third party acquires 25% or more of the total assets of Boole, a third party merges, consolidates or combines in any other way with Boole other than in a transaction in which Boole stockholders continue to own at least 75% of the equity of the surviving corporation, or Boole distributes or transfers to its stockholders assets constituting 25% or more of the market value or earning power of Boole on a consolidated basis.

                             STOCK OPTION AGREEMENT

     The following description of the stock option agreement describes the material terms of the stock option agreement by and between BMC and Boole, dated as of October 31, 1998. The full text of the stock option agreement is attached as Appendix B to this proxy statement/ prospectus and is incorporated herein by reference. We encourage you to read the entire stock option agreement.

     In connection with, and as an inducement for, BMC to enter into the merger agreement, Boole granted to BMC an irrevocable option to purchase up to 19% of Boole's common stock outstanding as of October 31, 1998. The purchase price per option share is the lesser of $32.44 and the product of 0.675 times the average of the closing price per share of BMC common stock for the three trading days prior to the exercise of the option.

TERMS OF THE OPTION

     The option may be exercised at any time after the occurrence of an Exercise Event (as defined below). The option will remain in effect until the earliest to occur of the effective time, the first anniversary of the receipt by BMC of notice from Boole of the occurrence of an Exercise Event, or termination of the merger agreement prior to the occurrence of an Exercise Event. BMC may exercise the option in whole or in part on one occasion only, at any time during the option term following the occurrence of an Exercise Event. BMC may exercise the option following the occurrence of the Exercise Events set forth in paragraphs
(A) and (B) below only if a Boole stockholders' meeting at which a final vote is taken on the merger proposal has been held and the Boole stockholders fail to adopt the merger agreement and approve the merger. BMC may also exercise the option following the occurrence of the Exercise Event set forth in paragraph (A) below if Boole fails to recommend rejection of any tender offer or exchange offer of the type referred to in paragraph (A) below within the time prescribed by Rule 14e-2 under the Exchange Act.

EXERCISE EVENTS

     Each of the following events constitutes an "Exercise Event" pursuant to the stock option agreement:

          (A) any person (other than BMC or any affiliate of BMC) commences a tender offer or exchange offer to purchase any shares of Boole common stock such that, upon consummation of such offer, such person would own or control 20% or more of the Boole common stock then outstanding;

          (B) any person (other than BMC, Boole or any of their subsidiaries) acquires beneficial ownership or the right to acquire beneficial ownership of, or any group is formed that beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding Boole common stock; or

          (C) any event giving rise to a right of termination under the merger agreement because of a breach by Boole relating to its obligation to call and hold a meeting of its stockholders for the purpose of considering and acting upon the merger proposal, because Boole's board of directors withdraws, withholds or modifies in a manner adverse to BMC its approval of the merger agreement or the merger, or because of a failure to obtain approval of the merger agreement and the merger by Boole's stockholders if prior to the time of the Boole stockholders' meeting at which a final vote is taken on the merger proposal, a third party publicly announces a proposal for Another Boole Transaction.

REPURCHASE AT THE OPTION OF BMC

     During the option term, BMC may require Boole to repurchase from BMC the unexercised portion of the option and all the shares of Boole common stock purchased by BMC pursuant to the option that BMC then owns. This put right is only available to BMC for one year after the first Repurchase Event (as defined below). Such repurchase will be at an aggregate price equal to the sum of:

          (a) the aggregate exercise price paid by BMC for any option shares as to which the option has been exercised and with respect to which BMC has beneficial ownership;

          (b) the excess, if any, of the Applicable Price (as defined below) over the exercise price paid by BMC for each option share as to which the option has been exercised and with respect to which BMC then has beneficial ownership, multiplied by the number of such shares; and

          (c) the excess, if any, of (x) the Applicable Price for each share of Boole common stock over (y) the exercise price, multiplied by the number of option shares as to which the option has not been exercised.

     "Applicable Price" means the highest of (a) the highest price per share paid pursuant to a tender or exchange offer made for shares of Boole common stock subsequent to the date of the stock option agreement and on or prior to the date on which BMC exercises the put right; (b) the price per share to be paid by any third person for shares of Boole common stock pursuant to an agreement for a merger or other business combination with Boole entered into on or prior to the date on which BMC exercises the put right; or (c) the highest bid price per share of Boole common stock as quoted on the Nasdaq National Market during the 60 business days preceding the date on which BMC exercises the put right. "Repurchase Event" means the occurrence of any Exercise Event specified in paragraph (B) or (C) above, in each case only if the $30.0 million termination fee has been paid or would be payable under the merger agreement.

     The stock option agreement limits the cash payment which may be received by BMC pursuant to the exercise of its put right to $30.0 million, including the amount, if any, paid to BMC as a termination fee under the merger agreement.

REPURCHASE AT THE OPTION OF BOOLE

     If BMC has not exercised its repurchase rights, then Boole may demand, within six months following the expiration of BMC's repurchase rights, or, if no Repurchase Event has occurred, at the expiration of one year from the date the option was first exercised, that BMC sell to Boole all the shares of Boole common stock acquired by BMC pursuant to the option and with respect to which BMC has beneficial ownership at the time of such repurchase at a price per share equal to the exercise price per share.

     The stock option agreement also contains provisions granting Boole, under certain circumstances, a right of first refusal to purchase shares acquired by BMC upon exercise of the option.

OTHER

     The stock option agreement contains provisions governing the procedure for exercise of the option and payment for the shares purchased upon such exercise and other provisions that adjust the number of shares and the exercise price upon the occurrence of certain events, such as stock dividends, divisions, combinations and recapitalizations, exchange of shares or other similar transactions.

     Finally, the stock option agreement contains provisions obligating Boole to register under the Securities Act the offering, sale and delivery by BMC of shares of Boole common stock acquired by it pursuant to the exercise of the option and prohibiting BMC from acquiring or making a proposal to acquire shares of Boole common stock under certain circumstances.

                               VOTING AGREEMENTS

     The following description of the voting agreements describes the material terms of the voting agreements. A form of voting agreement is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read the entire form of voting agreement.

     Johannes S. Bruggeling, Raymond E. Cairns, Franklin P. Johnson, Jr., Terry
R. McGowan, Paul E. Newton, and David B. Wright, each a director of Boole, and James E.C. Black, Richard A. Harritt, Arthur F. Knapp, Jr., and Saverio Merlo, each an executive of Boole, and Catherine H. Johnson and Asset Management Partners have each entered into voting agreements with BMC dated October 31, 1998. They have agreed in the voting agreements to vote all shares of Boole common stock owned by them as of the record date in favor of the merger agreement and the merger. Pursuant to the voting agreements, they have granted BMC an irrevocable proxy to vote their shares of Boole common stock in favor of the merger agreement and the merger. Approximately 2,751,651 shares, or 9.9% of the Boole common stock outstanding on the record date, is subject to voting agreements. They have also agreed prior to the termination of the voting agreements, not to transfer, assign, convey or dispose of any of the shares of Boole common stock owned by them as of the record date unless each person to whom any such shares, or any interest in any of such shares, is transferred executes a voting agreement and agrees to hold such shares subject to all of the terms and provisions of the voting agreement.

                        MANAGEMENT AND OTHER INFORMATION

     After the merger, Boole will be a wholly owned subsidiary of BMC, and all of Boole's subsidiaries will be indirect wholly owned subsidiaries of BMC. After the merger, BMC will be managed by the same board of directors and executive officers as existed prior to the merger. Certain information relating to the management, executive compensation, certain relationships and related transactions and other related matters pertaining to BMC and Boole is set forth in or incorporated by reference in their respective annual reports on Form 10-K which are incorporated in this proxy statement/prospectus. See "Where You Can Find More Information."

                SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

     The following table and the notes thereto set forth certain information with respect to the beneficial ownership of shares of Boole common stock, as of October 31, 1998 (except as noted in the footnotes), by each director and executive officer of Boole and by each person or group who is known to the management of Boole to be the beneficial owner of more than five percent of the Boole common stock outstanding as of October 31, 1998. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Where information regarding stockholders is based on Schedules 13D and 13G, the number of shares owned is as of the date for which information was provided in such schedules, as noted. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable and the voting agreements entered into between the executive officers and directors of Boole and BMC, Boole believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 27,500,992 shares outstanding on October 31, 1998, adjusted as required by rules promulgated by the SEC.

                                                            BENEFICIAL OWNERSHIP
                                                           -----------------------
                                                           NUMBER OF    PERCENT OF
BENEFICIAL OWNER                                             SHARES      TOTAL(%)
----------------                                           ----------   ----------
Wellington Management Company, LLP(1)....................   2,208,126       8.03
  75 State Street
  Boston, MA 02109
Franklin P. Johnson, Jr.(2)(6)...........................   2,076,844       7.54
  c/o Asset Management Partners
  2275 East Bayshore, Suite 150
  Palo Alto, CA 94303
FMR Corp.(3).............................................   2,206,967       8.03
  82 Devonshire Street
  Boston, MA 02106
Private Capital Management, Inc. and related
  entities(4)............................................   1,682,927       6.12
  3003 Tamiami Trail North
  Naples, FL 33940
Winston Partners, L.P. and related entities(5)...........   1,637,085       5.95
  888 Seventh Avenue
  New York, New York 10106
Paul Newton(6)...........................................   1,348,321       4.69
Johannes Bruggeling(6)...................................     843,465       3.04
Arthur Knapp(6)..........................................     352,387       1.27
James Black(6)...........................................     282,795       1.02
Saverio Merlo(6).........................................     241,762          *
Raymond Cairns(6)........................................      57,693          *
Richard Harrit...........................................      42,769          *
Terry McGowan(6).........................................      12,356          *
David Wright(6)..........................................       1,000          *
All executive officers and directors as a group (10
  persons)(7)............................................   5,259,392      17.52

-------------------------

(1) Wellington Management Company LLP ("Wellington"), is an investment advisor registered with the SEC under the Investment Advisors Act of 1940, as amended, and in its capacity as investment advisor, may be deemed to have beneficial ownership of these shares, which are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class. Wellington has shared voting power over 634,614 of these shares, and shared dispositive power over all 2,208,126 of these shares. The reported stated number of shares beneficially owned is as of June 30, 1998.

(2) Includes 177,574 shares held by Mr. Johnson's wife. Mr. Johnson may be deemed to beneficially own these shares but disclaims beneficial ownership of such shares. Also includes 369,562 shares held by Asset Management partners, a limited partnership, of which Mr. Johnson is a general partner. Mr. Johnson disclaims beneficial ownership of two-thirds of such shares.

(3) FMR Corp. ("FMR"), in its capacity as a parent holding company, may be deemed to be the beneficial owner of these shares, 1,614,955 of which are beneficially owned by a wholly-owned subsidiary, Fidelity Management & Research Company, a registered investment advisor which acts as an investment advisor to various investment companies ("Funds"), which holds such shares, and 592,012 of which are beneficially owned by a wholly-owned subsidiary, Fidelity Management Trust Company, a bank which serves as investment manager of certain institutional accounts ("Accounts") which holds these shares. FMR, Edward C. Johnson 3d, Chairman of FMR, and the Funds each has sole power to dispose of 1,614,955 shares. Neither FMR nor Mr. Johnson have sole power to vote or direct the voting of the shares owned by the Funds which power resides with the Funds' Board of Trustees who carry out the voting under written guidelines established by the Funds' Board of Trustees. FMR and Mr. Johnson, through its control of Fidelity Management Trust Company, has sole voting disposition power over 592,012 shares owned by the Accounts. Members of Mr. Johnson's family and trusts for their benefit own shares of common stock of FMR representing approximately 49% of the voting stock of FMR. Mr. Johnson owns 12% and Abigail P. Johnson, a director of FMR, owns 24.5% of the aggregate outstanding voting stock of FMR. The reported stated number of shares beneficially owned is as of February 9, 1998.

(4) Private Capital Management, Inc. ("PCM"), in its capacity as investment advisor, and Bruce Sherman, PCM's President, may each be deemed beneficial owners of 1,677,927 of these shares, which are held by PCM on behalf of its clients. PCM and Bruce Sherman have shared dispositive power over these 1,677,927 shares. Michael Seaman, who has sole power to vote or direct the vote of, and sole power to dispose of 5,000 shares, is an employee of PCM or affiliates thereof and (i) does not exercise sole or shared dispositive or voting power with respect to the shares held by PCM or SPS, (ii) disclaims beneficial ownership of shares held by Mr. Sherman, PCM and SPS, and (iii) disclaims, along with Mr. Sherman, the existence of a group.

(5) The shares are held by Winston Partners, L.P. Chatterjee Fund Management L.P. is the sole general partner of Winston Partners, L.P., and Purnendu Chatterjee is the sole general partner of Chatterjee Fund Management, L.P.

(6) Includes shares which certain executive officers and directors of the Company have the right to acquire within 60 days after October 31, 1998 pursuant to outstanding options as follows: James E. C. Black, 282,750 shares; Johannes S. Bruggeling, 265,783 shares; Raymond E. Cairns, 52,631 shares; Richard Harrit, 42,187 shares; Franklin P. Johnson, 50,625 shares; Arthur F. Knapp, Jr., 328,750 shares; Terry R. McGowan, 12,356 shares; Saverio Merlo, 229,499 shares; Paul E. Newton, 1,246,876 shares; and all executive officers and directors as a group, 2,511,457 shares.

(7) Includes shares described in notes (2) and (6).

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements reflect adjustments to the historical consolidated balance sheets and statements of income of BMC and Boole to give effect to the merger, using the pooling of interests method of accounting for a business combination.

     The unaudited pro forma condensed combined statements of income for the nine months ended December 31, 1997 and 1998 and for the years ended March 31, 1996, 1997 and 1998 assume the merger was effected as of April 1, 1995.

     The unaudited pro forma condensed combined balance sheet as of December 31, 1998 assumes the merger was effected as of December 31, 1998.

     The fiscal year ends for BMC and Boole occur at different dates. BMC's fiscal year end is March 31 while Boole's fiscal year end is September 30. In order to present the pro forma combined results on a comparable basis, certain adjustments were made to Boole's results of operations for certain periods to conform to those of BMC. See "Notes to Unaudited Pro Forma Condensed Combined Financial Statements" in this section for an explanation of the pro forma adjustments.

     The following unaudited pro forma condensed combined financial statements have been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of BMC and Boole, incorporated by reference into this proxy statement/prospectus. The following unaudited pro forma condensed combined statements of income are not necessarily indicative of the results of operations that would have occurred had the merger occurred on April 1, 1995, nor are they necessarily indicative of the future operating results of the combined company.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                                  DECEMBER 31, 1998
                                  -------------------------------------------------
                                                           PRO FORMA     PRO FORMA
                                     BMC        BOOLE     ADJUSTMENTS     COMBINED
                                  ----------   --------   -----------    ----------
                                                   (IN THOUSANDS)
Current Assets:
  Cash and cash equivalents.....  $  123,070   $ 51,166                  $  174,236
  Investments...................      66,569     43,848                     110,417
  Trade receivables.............     218,443     97,226                     315,669
  Other current assets..........      56,892     15,806                      72,698
                                  ----------   --------                  ----------
          Total current
             assets.............     464,974    208,046                     673,020
Property and equipment, net.....     224,396     10,831                     235,227
Purchased and internally
  developed software, net.......     119,973     13,088                     133,061
Investment securities...........     835,336         --                     835,336
Other long-term assets..........      50,187    107,984                     158,171
                                  ----------   --------                  ----------
          Total assets..........  $1,694,866   $339,949                  $2,034,815
                                  ==========   ========                  ==========
Current liabilities:
  Current portion of deferred
     revenue....................  $  300,385   $ 61,495                  $  361,880
  Other current liabilities.....     130,747     55,258      16,250(A)      202,255
                                  ----------   --------     -------      ----------
          Total current
             liabilities........     431,132    116,753      16,250         564,135
Deferred revenue................     160,247     62,660                     222,907
Other long-term liabilities.....      48,207      1,433                      49,640
                                  ----------   --------     -------      ----------
          Total liabilities.....     639,586    180,846      16,250         836,682
Stockholders' Equity:
  Common stock..................       2,173         31         156(B)        2,360
  Additional paid-in capital....     110,719    105,130     (41,039)(B)     174,810
  Retained earnings.............     962,975     79,739     (16,250)(B)   1,026,464
  Other stockholders' equity....     (20,587)   (25,797)     40,883(B)       (5,501)
                                  ----------   --------     -------      ----------
          Total stockholders'
             equity.............   1,055,280    159,103     (16,250)      1,198,133
                                  ==========   ========     =======      ==========
          Total liabilities and
             stockholders'
             equity.............  $1,694,866   $339,949                  $2,034,815
                                  ==========   ========                  ==========

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                          FOR THE YEAR ENDED MARCH 31, 1996
                               --------------------------------------------------------
                                 MARCH 31,      SEPTEMBER 30,
                                    1996            1995         PRO FORMA    PRO FORMA
                                    BMC             BOOLE       ADJUSTMENTS   COMBINED
                               --------------   -------------   -----------   ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Licenses...................     $290,998        $ 89,542                    $380,540
  Maintenance................      178,908          79,485                     258,393
                                  --------        --------       --------     --------
          Total revenues.....      469,906         169,027                     638,933
Selling and marketing
  expenses...................      130,220          86,753                     216,973
Research and development
  expenses and related
  charges....................       60,976          21,056                      82,032
Cost of maintenance services
  and product licenses.......       55,033          31,293                      86,326
General and administrative
  expenses...................       41,071          17,140                      58,211
Acquired research and
  development costs..........       23,589              --                      23,589
                                  --------        --------       --------     --------
  Operating income...........      159,017          12,785                     171,802
Interest and other income....       16,378           3,907                      20,285
                                  --------        --------                    --------
  Income before taxes........      175,395          16,692                     192,087
Provision for income taxes...       61,842           5,076                      66,918
                                  --------        --------                    --------
  Net earnings...............     $113,553        $ 11,616                    $125,169
                                  ========        ========                    ========
Basic earnings per share.....     $    .55        $    .67                    $    .56
                                  ========        ========                    ========
Shares used in computing
  basic earnings per share...      208,213          17,236                     225,449
Diluted earnings per share...     $    .52        $    .62                    $    .53
                                  ========        ========                    ========
Shares used in computing
  diluted earnings per
  share......................      216,748          18,698                     235,446

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                         FOR THE YEAR ENDED MARCH 31, 1997
                                ----------------------------------------------------
                                MARCH 31,   SEPTEMBER 30,
                                  1997          1996         PRO FORMA     PRO FORMA
                                   BMC          BOOLE       ADJUSTMENTS    COMBINED
                                ---------   -------------   -----------    ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Licenses....................  $409,015      $ 95,219                     $504,234
  Maintenance.................   202,773        84,932                      287,705
                                --------      --------       --------      --------
          Total revenues......   611,788       180,151                      791,939
Selling and marketing
  expenses....................   169,521        91,766                      261,287
Research and development
  expenses and related
  charges.....................    80,210        22,326                      102,536
Cost of maintenance services
  and product licenses........    70,906        34,838                      105,744
General and administrative
  expenses....................    49,887        18,392                       68,279
Acquired research and
  development costs...........    11,259            --                       11,259
                                --------      --------       --------      --------
  Operating income............   230,005        12,829                      242,834
Interest and other income.....    21,129         5,643                       26,772
                                --------      --------       --------      --------
  Income before taxes.........   251,134        18,472                      269,606
Provision for income taxes....    78,149         7,015                       85,164
                                --------      --------       --------      --------
  Net earnings................  $172,985      $ 11,457                     $184,442
                                ========      ========                     ========
Basic earnings per share......  $    .83      $    .64                     $    .81
                                ========      ========                     ========
Shares used in computing basic
  earnings per share..........   208,611        17,931                      226,542
Diluted earnings per share....  $    .78      $    .59                     $    .76
                                ========      ========                     ========
Shares used in computing
  diluted earnings per
  share.......................   222,012        19,450                      241,462

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                            FOR THE YEAR ENDED MARCH 31, 1998
                                     -----------------------------------------------
                                                 ADJUSTED
                                     MARCH 31,   MARCH 31,
                                       1998        1998       PRO FORMA    PRO FORMA
                                        BMC        BOOLE     ADJUSTMENTS   COMBINED
                                     ---------   ---------   -----------   ---------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Licenses.........................  $549,338    $117,759                  $667,097
  Maintenance......................   238,815      89,646                   328,461
                                     --------    --------     --------     --------
          Total revenues...........   788,153     207,405                   995,558
Selling and marketing expenses.....   221,461      97,716                   319,177
Research and development expenses
  and related charges..............    99,876      25,489                   125,365
Cost of maintenance services and
  product licenses.................    92,926      35,435                   128,361
General and administrative
  expenses.........................    58,955      18,255                    77,210
Merger costs.......................     7,737          --                     7,737
Acquired research and development
  costs............................    65,473          --                    65,473
                                     --------    --------     --------     --------
  Operating income.................   241,725      30,510                   272,235
Interest and other income..........    30,277      13,222                    43,499
                                     --------    --------                  --------
  Income before taxes..............   272,002      43,732                   315,734
Provision for income taxes.........    97,012      12,055                   109,067
                                     --------    --------                  --------
  Net earnings.....................  $174,990    $ 31,677                  $206,667
                                     ========    ========                  ========
Basic earnings per share...........  $    .83    $   1.67                  $    .90
                                     ========    ========                  ========
Shares used in computing basic
  earnings per share...............   211,129      18,941                   230,070
Diluted earnings per share.........  $    .78    $   1.54                  $    .84
                                     ========    ========                  ========
Shares used in computing diluted
  earnings per share...............   224,185      20,609                   244,794

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                      FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                                  ---------------------------------------------------
                                                              PRO FORMA     PRO FORMA
                                       BMC         BOOLE     ADJUSTMENTS    COMBINED
                                  -------------   --------   -----------    ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Licenses......................    $382,891      $ 86,783                  $469,674
  Maintenance...................     174,542        67,035                   241,577
                                    --------      --------    --------      --------
          Total revenues........     557,433       153,818                   711,251
Selling and marketing
  expenses......................     157,633        72,950                   230,583
Research and development
  expenses and related
  charges.......................      75,084        19,074                    94,158
Cost of maintenance services and
  product licenses..............      64,658        26,621                    91,279
General and administrative
  expenses......................      42,373        13,322                    55,695
Merger costs....................          --            --                        --
Acquired research and
  development costs.............      65,473            --                    65,473
                                    --------      --------    --------      --------
  Operating income..............     152,212        21,851                   174,063
Interest and other income.......      21,471         8,747                    30,218
                                    --------      --------                  --------
  Income before taxes...........     173,683        30,598                   204,281
Provision for income taxes......      67,171         8,375                    75,546
                                    --------      --------                  --------
  Net earnings..................    $106,512      $ 22,223                  $128,735
                                    ========      ========                  ========
Basic earnings per share........    $   0.51      $   1.17                  $   0.56
                                    ========      ========                  ========
Shares used in computing basic
  earnings per share............     210,301        18,928                   229,229
Diluted earnings per share......    $   0.48      $   1.08                  $   0.53
                                    ========      ========                  ========
Shares used in computing diluted
  earnings per share............     224,132        20,569                   244,701

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                      FOR THE NINE MONTHS ENDED DECEMBER 31, 1998
                                     ----------------------------------------------
                                                            PRO FORMA     PRO FORMA
                                       BMC       BOOLE     ADJUSTMENTS    COMBINED
                                     --------   --------   -----------    ---------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Licenses.........................  $532,241   $ 98,874                  $631,115
  Maintenance......................   212,669     73,562                   286,231
                                     --------   --------     -------      --------
          Total revenues...........   744,910    172,436                   917,346
Selling and marketing expenses.....   213,005     77,925                   290,930
Research and development expenses
  and related charges..............   101,440     19,200                   120,640
Cost of maintenance services and
  product licenses.................    76,624     29,644                   106,268
General and administrative
  expenses.........................    53,278     15,266                    68,544
Acquired research and development
  costs............................    17,304         --                    17,304
                                     --------   --------     -------      --------
  Operating income.................   283,259     30,401                   313,660
Interest and other income..........    35,732     10,041                    45,773
                                     --------   --------                  --------
  Income before taxes..............   318,991     40,442                   359,433
Provision for income taxes.........    85,918     11,325                    97,243
                                     --------   --------                  --------
  Net earnings.....................  $233,073   $ 29,117                  $262,190
                                     ========   ========                  ========
Basic earnings per share...........  $   1.08   $   1.54                  $   1.12
                                     ========   ========                  ========
Shares used in computing basic
  earnings per share...............   215,111     18,893                   234,004
Diluted earnings per share.........  $   1.02   $   1.41                  $   1.05
                                     ========   ========                  ========
Shares used in computing diluted
  earnings per share...............   228,035     20,625                   248,660

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     The unaudited pro forma condensed combined statements of income for the nine months ended December 31, 1997 and 1998 are based on the unaudited consolidated financial statements of BMC for the nine months ended December 31, 1997 and 1998 and the consolidated financial statements of Boole for the years ended September 30, 1997 and 1998 reduced by the unaudited consolidated statements of income of Boole for the six months ended March 31, 1997 and 1998, respectively and increased by the unaudited consolidated statements of income of Boole for the three months ended December 31, 1997 and 1998, respectively. The unaudited pro forma condensed combined statements of income for the years ended March 31, 1996 and 1997 are based on the consolidated financial statements of BMC for the years ended March 31, 1996 and 1997 and Boole for the years ended September 30, 1995 and 1996. The unaudited pro forma condensed combined statement of income for the year ended March 31, 1998 is based on the consolidated financial statements of BMC for the years ended March 31, 1998 and Boole for the year ended September 30, 1997 reduced by the unaudited consolidated statements of income of Boole for the six months ended March 31, 1997 and increased by the unaudited consolidated statements of income of Boole for the six months ended March 31, 1998.

     As a result of the adjustments to conform BMC and Boole's fiscal year ends for the year ended March 31, 1998, Boole's results of operations for the six months ended March 31, 1997, which include total revenues of $96,212,000 and a net loss of $386,000, have not been included in the unaudited pro forma condensed combined statements of income for the periods presented.

     The unaudited pro forma condensed combined balance sheet is based on the balance sheets of BMC and Boole at December 31, 1998, after giving effect to the adjustments and assumptions described below.

     The unaudited pro forma condensed combined balance sheet reflects expenses expected to be incurred by BMC and Boole in connection with the merger; however, the unaudited pro forma condensed combined statements of income do not reflect such expenses. The unaudited pro forma condensed combined financial statements do not reflect the effect of cost savings and revenue enhancements, if any, which may be realized after consummation of the merger.

     BMC and Boole employ accounting policies that are in accordance with generally accepted accounting principles in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires BMC and Boole management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates. In the opinion of BMC and Boole, the unaudited pro forma condensed combined financial statements include all adjustments necessary to present fairly the financial position of BMC and Boole and the results of operations of BMC and Boole.

NOTE 2. PRO FORMA ADJUSTMENTS

     BMC and Boole expect to incur charges to operations of approximately $25.0 million (or $16.25 million net of income taxes) for transaction fees, costs incident to the merger and certain identified restructuring charges. These expenses are reflected in the unaudited pro forma condensed combined balance sheet as of December 31, 1998, consistent with SEC reporting rules. These expenses are not reflected in the unaudited pro forma condensed combined statements of income. No adjustments have been reflected in the unaudited pro forma condensed combined financial statements for the benefits that BMC management anticipates to result from the merger as described under "The
Merger -- Reasons for the Merger -- BMC's Reasons for the Merger." BMC expects to restructure the combined operations, resulting in additional nonrecurring charges, which could be significant. The amount of such charges cannot be reasonably estimated until an analysis of the newly combined operations is completed and a restructuring plan developed.

     The unaudited pro forma condensed combined financial statements reflect the following pro forma adjustments:

    (A) Other current liabilities -- reflects the accrual of the estimated transaction fees, costs incident to the merger and certain identified restructuring charges.

    (B) Stockholders' equity -- Stockholders' equity reflects the issuance of
    0.675 of a share of BMC Common Stock for each share of Boole common stock outstanding at December 31, 1998. Therefore, the historical combined common stock, paid-in capital and retained earnings balances have been adjusted to reflect the number of shares assumed to be issued, the differences in par value per common share of BMC and Boole and the cancellation of Boole treasury stock. Retained earnings has also been adjusted to reflect the accrual of the estimated transaction fees, costs incident to the merger and certain identified restructuring charges.

                        DESCRIPTION OF BMC CAPITAL STOCK

GENERAL

     The following describes certain of the provisions of the certificate of incorporation and bylaws of BMC. BMC's certificate of incorporation and bylaws are included as exhibits to the registration statement of which this proxy statement/prospectus is a part.

BMC COMMON STOCK

     BMC is authorized to issue 600,000,000 shares of BMC common stock, par value $.01 per share. As of September 30, 1998, there were 217,259,162 shares of BMC common stock issued and outstanding and approximately 917 holders of record of BMC common stock. The holders of BMC common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. The holders of BMC common stock do not have cumulative voting rights in the election of directors. Subject to the rights of the holders of BMC preferred stock, the holders of BMC common stock are entitled to receive ratably such dividends, if any, as may be declared by the BMC board of directors out of legally available funds. In the event of liquidation, dissolution or winding up of BMC, the holders of BMC common stock are entitled to share ratably in all assets of BMC remaining after the full amounts, if any, to which the holders of outstanding BMC preferred stock are entitled. The holders of BMC common stock have no preemptive, subscription, redemptive or conversion rights. The outstanding shares are fully paid and nonassessable. The rights, preferences and privileges of holders of BMC common stock are subject to those of holders of BMC preferred stock.

RIGHTS TO PURCHASE PREFERRED STOCK

     On May 2, 1995, the Board of Directors of BMC declared a dividend of one preferred share purchase right for each outstanding share of BMC common stock held of record on May 12, 1995 and approved the further issuance of rights with respect to all shares of BMC common stock that are subsequently issued. This includes the shares of BMC common stock to be issued in the merger. The rights were issued subject to a rights agreement dated as of May 8, 1995, and amended as of April 21, 1997 between BMC and BankBoston N.A., as rights agent. Each right now entitles the registered holder to purchase from BMC one-thousandth of a share of BMC Series A Preferred Stock at a price of $310 per one-thousandth of a share, subject to adjustment. Until the occurrence of certain events described below, the rights are not exercisable, will be evidenced by the certificates for BMC common stock and will not be transferable apart from the BMC common stock. See "-- BMC Preferred Stock -- Series A Junior Participating Preferred Stock."

     Detachment of Rights; Exercise. The rights are currently attached to all certificates representing outstanding shares of BMC common stock, and no separate right certificates have been distributed. The rights will separate from the BMC common stock and a distribution date will occur upon the earlier of (a) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of BMC, or (b) ten business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, the consumma-tion of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Voting Shares.

     The rights are not exercisable until the distribution date. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of BMC common stock as of the close of business on the distribution date and such separate right certificates alone will evidence the rights after that time.

     If a person or group were to acquire 20% or more of the Voting Shares of BMC, each right then outstanding would become a right to buy that number of shares of BMC common stock that at the time of such acquisition would have a market value of two times the purchase price of the right. Rights beneficially owned by the Acquiring Person would become null and void.

     If BMC were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a right will have the right to receive, upon exercise of the right at the then current purchase price, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the purchase price of the right.

     Antidilution and Other Adjustments. The number of shares (or fractions of shares) of BMC series A preferred stock or other securities or property issuable upon exercise of the rights, and the purchase price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding rights and the number of shares (or fractions of shares) of BMC series A preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the BMC common stock or a stock dividend on the BMC common stock payable in BMC common stock or subdivisions, consolidations or combinations of the BMC common stock occurring prior to the distribution date.

     Exchange Option. At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Voting Shares of BMC and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of BMC, the BMC board of directors may issue BMC common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable rights at an exchange ratio of one share of BMC common stock (or one-thousandth of a share of BMC series A preferred stock) for each two shares of BMC common stock for which each right is then exercisable, subject to adjustment Rights owned by any acquiring person or group would become null and void in this instance.

     Redemption of Rights. At any time prior to the first public announcement that a person or group has become the beneficial owner of 20% or more of the outstanding Voting Shares, the BMC board of directors may redeem all the then outstanding rights at a price of $.01 per right. Immediately upon the action of the BMC board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     Expiration; Amendment of Rights. The rights will expire on May 12, 2005, unless earlier redeemed or exchanged. The terms of the rights may be amended by the BMC board of directors without the consent of the holders of the rights, including an amendment to extend the expiration date of the rights, and, provided a distribution date has not occurred, to extend the period during which the rights may be redeemed. After the first public announcement that a person or group has become the beneficial owner of 20% or more of the outstanding Voting Shares, no amendment may materially and adversely affect the interests of the holders of the rights.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire BMC without the approval of the BMC board of directors. The rights should not, however, interfere with any merger or other business combination that is approved by the BMC board of directors.

     The foregoing description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement, which is incorporated herein by reference and is available free of charge from BMC.

BMC PREFERRED STOCK

     General. BMC is authorized to issue 1,000,000 shares of preferred stock, par value $.01. No shares of BMC preferred stock were outstanding at September 30, 1998. The BMC board of directors has authority, without stockholder approval, to issue shares of BMC preferred stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences and other terms of such series. The issuance of BMC preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of BMC common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of BMC. BMC has no present plans to issue any BMC preferred stock.

     Series A Junior Participating Preferred Stock. The terms of the BMC series A junior participating preferred stock, par value $.01, are designed so that the value of one one-thousandth of a share purchasable upon exercise of a preferred share purchase right will approximate the value of one share of BMC common stock. The BMC series A preferred stock is nonredeemable and will rank junior to all other series of BMC preferred stock. Each whole share of BMC series A preferred stock is entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of $1.00 in cash or 1,000 times the dividend declared on the BMC common stock. In the event of liquidation, the holders of the BMC series A preferred stock are entitled to receive a preferential liquidation payment equal to the greater of $1,000 per share or 1,000 times the payment made on the BMC common stock. In the event of any merger, consolidation or other transaction in which the BMC common stock is exchanged for or changed into other stock or securities, cash or property, each whole share of BMC series A preferred stock is entitled to receive 1,000 times the amount received per share of BMC common stock. Each whole share of BMC series A preferred stock is entitled to 1,000 votes on all matters submitted to a vote of BMC stockholders. Holders of BMC series A preferred stock will generally vote together as one class with the holders of BMC common stock and any other capital stock on all matters submitted to a vote of BMC stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the BMC common stock is Boston EquiServe.

                COMPARATIVE RIGHTS OF BMC AND BOOLE STOCKHOLDERS

     If the merger is consummated, the stockholders of Boole will become stockholders of BMC. The rights of the stockholders of both BMC and Boole are governed by and subject to the provisions of the DGCL. The rights of current Boole stockholders following the merger will be governed by the BMC charter and bylaws rather than the provisions of the Boole charter and bylaws. The following is a brief summary of certain differences between the rights of BMC stockholders and the rights of Boole stockholders.

NUMBER, CLASSIFICATION AND REMOVAL OF DIRECTORS

     Under the BMC bylaws, the number of directors, which is presently set at seven, is determined by resolution of the BMC board of directors. Newly created directorships resulting from any increase in the authorized number of directors and any vacant directorships may be filled by a majority of the directors then in office. Subject to certain exceptions, any director, or the entire BMC board of directors, may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

     The Boole bylaws authorize the Boole board of directors to fix the number of directors. The number of directors presently authorized is seven. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Boole board of directors resulting from death, resignation, disqualification, removal or the failure of stockholders to elect the entire Boole board of directors at a meeting called for such purpose, shall by filled by the affirmative vote of a majority of the remaining directors then in office. A director may be removed without cause only by the affirmative vote of two-thirds of the outstanding shares of Boole common stock entitled to vote. The provisions relating to the number, classification and removal of directors contained in Boole's bylaws may not be altered, amended or repealed without the affirmative vote of holders of at least 80% of the outstanding shares of Boole common stock entitled to vote.

VOTING RIGHTS

     Neither BMC's nor Boole's charter provides for cumulative voting rights for the election of directors or otherwise.

POWER TO CALL SPECIAL MEETING

     The BMC bylaws provide that a special meeting of stockholders may be called at any time by the Chairman of the Board, the President, a majority of the BMC board of directors or holders of at least ten percent of the issued and outstanding stock entitled to vote.

     The Boole bylaws provide that a special meeting of the stockholders may be called by the President or the Boole board of directors at any time. Upon written request of any stockholder or stockholders holding in the aggregate ten percent of the voting power, the Secretary shall call a special meeting to be held not less than 35 nor more than 60 days after the receipt of such request.

STOCKHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

     The BMC charter and bylaws contain no provision that would require greater than a majority of its stockholders to approve mergers, consolidations, sales of a substantial amount of asset or other similar transactions.

     The Boole charter provides that in order to effect certain specified business combinations involving a Related Person (as defined below) or any person affiliated with a Related Person two-thirds of the then outstanding shares of stock voting as a class must approve such transaction. This provision does not apply if the business combination shall have been approved by a majority of the unaffiliated directors or certain price and procedure requirements are met.

     The specified business combinations to which the provisions of the Boole charter apply include the following:

     - any merger or consolidation with a Related Person or its affiliate,

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to purchase, agreement to pay, extension of credit, joint venture participation or other arrangement, in one transaction or a series of transactions, for the benefit of a Related Person or its affiliate involving assets, securities or commitments of Boole, any subsidiary or any Related Person or its affiliate having a fair market value of $3 million or more,

     - the adoption of any plan or proposal for the liquidation or dissolution of Boole,

     - any reclassification of securities or recapitalization of Boole that has the effect of increasing the proportionate share of capital stock beneficially owned by any Related Person or its affiliate, or

     - any agreement, contract or other arrangement providing for any of the foregoing.

     A "Related Person" is defined as any person who has announced or publicly disclosed a plan or intention to become the beneficial owner of 20% or more of the Boole voting stock or is an affiliate of Boole and who at any time within the two-year period immediately prior to the date in question was the beneficial owner of 20% or more of the Boole voting stock.

ACTION BY WRITTEN CONSENT

     The BMC and Boole bylaws both provide that any action permitted or required by law may be taken without a meeting, without prior notice and without a vote, if a written consent is signed by the holders of outstanding stock having the minimum number of votes that would be necessary to authorize or take such action at a stockholder meeting. Prompt notice of the taking of any corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented in writing.

AMENDMENTS TO BYLAWS

     The BMC bylaws provide that the BMC board of directors shall have the power to adopt, amend and repeal the bylaws, subject to the right of the stockholders in certain instances to vote with respect to any such amendments.

     The Boole bylaws permit the stockholders to repeal, alter or amend the bylaws or adopt new bylaws. The bylaws also authorize the Boole board of directors to repeal, alter or amend the bylaws or adopt new bylaws, provided that the directors do not make or alter any bylaw fixing the qualifications, classifications, term of office or compensation of the directors. The bylaws further provide that the affirmative vote of 80% of the holders of shares entitled to vote for the election of directors is required to amend certain provisions contained in the bylaws relating to directors.

                              INDEPENDENT AUDITORS

     It is expected that representatives of Ernst & Young LLP will be present at the special meeting to respond to appropriate questions of stockholders and to make a statement if they so desire.

                                 LEGAL MATTERS

     The validity of the BMC common stock to be issued in the merger has been passed upon for BMC by Vinson & Elkins L.L.P., Houston, Texas. Certain tax consequences of the merger have been passed upon for BMC by Vinson & Elkins L.L.P., Houston, Texas, and for Boole by Cooley Godward LLP.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule included in the BMC 1998 Form 10-K/A, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In the report on the consolidated financial statements, that firm states that with respect to BGS Systems, Inc. its opinion is based on the report of other independent auditors. The consolidated financial statements and financial statement schedule of BMC referred to above have been incorporated by reference herein and in the registration statement in reliance upon the authority of said firm as experts in giving said reports. The consolidated financial statements of BGS Systems, Inc. included in BMC's 1998 Form 10-K/A have been audited by Ernst & Young LLP. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Boole incorporated by reference in Boole's Annual Report (Form 10-K) for the year ended September 30, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated by reference in the proxy statement of Boole, which is referred to and made part of this proxy statement/prospectus and registration statement. Such report, as to the year 1996, is based in part on the report of PricewaterhouseCoopers LLP, independent auditors. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

     If the merger is not consummated, any proposals of stockholders of Boole intended to be presented at the Annual Meeting of Stockholders of Boole to be held in 1999 must have been received by Boole, addressed to the Secretary of Boole at 3131 Zanker Road, San Jose, California 95134-1933, no later than September 17, 1998, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

     BMC and Boole each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BMC's and Boole's public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning BMC and Boole also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

     BMC has filed a Form S-4 registration statement to register with the SEC the offering and sale of the shares of BMC common stock to be issued to Boole stockholders in the merger. This proxy statement/prospectus is a part of such registration statement and constitutes a prospectus of BMC and a proxy statement of Boole for the special meeting.

     As allowed by SEC rules, this proxy statement/prospectus does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

     The SEC allows BMC and Boole to incorporate information into this proxy statement/ prospectus "by reference," which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/ prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that BMC and Boole have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

    BMC FILINGS (FILE NO. 0-17136)                       PERIOD
    ------------------------------                       ------
Annual Report on Form 10-K and 10-K/A..  Year ended March 31, 1998
Quarterly Reports on Form 10-Q/A.......  Quarters ended June 30, 1998, September
                                         30, 1998 and December 31, 1998
Current Reports on Form 8-K............  Filed November 6, 1998 and January 8,
                                         1999
BOOLE FILINGS (FILE NO. 0-13258)         PERIOD
---------------------------------------  ---------------------------------------

Annual Report on Form 10-K.............  Year ended September 30, 1998
Quarterly Report on Form 10-Q..........  Quarter ended December 31, 1998
Current Reports on Form 8-K............  Filed October 23, 1998, November 10,
                                         1998 and January 8, 1999
Current Report on Form 8-K/A...........  Filed February 26, 1999

     BMC and Boole hereby incorporate by reference additional documents that BMC or Boole may file with the SEC between the date of this proxy statement/prospectus and the date of the special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     BMC has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BMC or Merger Sub, and Boole has supplied all such information relating to Boole.

     If you are a stockholder, you may have received some of the documents incorporated by reference. You may also obtain any of such documents from the appropriate company or the SEC or the SEC's Internet web site described above. Documents incorporated by reference are available from the appropriate company without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit in this proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

                               BMC SOFTWARE, INC.
                              2101 CityWest Blvd.
                              Houston, Texas 77042
                              Tel: (713) 918-8800

                             BOOLE & BABBAGE, INC.
                                3131 Zanker Road
                        San Jose, California 95134-1933
                            Attention: Arthur Knapp
                              Tel: (408) 526-3333
                            Email: aknapp@boole.com

     If you would like to request documents, please do so by March 23, 1999 to receive them before the special meeting. If you request any incorporated documents, the appropriate company will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED FEBRUARY 26, 1999. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/ PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF BMC COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

     BMC Software, the BMC Software logos and all other BMC product and service names are registered trademarks or trademarks of BMC Software, Inc. in the USA and in other select countries. COMMAND/POST, MainView and MAX/Enterprise are registered trademarks of Boole & Babbage, Inc. "(R)" and "(TM)" indicate USA registration and USA trademark, respectively. IBM, IMS and DB2 are registered trademarks of International Business Machines Corporation. Microsoft and Microsoft BackOffice are registered trademarks of Microsoft Corp. Other third party logos and product/trade names are registered trademarks or trade names of their respective companies.

                                   APPENDIX A
                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                              BMC SOFTWARE, INC.,

                            RANGER ACQUISITION CORP.

                                      AND

                             BOOLE & BABBAGE, INC.

                      AGREEMENT AND PLAN OF REORGANIZATION

     AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of October 31, 1998, by and among BMC Software, Inc., a Delaware corporation ("BMC"), Ranger Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of BMC ("Merger Sub"), and Boole & Babbage, Inc., a Delaware corporation ("Boole").

                                  WITNESSETH:

     WHEREAS, the respective boards of directors of BMC and Boole deem it desirable and in the best interests of their respective corporations and their respective stockholders that Merger Sub be merged with and into Boole, pursuant to the provisions of Section 251 of the Delaware General Corporation Law ("DGCL"), in exchange for the consideration provided for in the Plan and Agreement of Merger attached hereto as Exhibit A ("Plan of Merger"), and have proposed, declared advisable, and approved such merger pursuant to this Agreement and the Plan of Merger, which have been duly approved by resolutions of the respective boards of directors of BMC and Boole;

     WHEREAS, for federal income tax purposes, it is intended that the merger qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, the parties hereto acknowledge the execution and delivery of that certain Stock Option Agreement of even date herewith between Boole (as grantor) and BMC (as grantee) (the "Stock Option Agreement") concurrently with the execution and delivery of this Agreement;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, and in order to set forth the terms and conditions of the Merger (as hereinafter defined), the mode of carrying the same into effect, the manner and basis of converting the presently outstanding shares of common stock, par value $.001 per share ("Boole Common Stock"), of Boole into shares of common stock, par value $.01 per share ("BMC Common Stock"), of BMC, and such other details and provisions as are deemed necessary or proper, the parties hereto agree as follows:

                                   ARTICLE I

                                     MERGER

     1.1. The Merger. Subject to and in accordance with the terms and conditions of this Agreement and pursuant to the Plan of Merger, at the Effective Time (as hereinafter defined) Merger Sub shall be merged with and into Boole (the "Merger"), the separate existence of Merger Sub shall cease, and Boole (i) shall continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation") under the corporate name "Boole & Babbage, Inc.", (ii) shall be governed by the laws of the State of Delaware, (iii) shall maintain a registered office in the State of Delaware at 1209 Orange Street, Wilmington, Delaware 19801 and shall (iv) succeed to and assume all of the rights, properties and obligations of Merger Sub and Boole in accordance with the DGCL. Subject to the terms and conditions of this Agreement and the Plan of Merger, BMC agrees, at or prior to the Closing

(as hereinafter defined), to cause Merger Sub to execute and deliver the Plan of Merger in form and substance substantially similar to the form attached hereto as Exhibit A. Subject to the terms and conditions of this Agreement and the Plan of Merger, Boole agrees, at or prior to the Closing, to execute and deliver the Plan of Merger in form and substance substantially similar to the form attached hereto as Exhibit A.

     1.2. Closing Date. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Vinson & Elkins L.L.P., 2300 First City Tower, 1001 Fannin, Houston, Texas 77002, on a date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article V or at such other time and place and on such other date as BMC and Boole shall agree; provided that the conditions set forth in Article V shall have been satisfied or waived at or prior to such time. The date on which the Closing occurs is herein referred to as the "Closing Date."

     1.3. Effective Time. As soon as practicable on the Closing Date, the parties hereto will cause the Merger to become effective by filing with the Secretary of State of the State of Delaware, a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the time of filing the certificate of merger with the Secretary of State of the State of Delaware being the "Effective Time").

     1.4. Material Adverse Effect. "Material Adverse Effect" or "Material Adverse Change" means any effect, change, event, circumstance or condition which when considered with all other effects, changes, events, circumstances or conditions would reasonably be expected to materially adversely affect the business, results of operations or financial condition of BMC or Boole, in each case including its respective subsidiaries together with it taken as a whole, as the case may be. In no event shall any of the following constitute a Material Adverse Effect or a Material Adverse Change: (i) a change in the trading prices of either of BMC's or Boole's equity securities between the date hereof and the Effective Time, in and of itself; (ii) effects, changes, events, circumstances or conditions generally affecting the industry in which either BMC or Boole operate or arising from changes in general business or economic conditions;
(iii) effects, changes, events, circumstances or conditions directly attributable to (a) out-of-pocket fees and expenses (including without limitation legal, accounting, investigatory, investment banking, and other fees and expenses) incurred in connection with the transactions contemplated by this Agreement, or (b) the payment by BMC or Boole of all amounts due to any officers or employees of Boole under employment contracts, non-competition agreements, employee benefit plans or severance arrangements; (iv) any effects, changes, events, circumstances or conditions resulting from any change in law or generally accepted accounting principles, which affect generally entities such as BMC and Boole; (v) any effects, changes, events, circumstances or conditions (including, without limitation, non-governmental litigation, delays in customer orders, a reduction in sales, a disruption in supplier, distributor or similar relationships or a loss of employees) resulting from the announcement or pendency of any of the transactions contemplated by this Agreement; and (vi) any effects, changes, events, circumstances or conditions resulting from compliance by BMC or Boole with the terms of, or the taking of any action contemplated or permitted by, this Agreement.

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF BOOLE

     Boole represents and warrants subject to the exceptions specifically described in writing in the respective sections of the disclosure schedule delivered by Boole to BMC and dated the date hereof (the "Boole Disclosure Schedule") as follows:

     2.1. Organization and Standing. Boole is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has full requisite corporate power and authority to carry on its business as it is currently conducted, and to own and operate the properties currently owned and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect on Boole.

     2.2. Agreement Authorized and its Effect on Other Obligations. Upon approval and adoption of this Agreement and approval of the Merger by the stockholders of Boole, the consummation of the transactions contemplated hereby will have been duly and validly authorized by all necessary corporate action on the part of Boole, and this Agreement will be a valid and binding obligation of Boole enforceable against Boole in accordance with its terms, except as enforceability may be limited by (i) bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally, and
(ii) general principles of equity. The Stock Option Agreement and the consummation of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Boole, and the Stock Option Agreement is a valid and binding obligation of Boole enforceable against Boole in accordance with its terms, except as enforceability may be limited by
(i) bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally, and (ii) general principles of equity. The Stock Option Agreement and the consummation of the transactions contemplated thereby do not conflict with or cause a violation, breach or default of any term or provision of (i) the certificate of incorporation or bylaws of Boole or (ii) any indenture, mortgage, deed of trust, lease, contract or other agreement to which Boole or any of its subsidiaries is a party or by which any of them or their properties are bound, other than such violations, breaches or defaults as could not reasonably be expected to have a Material Adverse Effect on Boole. At the Effective Time, the consummation of the Merger will not conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, (i) the certificate of incorporation or bylaws of Boole or (ii) any indenture, mortgage, deed of trust, lease, contract or other agreement to which Boole or any of its subsidiaries is a party or by which any of them or their properties are bound, other than such violations, breaches or defaults as could not reasonably be expected to have a Material Adverse Effect on Boole. Section 2.2 of the Boole Disclosure Schedule lists all holders of any material indebtedness for borrowed money of Boole as of the date of this Agreement, the lessors of any material property leased by Boole and the other parties to any Material Contract (as defined in Section 2.9) to which Boole is a party as of the date of this Agreement in each case whose consent to the Merger is required.

     2.3. Capitalization. The authorized capitalization of Boole consists of 2,000,000 shares of preferred stock, par value $.001 per share, of which as of the date hereof no shares were issued and outstanding and 45,000,000 shares of common stock, par value $.001 per share (the "Boole Common Stock"), of which at September 30, 1998, 27,667,249 shares were issued and outstanding, and an additional 8,453,000 shares were reserved for issuance in conjunction with various employee benefit plans; at September 30, 1998, 3,065,930 shares of Boole Common Stock were held in Boole's treasury. All of such outstanding shares are validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights of any stockholder.
Section 2.3 of the Boole Disclosure Schedule sets forth a complete list as of the date of this Agreement of all outstanding options, warrants or obligations of any kind to issue any shares of capital stock of Boole, the owners thereof and the amounts owned.

     2.4. Subsidiaries. Section 2.4 of the Boole Disclosure Schedule lists the subsidiary corporations of Boole existing at September 30, 1998, and shows as to each of such subsidiary corporations the percentage of the total outstanding stock thereof which is owned by Boole at such date. All outstanding shares of stock of the subsidiary corporations owned by Boole are validly issued, fully paid, and nonassessable, and Boole has good and valid title thereto free and clear of any mortgage, pledge, lien, charge, security interest, option, right of first refusal, preferential purchase right, defect, encumbrance or other right or interest of any other person (collectively, an "Encumbrance"), except for shares of capital stock or other similar ownership interests of certain subsidiaries of Boole that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries. Each such subsidiary is a corporation duly organized, validly existing, and in good standing (or equivalent concept with respect to jurisdictions that do not recognize such concept) under the laws of the jurisdiction under which it is incorporated and has full requisite corporate power and authority to own its property and carry on its business as presently conducted by it and is, or on the Effective Time will be, duly qualified or licensed to do business and is, or on the Effective Time will be, in good standing (or equivalent concept with respect to jurisdictions that do not recognize such concept) as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect on Boole. As hereinafter used in this
Article II, the term "Boole" also includes any and all of its directly and indirectly held subsidiaries, except where the context indicates to the contrary; provided, however, that for purposes of Sections 2.7.1 and 2.20, the term "Boole" further includes any corporation, trade, business or entity under common control with Boole within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

     2.5. Reports and Financial Statements. Boole has previously furnished or made available (including through the SEC EDGAR system) to BMC true and complete copies of (a) all annual reports filed by Boole with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since September 30, 1995, (b) Boole's quarterly and other reports filed with the Commission since September 30, 1995, (c) all definitive proxy solicitation materials filed by Boole with the Commission since September 30, 1995, and (d) any registration statements of Boole declared effective by the Commission since September 30, 1995. The consolidated financial statements of Boole and its subsidiaries included in Boole's most recent report on Form 10-K and most recent report on Form 10-Q, and any other reports filed with the Commission by Boole under the Exchange Act subsequent thereto (collectively, the "Boole Reports") were, or (if filed after the date hereof) will be, prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present, or will fairly present, the consolidated financial position for Boole and its subsidiaries as of the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended (except with respect to interim period financial statements, for normal year-end adjustments which are not material and for the absence of footnotes). The Boole Reports did not at the time each of the Boole Reports was filed with the Commission (or, if amended or superseded by a subsequent filing, then on the date of such filing), and (if filed after the date hereof) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under whey they were made, not misleading. Since September 30, 1995, Boole has filed with the Commission all reports required to be filed by Boole under the Exchange Act and the rules and regulations of the Commission.

     2.6. Liabilities. Boole has no liabilities of the type required to be disclosed in the consolidated financial statements of Boole prepared in accordance with generally accepted accounting principles applied on a consistent basis, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Boole Reports and (ii) liabilities incurred in the ordinary course of business consistent with past practices.

     2.7. Additional Boole Information. Set forth in Section 2.7 of the Boole Disclosure Schedule are true, complete and correct lists of the following items, and Boole agrees that upon the request of BMC, it will furnish to BMC true, complete and correct copies of any documents referred to in such lists:

          2.7.1. Employee Compensation Plans. All bonus, incentive compensation, stock option, deferred compensation, profit-sharing, retirement, pension, welfare, severance pay, supplemental income, group insurance, death benefit, or other fringe benefit plans, arrangements or trust agreements that are in effect as of the date of this Agreement covering active, former or retired employees of Boole (collectively, "Boole Plans"), together with copies of the most recent Internal Revenue Service determination letters that have been received, if any, with respect to such plans;

          2.7.2. Certain Salaries. The names and salary rates as of the date of this Agreement of all officers and employees of Boole as of the date of this Agreement whose regular annual base salary rate as of the date of this Agreement is $125,000 or more, together with any bonuses paid or payable to such persons for the fiscal year ended September 30, 1998, or since that date, and, to the extent existing on the date of this Agreement, all arrangements with respect to any bonuses to be paid to such employees from and after the date of this Agreement;

          2.7.3. Employee Agreements. Any collective bargaining agreements of Boole as of the date of this Agreement with any labor union or other similar representative of employees, including amendments, supplements, and understandings, and all employment and consulting agreements of Boole as of the date of this Agreement with employees whose regular annual base salary exceeds $125,000 and with consultants whose annual compensation from Boole exceeds $125,000; and

          2.7.4. Guaranties. All material third party indebtedness, liabilities and commitments of others as to which Boole is a guarantor, endorser, co-maker, surety, or accommodation maker (excluding liabilities as an endorser of checks and the like in the ordinary course of business) and all letters of credit, whether stand-by or documentary, issued by any third party.

     2.8. Certain Agreements. The consummation of the transactions contemplated by this Agreement will not cause or result in the acceleration or vesting of any benefits, payments or rights covering active, former or retired employees of Boole under (i) any Boole Plans or (ii) any other agreements to which Boole is a party.

     2.9. No Undisclosed Contracts or Defaults. Except as may be specified in the Boole Reports, Boole is not a party as of the date of this Agreement, to, or bound as of the date of this Agreement by, any material contract or arrangement of a nature required to be filed as an exhibit to an annual report filed by Boole under the Exchange Act which is to be performed after the Effective Time (a "Material Contract"), nor is Boole in default in any material obligation or covenant on its part to be performed under any lease or other contract that is material to the business of Boole and its subsidiaries taken as a whole.

     2.10. Absence of Certain Changes and Events. Except as set forth in the Boole Reports, other than as a result of the transactions contemplated by this Agreement, between June 30, 1998 and the date of this Agreement, there has not been:

          2.10.1. Financial Change. Any adverse change in the financial condition, backlog, operations or business of Boole which could reasonably be expected to have a Material Adverse Effect on Boole;

          2.10.2. Property Damage. Any damage, destruction, or loss to the business or properties of Boole (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect on Boole;

          2.10.3. Dividends. Any declaration, setting aside, or payment of any dividend or other distribution in respect of the Boole Common Stock, or any direct or indirect redemption, purchase or any other acquisition by Boole of any such stock, except pursuant to Boole's publicly announced stock repurchase program;

          2.10.4. Labor Disputes. Any labor dispute (other than routine grievances); or

          2.10.5. Employment Arrangements. Any increase in compensation, bonus, deferred compensation, stock options or other consideration of any employee or director other than in the ordinary course of business consistent with past practice.

     2.11. Taxes.

          2.11.1. Tax Returns Filed; Taxes Paid. Except with respect to failures which, in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Boole, (i) all returns and reports ("Tax Returns") of or with respect to any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any federal, state, local or foreign taxing authority or agency, including, without limitation, (x) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, (y) customs, duties, imposts, charges, levies or other similar assessments of any kind, and (z) interest, penalties and additions to tax imposed with respect thereto

     ("Tax" or "Taxes") which are required to be filed on or before the Closing by or with respect to Boole have been or will be duly and timely filed,
     (ii) all Taxes which have become or will become due with respect to the period covered by each such Tax Return have been or will be timely paid in full, (iii) all withholding Tax requirements imposed on or with respect to Boole have been or will be satisfied in full in all respects, and (iv) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax.

          2.11.2 Open Returns Disclosed. All federal and state income and franchise Tax Returns of or with respect to Boole with unexpired or extended statutes of limitations which have been audited by the applicable governmental authority are set forth in Section 2.11 of the Boole Disclosure Schedule.

          2.11.3. Extensions Disclosed. As of the date of this Agreement, there is not in force any extension of time with respect to the due date for the filing of any federal or state income or franchise Tax Return of or with respect to Boole or any waiver or agreement for any extension of time for the assessment or payment of any federal or state income or franchise Tax of or with respect to Boole.

          2.11.4. Claims Disclosed. There is no claim against Boole for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed in writing with respect to any Tax Return of or with respect to Boole other than those which could not reasonably be expected to have a Material Adverse Effect on Boole.

          2.11.5. Scheduled Tax Liabilities Sufficient. The total amounts set up as liabilities for current and deferred Taxes in the financial statements referred to in Section 2.5 of this Agreement are sufficient to cover in all material respects the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to Boole up to and through the periods covered thereby.

          2.11.6. Tax Allocation Agreements. There are no Tax allocation or sharing agreements other than between or among Boole and its wholly owned subsidiaries.

          2.11.7. No Tax Liens. Except for statutory liens for current Taxes not yet due, no material liens for Taxes exist upon the assets of Boole.

          2.11.8. Change of Accounting Method. Boole will not be required to include any amount in income for any taxable period beginning after September 30, 1997 as a result of a change in accounting method for any taxable period or pursuant to any agreement with any Tax authority with respect to any such taxable period.

          2.11.9. Partnerships; Foreign Corporations. As of the date of this Agreement, none of the property of Boole is held in an arrangement for which partnership Tax Returns are being filed, and as of the date of this Agreement, Boole does not own any interest in any controlled foreign corporation (as defined in section 957 of the Code), passive foreign investment company (as defined in section 1296 of the Code) or other entity the income of which is required to be included in the income of Boole.

          2.11.10. Safe Harbor Leases; Tax-Exempt Use Property. As of the date of this Agreement, none of the property of Boole is subject to a safe-harbor lease (pursuant to section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is "tax-exempt use property" (within the meaning of section 168(h) of the Code) or "tax-exempt bond financed property" (within the meaning of section 168(g)(5) of the Code).

          2.11.11. Section 341(f) Election. Boole has not made an election under section 341(f) of the Code.

          2.11.12. Actions Preventing Treatment as a Reorganization. Neither Boole nor, to the knowledge of Boole, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

     2.12. Intellectual Property. For purposes of this Section 2.12 and Section 2.14, "Third Party Distributed Software" means the third party software programs currently being distributed by Boole, whether as integrated or bundled with any of Boole's software products or as a separate stand-alone product, and "Internally Developed Software" means all software programs developed for or on behalf of Boole and currently being distributed by Boole and all software products or programs under development by Boole but not currently distributed, other than Third Party Distributed Software. Third Party Distributed Software and Internally Developed Software shall collectively be referred to as the "Software Programs."

          2.12.1. Ownership. Boole exclusively owns all Internally Developed Software, including without limitation those Software Programs listed on
     Section 2.12.1 of the Boole Disclosure Schedule, free and clear of all mortgages, pledges, liens, security interests, conditional sales agreements, encumbrances or charges of any kind (other than object code end-user licenses in the ordinary course of business and Marketing Agreements). Boole exclusively owns all material patents, trademarks, service marks, trade names and copyrights (including registrations, licenses and applications pertaining thereto) and all other material intellectual property rights, trade secrets and other confidential or proprietary information, processes and formulae embodied in the Internally Developed Software (the "Intellectual Property"), free and clear of all mortgages, pledges, liens, security interests, conditional sales agreements, encumbrances or charges of any kind (other than object code end-user licenses in the ordinary course of business and Marketing Agreements). Section 2.12 of the Boole Disclosure Schedule contains a complete list of all registered trademarks and service marks, all reserved trade names, all registered copyrights and all filed patent applications and issued patents relating to the Internally Developed Software.

          2.12.2. Notices. In no instance has the eligibility of the Internally Developed Software for protection under applicable copyright law been forfeited to the public domain by omission of any required notice or any other action.

          2.12.3. Protection. The source code and related technical system documentation for the Internally Developed Software are protected by Boole as trade secrets in accordance with trade secret protections sufficient to maintain trade secret status under applicable law. The source code and related technical system documentation for the Internally Developed Software have been disclosed by Boole only to (i) employees and contractors who have had a "need to know" the contents thereof in connection with the performance of their duties to Boole and who have executed nondisclosure agreements substantially in the form provided by Boole to BMC, and (ii) third parties under source code escrow agreements.

          2.12.4. Personnel. All personnel who during the three years prior to the date hereof have been employees, agents, consultants and contractors of Boole and who (on behalf of Boole) have contributed to or participated in the conception and development of Internally Developed Software and related technical documentation that is material to the operation of Boole's business have executed nondisclosure agreements substantially in the form provided by Boole to BMC and have executed appropriate instruments of assignment in favor of Boole as assignee that have conveyed to Boole, effective, and exclusive ownership of all tangible and intangible property thereby arising.

          2.12.5. Third-Party Software. Section 2.12.5 of the Boole Disclosure Schedule contains a complete list of material Third Party Distributed Software. Section 2.12.5 of the Boole Disclosure Schedule lists all license agreements for the use of all such material Third Party Software and, if any such software is not licensed, the basis of the use of such software by Boole. Boole has not taken any action that could, or failed to take any action, the failure of which could, reasonably be expected to (i) give rise to the termination by a licensor of Boole's license to distribute any material Third Party Distributed Software or (ii) materially restrict Boole's right of use of any material Third Party Distributed Software under any license agreement or other right of use, in each case subject to any right Boole may have to receive notice of and/or cure or remedy such action or failure to act.

          2.12.6. No Infringement. The Internally Developed Software and, to Boole's knowledge as of the date of this Agreement, the Third Party Distributed Software do not infringe and will not infringe any copyright or trade secret of any person or entity, and, to Boole's knowledge, no part of the Internally Developed Software nor the use thereof for their intended purposes (and to Boole's knowledge as of the date of this Agreement, no part of the Third Party Distributed Software nor the use thereof for their intended purposes) infringes or will infringe any valid and subsisting patent or other exclusionary right of any third party. As of the date of this Agreement, no written claims have been asserted against Boole by any person or entity as to the use of any of the Intellectual Property.

          2.12.7. Integrity. Except with respect to demonstration or trial copies, no portion of the Internally Developed Software or, to Boole's knowledge as of the date of this Agreement, the Third Party Distributed Software contains any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware, or data without the consent of the user.

          2.12.8. Year 2000. The Software Programs are Year 2000 Compliant. As used in this Section 2.12.8 and Section 3.15, "Year 2000 Compliant" means that (a) the performance of the software will not be adversely affected by any date change involving dates in the 20th and 21st century and (b) use of the software will not end abnormally or provide invalid or incorrect results as a result of date data, specifically including date data which represents or references different centuries or more than one century, provided that such date data is in the correct format for such software as specified in the applicable documentation for such software.

     2.13. Intentionally omitted.

     2.14. Software Contracts.

          2.14.1. End-User Agreements. Section 2.14.1 of the Boole Disclosure Schedule sets forth a complete example of each of Boole's current standard end user license agreements with respect to the Internally Developed Software (the "Standard Licenses"). Section 2.14.1 of the Boole Disclosure Schedule accurately identifies each license transaction (with customer name redacted if desired) which generated $200,000 or more of revenues during the fiscal year ended September 30, 1998.

          2.14.2. Marketing Agreements. Section 2.14.2 of the Boole Disclosure Schedule sets forth a complete list of all contracts, agreements, licenses, or other commitments or arrangements in effect with respect to the marketing, remarketing, distribution, licensing or promotion of the Software Programs or any other Technical Documentation or the Intellectual Property by any independent salesperson, distributor, sublicensor or other remarketer or sales organization (the "Marketing Agreements"), which generated 5% or more of Boole's revenues during the preceding four fiscal quarters.

     2.15. Title to Properties. With minor exceptions which in the aggregate are not material, and except for merchandise and other property and assets sold, used or otherwise disposed of in the ordinary course of business for fair value or no longer necessary for the operation of Boole's business, Boole has good and valid title to or valid leasehold interests in all its properties, interests in properties and assets, real and personal, reflected in the most recent balance sheet of Boole included in the Boole Reports, free and clear of any Encumbrance of any nature whatsoever, except (i) liens and Encumbrances reflected in the most recent balance sheet of Boole included in the Boole Reports, (ii) liens for current taxes or other governmental charges or levies not yet due and payable,
(iii) Encumbrances that are created, arise or exist under or in connection with any leases or other contracts or other matters referred to in the Boole Disclosure Schedule, (iv) Encumbrances that relate to or are created, arise or exist in connection with, any legal proceeding that is being contested in good faith, and (v) such imperfections of title, easements and Encumbrances, if any, as do not and will not materially detract from the value of the property subject thereto or affected thereby, or otherwise materially impair business operations. All leases pursuant to which Boole leases (whether as lessee or lessor) any substantial amount of real or personal property are in good standing, valid and effective, except as validity or effectiveness may be limited by (i) bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally, and (ii) general principles of equity; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by Boole and in respect to which Boole has not taken reasonable steps to prevent a default from occurring. The buildings and premises of Boole that are used in its business are in good and sufficient operating condition and repair for the continued conduct of Boole's business on a basis consistent with past practice, subject to ordinary wear and tear. All major items of equipment of Boole are in good and sufficient operating condition and in a state of reasonable maintenance and repair for the continued conduct of Boole's business on a basis consistent with past practice, ordinary wear and tear excepted, and are free from any known defects except as may be repaired by routine maintenance and such minor defects as do not substantially interfere with the continued use thereof in the conduct of normal operations.

     2.16. Intentionally omitted.

     2.17. Environmental Compliance.

          2.17.1. Environmental Conditions. There are no materials or substances that are regulated by Applicable Environmental Laws (as defined in Section 2.17.3) on any real property owned by Boole as a result of the actions of Boole or, to its knowledge, of any third party or otherwise, that could reasonably be expected to have a Material Adverse Effect on Boole.

          2.17.2. Permits, etc. Boole has in full force and effect all environmental permits, licenses, approvals and other authorizations required under Applicable Environmental Laws to conduct its operations and is operating in material compliance thereunder.

          2.17.3. Compliance. Boole's operations and use of its assets do not violate any applicable federal, state or local law, statute, ordinance, rule, regulation, order or notice requirement pertaining to (a) the condition or protection of air, groundwater, surface water, soil, or other environmental media, (b) the environment, including natural resources or any activity which affects the environment, or (c) the regulation of any pollutants, contaminants, waste, substances (whether or not hazardous or toxic), including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act (49 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 1609 et seq.), the Clean Water Act (33 U.S.C. 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (17 U.S.C. Section 2601 et seq.), the Safe Drinking Water Act (42 U.S.C.
     Section 201 and Section 300f et seq.), the Rivers and Harbors Act (33 U.S.C. Section 401 et seq.), the Oil Pollution Act (33 U.S.C. Section 2701 et seq.) and analogous state and local provisions, as any of the foregoing may have been amended or supplemented from time to time (collectively the "Applicable Environmental Laws"), except for violations which, either singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Boole.

          2.17.4. Environmental Claims. No written notice has been served on Boole from any entity, governmental agency or individual regarding any existing, pending or threatened investigation or inquiry related to alleged violations under any Applicable Environmental Laws, or regarding any claims for remedial obligations or contribution under any Applicable Environmental Laws, other than any of the foregoing which, either singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Boole or which have been cured or corrected in all material respects.

          2.17.5. Renewals. Boole does not know of any reason it would not be able to renew any of the permits, licenses, or other authorizations required pursuant to any Applicable Environmental Laws to operate and use any of Boole's assets for their current purposes and uses.

          2.17.6. Environmental Documents. There are no environmental orders or decrees material to current operations conducted by Boole and there have not been any environmental audits, assessments, investigations or reviews conducted within the last five years on any property owned or used by Boole.

     2.18. Compliance with Other Laws. Except as set forth in the Boole Reports, Boole is not in violation of or in default with respect to the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) as amended ("OSHA"), or any other applicable law or any applicable rule, regulation, or any writ or decree of any court or any governmental commission, board, bureau, agency, or instrumentality, or delinquent with respect to any report required to be filed with any governmental commission, board, bureau, agency or instrumentality, except for violations or defaults which, either singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Boole.

     2.19. Finder's Fee. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Boole and its counsel directly with BMC and its counsel, without the intervention on behalf of Boole of any other person as the result of any act of Boole, and so far as is known to Boole, without the intervention on behalf of Boole of any other person in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee or any similar payments, other than financial advisory fees to be paid by Boole to Morgan Stanley & Co. in connection with the transaction under financial arrangements disclosed to BMC.

     2.20. Compliance with ERISA. Boole has made available to BMC a copy of each Boole Plan, any related summary plan description, trust agreement and annuity or insurance contract, if any, and each plan's most recent annual report filed with the Internal Revenue Service, if any, and: (i) each Boole Plan has been maintained and administered in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, and is, to the extent required by applicable law or contract, fully funded without having any deficit or unfunded actuarial liability; (ii) all required contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and no past service funding liabilities exist thereunder; (iii) each Boole Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and, to the knowledge of Boole, nothing has occurred since the date of the last qualification, registration or approval to materially and adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the extent applicable, the Boole Plans comply, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, and any Boole Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and, to the knowledge of Boole, nothing has occurred to cause the loss of such qualified status; (v) no Boole Plan is covered by Title IV of ERISA or Section 412 of the Code; (vi) there are no pending or, to the knowledge of Boole, anticipated material claims against or otherwise involving any of the Boole Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Boole Plan activities) has been brought against or with respect to any Boole Plan; (vii) all material contributions, reserves or premium payments, required to be made as of the date hereof to the Boole Plans have been made or provided for; (viii) Boole has not incurred any liability under subtitle C or D of Title IV of ERISA with respect to any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Boole; (ix) Boole has not incurred any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any "multiemployer plan," within the meaning of Section 4001(a)(3) of ERISA; (x) Boole has substantially performed all obligations, whether arising by law or by contract, required to be performed by it in connection with the Boole Plans; (xi) to the knowledge of Boole, no act, omission or transaction has occurred which would result in imposition on Boole of (a) a civil penalty assessed pursuant to subsections (c), (i) or (l) of
Section 502 of ERISA, (b) breach of fiduciary duty liability damages under
Section 409 of ERISA or (c) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code; (xii) in connection with the consummation of the transactions contemplated by this Agreement, no payments have or will be made hereunder, under the Boole Plans or otherwise by Boole which, in the aggregate, would result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code; and (xiii) Boole has no obligations for retiree health and life benefits under any Boole Plan, except as set forth on Section 2.20 of the Boole Disclosure Schedule, and there are no restrictions on the rights of Boole to amend or terminate any such Boole Plan without incurring any liability thereunder.

     2.21. Investigations; Litigation. Except as required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (collectively, "HSR") and any applicable comparable foreign laws and regulations, (i) no investigation or review by any governmental entity with respect to Boole or any of the transactions contemplated by this Agreement is pending or, to Boole's knowledge is, as of the date of this Agreement, threatened, nor, as of the date of this Agreement, has any governmental entity indicated to Boole an intention to conduct the same, and
(ii) except as set forth in the Boole Reports, as of the date of this Agreement, there is no action, suit or proceeding pending or, to Boole's knowledge, threatened against or affecting Boole at law or in equity, or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Boole.

     2.22. Product Warranty. There are no existing liabilities or, to the knowledge of Boole, likely liabilities, arising from claims regarding the performance or design of the products and services sold by Boole either in the past or at present for which adequate reserves have not been established on the most recent balance sheet in the Boole Reports that in the aggregate could reasonably be expected to have a Material Adverse Effect on Boole.

     2.23. Information for Proxy Statement. All information and data (including financial statements) concerning Boole which is or will be furnished by Boole and included in the registration statement and proxy statement (collectively, the "Proxy Statement") issued in connection with the transactions contemplated by this Agreement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

     2.24. Investment Company. Boole is not an "investment company," or an "affiliated person of" or "promoter" or "principal underwriter" of an investment company, as those terms are defined in the Investment Company Act of 1940, as amended (the "Investment Company Act").

     2.25. Pooling. Neither Boole, nor to the knowledge of Boole, any of its affiliates has taken or agreed to take any action that would prevent Boole from being a "poolable entity" in accordance with generally accepted accounting principles and the Regulations of the Securities and Exchange Commission.

     2.26. Article IX of Boole's Certificate of Incorporation and Section 203 of the Delaware General Corporation Law. As of the date hereof and at all times on or prior to the Effective Time, neither the provisions of Section A of Article IX of Boole's Certificate of Incorporation nor Section 203 of the DGCL are or will apply to this Agreement, the Stock Option Agreement, the Merger or the transactions contemplated hereby and thereby, including the purchase of shares of Boole by BMC under the Stock Option Agreement, and the Board of Directors of Boole, has unanimously approved such transactions.

     2.27. Inapplicability of Certain Statutes. Boole is not subject to any state takeover law that might apply to the Merger or any of the other transactions contemplated by this Agreement. Boole is not subject to Section 2115 of the California Corporations Code.

                                  ARTICLE III

              REPRESENTATIONS AND WARRANTIES OF BMC AND MERGER SUB

     BMC and Merger Sub represent and warrant subject to the exceptions specifically described in writing in the respective sections of the disclosure schedule delivered by BMC to Boole and dated the date hereof (the "BMC Disclosure Schedule") as follows:

     3.1. Organization and Standing. Each of BMC and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has full requisite corporate power and authority to carry on its business as it is currently conducted, and to own and operate the properties currently owned and operated by it and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect on BMC. As hereinafter used in this Article III, the term "BMC" also includes any and all of its directly and indirectly held subsidiaries, except where the context indicates to the contrary; provided, however, that for purposes of Section 3.9, the term "BMC" further includes any corporation, trade, business or entity under common control with BMC within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

     3.2. Agreement Authorized and its Effect on Other Obligations. The consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of BMC and Merger Sub, and this Agreement is a valid and binding obligation of BMC and Merger Sub enforceable against BMC and Merger Sub in accordance with its terms, except as enforceability may be limited by (i) bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally, and
(ii) general principles of equity. At the Effective Time and except as specified in Section 3.2 of the BMC Disclosure Schedule, the consummation of the Merger will not conflict with or result in a violation or breach of any term or provision of, nor constitute a default under (i) the certificate of incorporation or bylaws of BMC or Merger Sub or (ii) any indenture, mortgage, deed of trust, lease, contract or other agreement to which BMC or any of its subsidiaries is a party or by which any of them or their properties are bound, other than such violations, breaches or defaults as could not reasonably be expected to have a Material Adverse Effect on BMC.

     3.3. Capitalization. (a) The capitalization of BMC consists of 1,000,000 shares of preferred stock, par value $.01 per share, of which at September 30, 1998 no shares were issued or outstanding; and 600,000,000 shares of BMC Common Stock, par value $.01 per share, of which at September 30, 1998, 217,259,162 shares were issued and outstanding, an additional 36,756,693 shares were reserved for issuance in connection with various BMC benefit plans and an additional 5,966,100 shares were reserved for issuance upon exercise of outstanding warrants; at September 30, 1998, 1,531,279 shares of BMC Common Stock were held in BMC's treasury. Other than as set forth above, BMC has no outstanding options, warrants or obligations of any kind to issue shares of its capital stock.

     (b) The capitalization of Merger Sub consists of 1,000 shares of common stock, par value $.01 per share ("Merger Sub Common Stock"), of which as of the date hereof, 100 were issued and outstanding and none were reserved for issuance. As of the date hereof, all of the outstanding shares of Merger Sub Common Stock are owned free and clear of any liens, claims or encumbrances by BMC.

     3.4. Reports and Financial Statements. BMC has previously furnished or made available (including through the SEC EDGAR system) to Boole true and complete copies of (a) all annual reports filed by BMC with the Commission pursuant to the Exchange Act, since September 30, 1995, (b) BMC's quarterly and other reports filed with the Commission since September 30, 1995, (c) all definitive proxy solicitation materials filed by BMC with the Commission since September 30, 1995, and (d) any registration statements of BMC declared effective by the Commission since September 30, 1995. The consolidated financial statements of BMC and its subsidiaries included in BMC's most recent report on Form 10-K and most recent report on Form 10-Q, and any other reports filed with the Commission by BMC under the Exchange Act subsequent thereto (the "BMC Reports") were, or (if filed after the date hereof) will be, prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present, or will fairly present, the consolidated financial position for BMC and its subsidiaries as of the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended (except with respect to interim period financial statements, for normal year-end adjustments which are not material and for the absence of footnotes). The BMC Reports did not at the time each of the BMC Reports was filed with the Commission (or, if amended or superseded by a subsequent filing, then on the date of such filing), and (if filed after the date hereof) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since September 30, 1995, BMC has filed with the Commission all reports required to be filed by BMC under the Exchange Act and the rules and regulations of the Commission.

     3.5. Liabilities. BMC has no liabilities of the type required to be disclosed in the consolidated financial statements of BMC prepared in accordance with generally accepted accounting principles applied on a consistent basis, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the BMC Reports and (ii) liabilities incurred in the ordinary course of business consistent with past practices.

     3.6. No Undisclosed Defaults. Except as may be specified in the BMC Reports, BMC is not in default in any material obligation or covenant on its part to be performed under any lease or other contract that is material to the business of BMC and its subsidiaries taken as a whole.

     3.7. Absence of Certain Changes and Events in BMC. Except as set forth in the BMC Reports, other than as a result of the transactions contemplated by this Agreement, between June 30, 1998 and the date of this Agreement, there has not been:

          3.7.1. Financial Change. Any adverse change in the financial condition, operations, or business of BMC which could reasonably be expected to have a Material Adverse Effect on BMC;

          3.7.2. Property Damage. Any damage, destruction, or loss to the business or properties of BMC (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect on BMC;

          3.7.3. Dividends. Any declaration, setting aside, or payment of any dividend or other distribution in respect of BMC's capital stock, or any direct or indirect redemption, purchase or any other acquisition of such stock; or

          3.7.4. Labor Disputes. Any labor dispute (other than routine grievances).

     3.8. Finder's Fee. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by BMC and its counsel, directly with Boole or its counsel, without the intervention on behalf of BMC of any other person as the result of an act of BMC and, so far as known to BMC, without the intervention on behalf of BMC of any other person in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee, or any similar payments, other than financial advisory fees to be paid by BMC to Goldman, Sachs & Co. in connection with the merger contemplated by this Agreement.

     3.9. Compliance With ERISA. BMC will make available to Boole a copy of all bonus, incentive compensation, stock option, deferred compensation, profit-sharing, retirement, pension, welfare, severance pay, supplemental income, group insurance, death benefit, or other fringe benefit plans, arrangements or trust agreements covering active, former or retired employees of BMC (collectively, the "BMC Plans"), any related summary plan description, trust agreement and annuity or insurance contract, if any, and each plan's most recent annual report filed with the Internal Revenue Service, if any, the most recent reports with respect to such plans, trust agreements and annuity or insurance contracts filed with any governmental agency, all Internal Revenue Service determination letters that have been received with respect to such plans and:
(i) each BMC Plan has been maintained and administered in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, and is, to the extent required by applicable law or contract, fully funded without having any deficit or unfunded actuarial liability; (ii) all required contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and no past service funding liabilities exist thereunder; (iii) each BMC Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the extent applicable, the BMC Plans comply, in all material respects, with the requirements of ERISA and the Code, and any BMC Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue

Service to be so qualified and nothing has occurred to cause the loss of such qualified status; (v) no BMC Plan is covered by Title IV of ERISA or Section 412 of the Code; (vi) there are no pending or anticipated material claims against or otherwise involving any of the BMC Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of BMC Plan activities) has been brought against or with respect to any BMC Plan; (vii) all material contributions, reserves or premium payments, required to be made as of the date hereof to the BMC Plans have been made or provided for; (viii) BMC has not incurred any liability under subtitle C or D of Title IV of ERISA with respect to any "single-employer plan," within the meaning of Section 4001(a) of ERISA, currently or formerly maintained by BMC; (ix) BMC has not incurred any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any "multiemployer plan," within the meaning of Section 4001(a)(3) of ERISA; (x) BMC has substantially performed all obligations, whether arising by law or by contract, required to be performed by it in connection with the BMC Plans; (xi) no act, omission or transaction has occurred which would result in imposition on BMC of (a) a civil penalty assessed pursuant to subsections (c), (i) or (l) of
Section 502 of ERISA, (b) breach of fiduciary duty liability damages under
Section 409 of ERISA or (c) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code; (xii) in connection with the consummation of the transactions contemplated by this Agreement, no payments have or will be made hereunder, under the BMC Plans or otherwise by BMC which, in the aggregate, would result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code; and (xiii) BMC does not have any obligations for retiree health and life benefits under any BMC Plan, except as set forth on Section 3.9 of the BMC Disclosure Schedule, and there are no restrictions on the rights of BMC to amend or terminate any such BMC Plan without incurring any liability thereunder.

     3.10. Investigations; Litigation. Except as required pursuant to HSR and any applicable comparable foreign laws and regulations, (i) no investigation or review by any governmental entity with respect to BMC in connection with any of the transactions contemplated by this Agreement is pending or, to BMC's knowledge is, as of the date of this Agreement, threatened, nor, as of the date of this Agreement, has any governmental entity indicated to BMC an intention to conduct the same and (ii) except as set forth in the BMC Reports, as of the date of this Agreement, there is no action, suit or proceeding pending or, to BMC's knowledge, threatened against or affecting BMC or its subsidiaries at law or in equity, or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on BMC.

     3.11. Information for Proxy Statement. All information and data (including financial statements) concerning BMC which is or will be furnished by BMC and included in the Proxy Statement to be issued in connection with the transactions contemplated by this Agreement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

     3.12. Actions Preventing Treatment as a Reorganization. Neither BMC nor, to the knowledge of BMC, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code. Merger Sub was formed solely for the purpose of engaging in the

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

transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

     3.13. Pooling. Neither BMC, nor to the knowledge of BMC, any of its affiliates has taken or agreed to take any action that would prevent the Merger from being treated as a "pooling of interests" in accordance with generally accepted accounting principles and the Regulations of the Commission (a "Pooling Transaction").

     3.14. BMC Common Stock. The BMC Common Stock to be issued in connection with the Merger has been duly authorized by all necessary corporate action, and when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable and not subject to preemptive rights.

     3.15. Year 2000. All software programs currently being marketed by BMC are Year 2000 Compliant.

                                   ARTICLE IV

                       OBLIGATIONS PENDING EFFECTIVE TIME

     4.1. Agreements of Boole. Boole agrees that from the date hereof to the Effective Time, except (i) to the extent BMC shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or (ii) as set forth or referred to in the section of the Boole Disclosure Schedule corresponding to the respective section of this Article IV, it will:

          4.1.1. Maintenance of Present Business. Other than as contemplated by this Agreement, operate its business only in the usual, regular, and ordinary manner in an effort to maintain the goodwill it now enjoys and, to the extent consistent with such operation, use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, jobbers, distributors, and others having business dealings with it, and in connection therewith it shall not substantially and adversely deviate from its licensing and pricing practices;

          4.1.2. No Delay. Not take any action or enter into any transaction which would materially affect the ability of Boole to, or materially delay Boole's ability to, complete the transactions contemplated by this Agreement;

          4.1.3. Maintenance of Books and Records. Maintain its books of accounts and records in the usual, regular, and ordinary manner, in accordance with generally accepted accounting principles applied on a consistent basis;

          4.1.4. Compliance with Law. Duly comply with all laws applicable to it and to the conduct of its business, except where the failure to comply with such laws would not have a Material Adverse Effect on Boole;

          4.1.5. Compliance with Agreement. At its expense, take all commercially reasonable actions as may be necessary, advisable or proper
     (i) to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, (ii) to insure that the representations and warranties made by it herein are true and correct at the Effective Time such that the condition contained in Section 5.2.1 would be satisfied, (iii) to fully perform all covenants made by it herein and (iv) to satisfy timely all other obligations imposed upon it by this Agreement;

          4.1.6. Inspection. Upon reasonable advance notice, permit BMC and its officers and authorized representatives, during normal business hours, to inspect its records and to consult with its officers, employees, attorneys, and agents for the purpose of determining the accuracy of the representations and warranties hereinabove made and the compliance with covenants contained in this Agreement; provided, however, that Boole shall not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of Boole would (i) result in the disclosure of any trade secrets of third parties, (ii) violate any obligation of Boole with respect to confidentiality, (iii) jeopardize protections afforded Boole under the attorney-client privilege or the attorney work product doctrine, or (iv) materially interfere with the conduct of Boole's business; and

          4.1.7. Maintenance of Intellectual Property. Not take any action that would, or not fail to take any action the failure of which would, materially and adversely affect its Intellectual Property.

     4.2. Agreements of BMC and Boole. Each party agrees to take (or not to take, as the case may be) the following actions after the date hereof:

          4.2.1. Hart-Scott-Rodino. Each party shall promptly file such materials as are required under HSR with respect to the transactions contemplated hereby and shall cooperate with the other party to the extent necessary to assist the other party in the preparation of such filings. Each party shall promptly make and effect all other registrations, filings and submissions required to be made or effected by it pursuant to the Securities Act, the Exchange Act and any other applicable legal requirements with respect to the Merger. Without limiting the generality of the foregoing, each party agrees to (i) promptly provide all information requested by any governmental entity in connection with the Merger or any of the other transactions contemplated by this Agreement; (ii) promptly take, and cause its affiliates to take, all actions and steps necessary to obtain any antitrust clearance or similar clearance required to be obtained from the Federal Trade Commission, the Department of Justice, any state attorney general, any foreign competition authority or any other governmental entity in connection with the transactions contemplated by this Agreement; (iii) give the other party prompt notice of the commencement of any investigation, action or legal proceeding by or before any governmental entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (iv) keep the other party informed as to the status of any such investigation, action or legal proceeding, and (v) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other governmental entity regarding the Merger. Each party will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any investigation, action or legal proceeding under or relating to HSR or any other federal or state or foreign antitrust, competition or fair trade law. In addition, except as may be prohibited by any governmental entity or by any law, rule or regulation, in connection with any investigation, action or legal proceeding under or relating to HSR or any other federal or state or foreign antitrust, competition or fair trade law or any other similar investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference relating to any such investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental entity in connection with any such investigation, action or legal proceeding;

          4.2.2. Proxy Statement. Each party shall cooperate in the preparation and prompt filing of the Proxy Statement with the Commission with respect to the meeting of Boole's stockholders called for the purpose of, among other things, securing stockholder approval of the Merger. Each party shall use all reasonable efforts to have the Proxy Statement declared effective by the Commission as promptly as practicable after it is filed with the Commission;

          4.2.3. Notice of Material Development. Each party will promptly notify the other party in writing of (i) any event occurring subsequent to the date of this Agreement which would render any representation or warranty of such party contained in this Agreement untrue or inaccurate and which would reasonably be expected to result in a Material Adverse Effect, (ii) any Material Adverse Effect on such party and (iii) any material breach by such party of any covenant or agreement contained in this Agreement;

          4.2.4. Pooling. Each party shall use all reasonable efforts to cause the Merger to be treated for financial accounting purposes as a Pooling Transaction, and shall not take, and shall use all reasonable efforts to prevent any affiliate of such party from taking, any actions which could prevent the Merger from being treated for financial accounting purposes as a Pooling Transaction; and

          4.2.5. Tax Treatment. Neither party shall (before or after the Effective Time) take any action or fail to take any action which action or failure to act would prevent, or would reasonably be likely to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Each party shall use all reasonable efforts to obtain the opinions of counsel referred to in Sections 5.1.8 and 5.2.4, respectively.

     4.3. Additional Agreements of Boole. Boole agrees that from the date hereof to the Effective Time, except (i) to the extent BMC shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or (ii) as set forth or referred to in the section of the Boole Disclosure Schedule corresponding to the respective section of this Article IV, it will:

          4.3.1. Prohibition of Certain Employment Contracts. Not enter into any contracts of employment which (i) cannot be terminated on notice of 14 days or less without the payment of severance compensation or (ii) provide for any increase in compensation, including, without limitation, any modification of any stock option agreements, outside the ordinary course of business consistent with past practice, or severance payments or benefits covering a period beyond the termination date (other than those which BMC has previously approved) except as contemplated by this Agreement or as may be required by law;

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

          4.3.2. Prohibition of Certain Loans. Not incur any indebtedness for borrowed money except for borrowings incurred in the ordinary course of business consistent with past practices;

          4.3.3. Prohibition of Certain Commitments. Not enter into commitments of a capital expenditure nature which would exceed $1,000,000, in the aggregate, except as may be necessary for the maintenance of existing facilities and equipment in good operating condition and repair in the ordinary course of business and except as may be required by law;

          4.3.4. Intentionally Omitted;

          4.3.5. Maintenance of Insurance. Maintain insurance (or self insurance reserves) on its properties and with respect to the conduct of its business of such kinds and in such substantially similar amounts as presently carried by it, which insurance (or self insurance reserves) may be added to from time to time in its discretion; provided, that if during the period from the date hereof to and including the Effective Time any of its property or assets are damaged or destroyed by fire or other casualty, the obligations of BMC and Boole under this Agreement shall not be affected thereby (subject, however, to the provision that the coverage limits of such policies are adequate in amount to cover the replacement value of such property or assets and loss of profits during replacement, less commercially reasonable deductibles, if of material significance to the assets or operations of Boole) but it shall promptly notify BMC in writing thereof and proceed with the repair or restoration of such property or assets in such manner and to such extent as may be approved by BMC, and upon the Effective Time all proceeds of insurance and claims of every kind arising as a result of any such damage or destruction shall remain the property of Boole;

          4.3.6. Boole Acquisition Proposals.

             4.3.6.1. No Solicitation. Not directly or indirectly, or authorize or permit any of its respective agents to: (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information) any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase by a third party (other than BMC or an affiliate of BMC) of a substantial amount of assets of, or any equity interest in, Boole or any merger, consolidation, business combination, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving Boole (in each case, other than as permitted by Section 4.1.1, Section 4.3.8 or any other provision of this Agreement) (collectively, "Boole Transaction Proposals") or agree to or endorse any Boole Transaction Proposal or (ii) propose, enter into or participate in any discussions or negotiations regarding any Boole Transaction Proposal, or furnish to another person (other than BMC or a representative of BMC) any information with respect to its business, properties or assets for the purpose of facilitating any Boole Transaction Proposal, provided, however, that nothing contained in this Section 4.3.6.1 or elsewhere in this Agreement shall prohibit Boole from (A) furnishing information pursuant to an appropriate confidentiality letter concerning Boole and its businesses, properties or assets to a third party who has made a Superior Boole Transaction Proposal (as defined below), (B) engaging in discussions or negotiations with a third party who has made a Superior Boole Transaction Proposal or (C) following receipt of a Superior Boole Transaction Proposal, taking and disclosing to its stockholders a position (including a positive recommendation) with respect thereto or changing, withdrawing or withholding the approval or recommendation by Boole's board of directors of this Agreement or the Merger, but in each case referred to in the foregoing clauses (A) through (C) only after the board of directors of Boole concludes in good faith following advice of its outside counsel, represented by a written opinion, that such action is reasonably necessary in order for the board of directors of Boole to comply with its fiduciary obligations to Boole's stockholders under applicable law. If the board of directors of Boole receives a Boole Transaction Proposal, then Boole shall immediately inform BMC of the terms and conditions of such proposal and the identity of the person making it and shall keep BMC fully informed of the status and details of any such Boole Transaction Proposal and of all steps it is taking in response to such Boole Transaction Proposal; provided that nothing contained in this
        Section 4.3.6.1 or elsewhere in this Agreement shall prohibit Boole or its board of directors from (i) making such disclosure to Boole's stockholders or taking any action which, in the good faith judgment of Boole's board of directors based on a written opinion of its outside counsel, may be required under applicable law, including Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) filing with the Commission a report on Form 8-K with respect to this Agreement and, only in the event BMC shall have previously filed a copy of this Agreement with the Commission, filing a copy of this Agreement and any related agreements as an exhibit to such report. For purposes of this Agreement, the term "Superior Boole Transaction Proposal" shall mean a bona fide Boole Transaction Proposal that the board of directors of Boole determines in good faith after consultation with (and based in part on the advice of) its independent financial advisors to be more favorable to Boole and Boole's stockholders than the Merger, is reasonably capable of being financed and is not subject to any material contingencies relating to financing.

             4.3.6.2. Acceptance of Superior Boole Transaction Proposals. If (i) this Agreement is terminated by BMC or Boole pursuant to Section 6.1.5 hereof and there shall not have occurred a Material Adverse Effect on BMC, or (ii) (A) prior to the time of the meeting of Boole's stockholders at which a final vote is taken by such stockholders on a proposal to approve and adopt this Agreement and to approve the Merger, there is publicly announced by a third party (other than BMC or an affiliate of BMC) a proposal for Another Boole Transaction (as defined below); (B) the adoption and approval of this Agreement and the approval of the Merger by the holders of a majority of the shares of Boole Common Stock outstanding as of the record date for such meeting of stockholders shall not have been obtained at such meeting; (C) at or prior to the time of such meeting of Boole's stockholders, there shall not have occurred a Material Adverse Effect on BMC; and (D) Boole enters into an acquisition agreement which provides for Another Boole Transaction or Another Boole Transaction is consummated (in each case with any third party which after the date of this Agreement and before termination of this Agreement has publicly announced a proposal for Another Boole Transaction), in either case within twelve months after the date of termination of this Agreement, then, in any such event unless this Agreement has been terminated by Boole pursuant to Section 6.1.4,
        Section 6.1.6, Section 6.1.8 or Section 6.1.9, Boole shall pay to BMC simultaneously with termination by Boole in the case of the

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

        occurrence of any of the events specified in clause (i) above, and immediately upon the first to occur of the entering into an agreement providing for, or the consummation of, Another Boole Transaction in the case of clause (ii) above (by wire transfer of immediately available funds to an account designated by BMC for such purpose), a fee (the "Break-Up Fee") in an amount equal to $30.0 million. For purposes of this Paragraph 4.3.6.2, the term "Another Boole Transaction" shall mean any transaction pursuant to which (1) any person, entity or group (within the meaning of Section 13(d)(3) of the Exchange Act) (other than BMC or any affiliate of BMC) (each, a "Third Party") acquires 50% or more of the outstanding Boole Common Stock, (ii) a Third Party acquires 25% or more of the total assets of Boole taken as a whole, (iii) a Third Party merges, consolidates or combines in any other way with Boole other than in a transaction in which holders of Boole Common Stock continue to own at least 75% of the equity of the surviving corporation, or (iv) Boole distributes or transfers to its stockholders, by dividend or otherwise, assets constituting 25% or more of the market value or earning power of Boole on a consolidated basis (it being understood that stock of subsidiaries constitute assets of Boole for purposes of this Paragraph 4.3.6.2).

          4.3.7. No Amendment to Certificate of Incorporation, etc. Not amend its certificate of incorporation or bylaws or other organizational documents or merge or consolidate with or into any other corporation or change in any manner the rights of its capital stock;

          4.3.8. No Issuance, Sale, or Purchase of Securities. Not issue or sell, or issue options or rights to subscribe to, or enter into any contract or commitment to issue or sell (upon conversion or otherwise), any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock; provided, that nothing in this Section 4.3.8 or elsewhere in this Agreement shall restrict or prohibit (a) the issuance by Boole of shares of Boole Common Stock upon exercise of options previously granted under existing benefit plans or the issuance of Boole Common Stock under the Boole Employee Stock Purchase Plan ("ESPP"), (b) the issuance of options to purchase up to 100,000 shares of Boole Common Stock per calendar quarter so long as such options (i) are granted at fair market value on the date of grant, and (ii) vest over four years in accordance with Boole's normal vesting schedule, (c) the issuance of shares of Boole Common Stock upon the exercise of the options referred to in clause "(b)" of this sentence, or (d) Boole from formally issuing option agreements in connection with option grants approved by Boole's board of directors or a committee thereof prior to the date of this Agreement;

          4.3.9. Prohibition on Dividends. Not declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders thereof;

          4.3.10. Supplemental Financial Statements. Deliver to BMC, within 90 days after the end of the fiscal year ended September 30, 1998 the audited consolidated financial statements of Boole included in its report on Form 10-K. Deliver to BMC, within 45 days after the end of each fiscal quarter of Boole beginning December 31, 1998 and through the Effective Time, unaudited consolidated balance sheets and related unaudited statements of income, retained earnings and cash flows as of the end of each fiscal quarter of Boole, and as of the corresponding fiscal quarter of the previous fiscal year;

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

          4.3.11. Stockholders' Meeting. Call and hold a meeting of stockholders as soon as practicable, but in any event no later than 60 days after the Commission has indicated that it has no further comments on the Proxy Statement for the purpose of considering and acting upon a proposal to approve this Agreement and the Merger; provided, however, that if Boole shall fail to hold a meeting of stockholders by the 60-day deadline solely because of a delay directly caused by BMC or because of an event outside of the control of Boole, such 60-day deadline shall be extended by the number of days by which BMC or the event outside of the control of Boole shall have been responsible for delaying the Boole stockholders' meeting; and

          4.3.12. Union Contracts and Boole Plans. Not (i) enter into or modify any collective bargaining agreement with any labor union or other similar representative of employees, (ii) increase the compensation or benefits of any employee of Boole or any of its subsidiaries other than in the ordinary course of business, (iii) except as contemplated by this Agreement, amend or terminate any Boole Plan, or (iv) enter into or adopt any new employee benefit plan, policy or arrangement.

     4.4. Additional Agreements of BMC. BMC agrees that from the date hereof to the Effective Time, it will:

          4.4.1. Maintenance of Present Business. Other than as contemplated by this Agreement, operate its business in the usual, regular, and ordinary manner;

          4.4.2. No Delay. Not take any action or enter into any transaction which would materially affect the ability of BMC to, or materially delay BMC's ability to, complete the transactions contemplated by this Agreement;

          4.4.3. No Amendment to Certificate of Incorporation, etc. Except as otherwise provided herein, not amend its certificate of incorporation or bylaws or other organizational documents or merge into any other corporation or change in any manner the rights of its Common Stock;

          4.4.4. Inspection. Upon reasonable advance notice, permit Boole and its officers and authorized representatives, during normal business hours, to inspect its records and to consult with its officers, employees, attorneys and agents for the purpose of determining the accuracy of the representations and warranties hereinabove made and the compliance with covenants contained in this Agreement; provided, however, that BMC shall not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of BMC would (i) result in the disclosure of any trade secrets of third parties, (ii) violate any obligation of BMC with respect to confidentiality, (iii) jeopardize protections afforded BMC under the attorney-client privilege or the attorney work product doctrine, or (iv) materially interfere with the conduct of BMC's business;

          4.4.5. No Issuance, Sale, or Purchase of Securities. Not issue or sell, or issue options (other than (i) options previously authorized by the compensation committee of BMC's board of directors, (ii) options granted to new personnel upon commencement of employment or (iii) options granted in the ordinary course of business as to three percent (3%) of the outstanding BMC Common Stock) or rights to subscribe to, or enter into any contract or commitment to issue or sell (upon conversion or otherwise), any shares

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     of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock; provided, that nothing in this Section 4.4.5 shall restrict or prohibit the issuance by BMC of shares of BMC Common Stock upon exercise of options previously granted under existing employee benefit plans, the issuance of shares of BMC Common Stock upon exercise of outstanding warrants, or the issuance of up to 2,000,000 shares of BMC Common Stock in the acquisition of other businesses in "non-dilutive" (for financial reporting purposes) transactions if such acquired businesses would not individually or collectively constitute a "significant subsidiary" of BMC;

          4.4.6. Prohibition on Dividends. Not declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders thereof;

          4.4.7. Issuance of BMC Common Stock. Take all action reasonably necessary to register the "issuance" of BMC Common Stock to the stockholders of Boole in connection with the Merger under the Securities Act of 1933, as amended (the "Securities Act"). BMC also shall take any action reasonably required to be taken under state blue sky or securities laws and under other applicable laws, rules and regulations in connection with the issuance of the BMC Common Stock pursuant to the Merger and pursuant to all assumed Boole Options;

          4.4.8. Listing of BMC Stock. Take such steps as are required to accomplish, as of the Effective Time, the Notification of Additional Listing of the shares of BMC Common Stock to be issued pursuant to this Agreement and pursuant to all assumed Boole Options on the Nasdaq National Market; and

          4.4.9. Compliance with Agreement. At its expense, take all commercially reasonable actions as may be necessary, advisable or proper
     (i) to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, (ii) to insure that the representations and warranties made by it herein are true and correct at the Effective Time such that the condition contained in Section 5.1.1 would be satisfied, (iii) to fully perform all covenants made by it herein and (iv) to satisfy timely all other obligations imposed upon it by this Agreement.

                                   ARTICLE V

                      CONDITIONS PRECEDENT TO OBLIGATIONS

     5.1. Conditions Precedent to Obligations of Boole. The obligations of Boole to consummate and effect the Merger shall be subject to the satisfaction of the following conditions, or to the waiver thereof by Boole in the manner contemplated by Section 6.4 before the Effective Time:

          5.1.1. Representations and Warranties of BMC True at Effective
     Time. The representations and warranties of BMC herein contained shall be, in all respects, true as of and at the Effective Time with the same effect as though made at such date, except as affected by transactions permitted or contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), provided that any

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     inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and are not reasonably expected to result in, a Material Adverse Effect on BMC (it being understood that any materiality qualifications contained in such representations and warranties shall be disregarded for this purpose); BMC shall have performed and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by BMC before the Effective Time; and BMC shall have delivered to Boole a certificate, dated the Effective Time and signed on behalf of BMC by its chairman of the board and by its chief financial or accounting officer to both such effects.

          5.1.2. No Material Litigation. No suit, action or other legal proceeding shall have been commenced by any United States federal or state, or any European country, governmental entity with respect to the Merger and shall be pending, before any court or governmental agency of competent jurisdiction which would reasonably be expected to have a Material Adverse Effect on BMC.

          5.1.3. Stockholder Approval. At the meeting of stockholders of Boole to be held before the Effective Time, the holders of a majority of the shares of Boole Common Stock outstanding as of the record date for such meeting of stockholders shall have approved the Merger and this Agreement.

          5.1.4. Hart-Scott-Rodino, etc. All waiting periods required by HSR and any applicable comparable European and Japanese laws and regulations shall have expired with respect to the transactions contemplated by this Agreement, or early termination with respect thereto shall have been obtained without the imposition of any governmental request or order requiring the sale or disposition or holding separate (through a trust or otherwise) of particular assets or businesses of BMC, its affiliates or any component of Boole or other actions as a precondition to the expiration of any waiting period or the receipt of any necessary governmental approval or consent.

          5.1.5. Registration of BMC Common Stock. At or prior to the Effective Time the Proxy Statement shall have become effective under the Securities Act.

          5.1.6. Stock Options. BMC shall have made effective provision for the assumption or substitution at the Effective Time of all stock options outstanding under plans maintained by or agreements entered into by Boole.

          5.1.7. Ancillary Matters. Boole shall have received a favorable opinion from Morgan Stanley & Co. for inclusion in the Proxy Statement as to the fairness, from a financial point of view, to the Boole stockholders of the Merger Consideration, which opinion shall not have been withdrawn at the Effective Time.

          5.1.8. Tax Opinion. Cooley Godward LLP shall have delivered to Boole its written opinion (which may be based upon such representations, warranties and certificates it deems reasonable and appropriate under the circumstances) as of the date that the Proxy Statement is first mailed to Boole stockholders substantially to the effect that (x) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (y) BMC, Merger Sub and Boole will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (z) no gain or loss for U.S. federal income tax purposes will be recognized by the holders of Boole Common Stock upon receipt of shares of BMC Common Stock in the merger, except with respect to any cash received in lieu of a fractional share interest in BMC Common Stock, and such opinion shall not have been withdrawn or modified in any material respect; provided, however, that if Cooley Godward LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if counsel to BMC renders such opinion to Boole.

     5.2. Conditions Precedent to Obligations of BMC. The obligations of BMC to consummate and effect the Merger shall be subject to the satisfaction of the following conditions, or to the waiver thereof by BMC in the manner contemplated by Section 6.4 before the Effective Time:

          5.2.1. Representations and Warranties of Boole True at Effective
     Time. The representations and warranties of Boole herein contained shall be, in all respects, true as of and at the Effective Time with the same effect as though made at such date, except as affected by transactions permitted or contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), provided that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and are not reasonably expected to result in, a Material Adverse Effect on Boole (it being understood that any materiality qualifications contained in such representations and warranties shall be disregarded for this purpose); Boole shall have performed and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by Boole before the Effective Time; and Boole shall have delivered to BMC a certificate, dated the Effective Time and signed on behalf of Boole by its chief executive officer and by its chief financial or accounting officer to both such effects.

          5.2.2. No Material Litigation. No suit, action or other legal proceeding shall have been commenced by any United States federal or state, or any European country, governmental entity with respect to the Merger and shall be pending before any court or governmental agency of competent jurisdiction which would reasonably be expected to have a Material Adverse Effect on Boole.

          5.2.3. Hart-Scott-Rodino, etc. All waiting periods required by HSR and any applicable comparable European and Japanese laws and regulations shall have expired with respect to the transactions contemplated by this Agreement, or early termination with respect thereto shall have been obtained without the imposition of any governmental request or order requiring the sale or disposition or holding separate (through a trust or otherwise) of particular assets or business of BMC, its affiliates or any component of Boole or other actions as a precondition to the expiration of any waiting period or the receipt of any necessary governmental approval or consent.

          5.2.4. Tax Opinion. Vinson & Elkins L.L.P. shall have delivered to BMC its written opinion (which may be based upon such representations, warranties and certificates it deems reasonable and appropriate under the circumstances) as of the date that the Proxy Statement is first mailed to Boole stockholders substantially to the effect that (x) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (y) BMC, Merger Sub and Boole will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (z) BMC, Merger Sub and Boole will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, and such opinion shall not have been withdrawn or modified in any material respect; provided, however, that if Vinson & Elkins L.L.P. does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if counsel to Boole renders such opinion to BMC.

                                   ARTICLE VI

                          TERMINATION AND ABANDONMENT

     6.1. Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Merger abandoned at any time (whether before or after the approval and adoption thereof by the stockholders of Boole) before the Effective Time:

          6.1.1. By Mutual Consent. By mutual written consent of BMC and Boole.

          6.1.2. By BMC Because of Conditions Precedent. By BMC, if (i) there has been a breach by Boole of its representations, warranties, covenants, or agreements set forth in this Agreement if, as a result of such breach, the conditions set forth in Section 5.2.1 would not be satisfied, and (ii) Boole fails to cure such breach within 30 business days after written notice thereof from BMC (except that no cure period shall be provided for any breach by Boole which by its nature cannot be cured).

          6.1.3. By BMC Because of Material Adverse Change. By BMC, if there has been since September 30, 1998, a Material Adverse Change with respect to Boole which condition or event shall not have been ameliorated such that it no longer constitutes a Material Adverse Change within ten (10) business days following receipt by Boole of notice from BMC (except that no cure period shall be provided for any Material Adverse Change which by its nature cannot be cured).

          6.1.4. By Boole Because of Conditions Precedent. By Boole, if (i) there has been a breach by BMC of any of its representations, warranties, covenants or agreements set forth in this Agreement if, as a result of such breach, the conditions set forth in Section 5.1.1 would not be satisfied, and (ii) BMC fails to cure such breach within 30 business days after written notice thereof from Boole (except that no cure period shall be provided for any breach by BMC which by its nature cannot be cured).

          6.1.5. By Boole or BMC Due to a Superior Boole Transaction
     Proposal. By Boole or BMC if, before the Effective Time, Boole's board of directors shall have withdrawn, withheld or modified in a manner adverse to BMC its approval of this Agreement or the Merger solely to the extent permitted by the terms, conditions and procedures set forth in Section 4.3.6.1.

          6.1.6. By Boole Because of Material Adverse Change. By Boole, if there has been since September 30, 1998, a Material Adverse Change with respect to BMC which condition or event shall not have been ameliorated such that it no longer constitutes a Material Adverse Change within ten (10) business days following receipt by BMC of notice from Boole (except that no cure period shall be provided for any Material Adverse Change which by its nature cannot be cured).

          6.1.7. By BMC or Boole Because of Statute or Order. By BMC or Boole if
     (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated after the date of this Agreement (and shall remain in effect) prohibiting the consummation of the Merger substantially on the terms contemplated hereby or (ii) an order, decree, ruling or injunction shall have been entered by a court of competent jurisdiction after the date of this Agreement (and shall not have been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 6.1.7 shall have used its reasonable best efforts to remove such order, decree, ruling or injunction.

          6.1.8. By BMC or Boole if Merger not Effective by June 30, 1999. By either BMC or Boole, if all conditions to consummation of the Merger shall not have been satisfied or waived on or before June 30, 1999, other than as a result of a breach of this Agreement by the terminating party.

          6.1.9. By BMC or Boole if Merger Cannot be Accounted for as a Pooling. By BMC or Boole if the Merger cannot for financial reporting purposes be accounted for as a "pooling of interests"; provided, however, this provision shall not be available to a party which has taken or has permitted any of its affiliates to take any action or which has failed to take or has permitted any of its affiliates to fail to take any action, that either alone or in combination with actions previously taken, disqualifies the Merger from such accounting treatment.

          6.1.10. By BMC or Boole if Merger Not Approved by Boole
     Stockholders. By either BMC or Boole if (i) a meeting of the stockholders of Boole (including any adjournments thereof) shall have been held and completed and Boole's stockholders shall have taken a final vote on a proposal to approve and adopt this Agreement and to approve the Merger, and
     (ii) the adoption and approval of this Agreement and the approval of the Merger by the holders of a majority of the shares of Boole Common Stock outstanding as of the record date for such meeting of stockholders shall not have been obtained.

     6.2. Termination by Board of Directors. An election of BMC to terminate this Agreement and abandon the Merger as provided in Section 6.1 shall be exercised on behalf of BMC by its board of directors. An election of Boole to terminate this Agreement and abandon the Merger as provided in Section 6.1 shall be exercised on behalf of Boole by its board of directors.

     6.3. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to and in accordance with the provisions of Section
6.1 hereof, this Agreement shall become void and have no effect, without any liability on the part of any party hereto (or its stockholders or controlling persons or directors or officers), except (i) the provisions of Section 4.3.6.2 shall survive such termination and abandonment and (ii) neither party shall be released or relieved from any liability arising from any willful breach by such party of any of its representations, warranties, covenants or agreements as set forth in this Agreement.

     6.4. Waiver of Conditions. Subject to the requirements of any applicable law, any of the terms or conditions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, by action taken by its board of directors.

     6.5. Expense on Termination. If the Merger is abandoned pursuant to and in accordance with the provisions of Section 6.1 hereof, all expenses will be paid by the party incurring them.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     7.1. Assumption of Options. Promptly after the Effective Time, BMC will notify in writing each holder of a Boole Option of the assumption of the Boole Option and that such option will become an option to purchase BMC Common Stock in accordance with Section 1.10 of the Plan of Merger. Promptly after the Effective Time, BMC shall cause all shares of BMC Common Stock issuable upon exercise of the assumed Boole Options to be registered under an effective Form S-8 Registration Statement (or other comparable form) filed with the Commission.

     7.2. Indemnification of Directors and Officers. (a) From and after the Effective Time, BMC shall (and BMC shall cause the Surviving Corporation to) indemnify and hold harmless each present and former director and officer of Boole, determined as of the Effective Time, against any claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including, without limitation, attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, the Merger, the preparation, filing and mailing of the Proxy Statement and the other transactions and actions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, and BMC shall (and BMC shall cause the Surviving Corporation to) fulfill and honor in all respects the obligations of Boole pursuant to all indemnification agreements existing on the date hereof and the certificate of incorporation and bylaws of Boole in effect on the date hereof (and BMC shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

     (b) For a period of six (6) years after the Effective Time, BMC shall maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by Boole's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to BMC) with coverage in amount and scope at least as favorable as Boole's existing coverage (which coverage may be an endorsement extending the period in which claims may be made under such existing policy); provided that (i) in no event shall BMC be required to expend per year for such coverage more than an aggregate of 200% of the current annual premium expended by Boole to provide such coverage; (ii) if the annual premiums of such insurance coverage exceed such amount, BMC shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and
(iii) if a policy of the type described in this

Section 7.2(b) is not available in the market, BMC shall obtain a policy that is as close as possible to being as favorable as Boole's existing coverage.

     (c) The provisions of this Section 7.2 are intended to be for the benefit of, and shall be enforceable by, each person who is entitled to indemnification under this Section 7.2 and his or her heirs and representatives, and nothing herein shall affect any indemnification rights that any such indemnified party and his or her heirs and representatives may have under the bylaws of Boole or any of its subsidiaries, any contract or applicable law. BMC and the Surviving Corporation jointly and severally agree to pay all expenses, including attorneys' fees, that may be incurred by any person entitled to indemnification under this Section 7.2 who is the prevailing party in an action seeking to reinforce the indemnity and other obligations provided for in this Section 7.2.

     7.3. Affiliate Agreements.

          7.3.1. Boole Affiliates. To insure that the Merger will be treated as a "pooling of interests" and to insure compliance with Rule 145 of the rules and regulations promulgated by the Commission and the Securities Act, each of Boole's directors, executive officers and beneficial owners of 10% or more of Boole's Common Stock identified as possible "affiliates" (as such term is used in Rule 145 under the Securities Act) has concurrently signed and delivered to BMC the Boole affiliate agreements in the form attached as Exhibit C.

          7.3.2. BMC Affiliates. To insure that the Merger will be treated as a "pooling of interests," each of BMC's directors, executive officers and beneficial owners of 10% or more of BMC's Common Stock identified as possible "affiliates" (as such term is used in Rule 145 under the Securities Act) has concurrently signed and delivered to BMC the BMC affiliate agreements in the form attached as Exhibit D.

     7.4. Employee Benefit Plans of Boole. BMC shall take all actions necessary or appropriate to permit the employees of Boole and its subsidiaries ("Boole Employees") to continue to participate from and after the Closing Date in the Boole Plans maintained by Boole and its subsidiaries immediately prior to the Closing Date. Notwithstanding the foregoing, BMC may permit or cause any such Boole Plan to be terminated or discontinued on or after the Closing Date, provided that BMC shall take all actions necessary or appropriate to permit the Boole Employees participating in such Boole Plan to immediately thereafter participate in the comparable BMC Plan maintained by BMC or any of its subsidiaries for their similarly situated employees. If the Boole Plan that is terminated or discontinued by BMC is a group health plan, then BMC shall permit each Boole Employee participating in such group health plan to be covered under a BMC Plan that (i) provides medical and dental benefits to each such Boole Employee effective immediately upon the cessation of coverage of such individuals under such group health plan, (ii) credits such Boole Employee, for the year during which such coverage under such BMC Plan begins, with any deductibles and copayments already incurred during such year under such group health plan, and (iii) waives any preexisting condition restrictions to the extent necessary to provide immediate coverage and to the extent such restrictions were not applicable under such group health plan. BMC and the BMC Plans shall recognize each Boole Employee's years of service and level of seniority with Boole and its subsidiaries for purposes of terms of employment and eligibility, vesting and benefit determination under the BMC Plans (other than benefit accruals under any defined benefit pension plan).

     7.5. Boole ESPP. As of the Effective Time, the ESPP shall be terminated. The rights of participants in the ESPP with respect to any offering period underway under the ESPP immediately prior to the Effective Time shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the reduced offering period but otherwise treating such offering period as a fully effective and completed offering period for all purposes of such Plan. Prior to the Effective Time, Boole may take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 7.5.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     8.1. Entirety. This Agreement, the attachments and Schedules thereto, the Plan of Merger, those certain confidentiality letter agreements dated September 18, 1998, that certain confidentiality letter agreement dated October 14, 1998 and the Stock Option Agreement embody the entire agreement among the parties with respect to the subject matter hereof, and all prior agreements among the parties with respect thereto are hereby superseded in their entirety.

     8.2. Counterparts. Any number of counterparts of this Agreement may be executed and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument.

     8.3. Notices and Waivers. Any notice or waiver to be given to any party hereto shall be in writing and shall be delivered by overnight courier, sent by facsimile transmission or first class registered or certified mail, postage prepaid.

                                            IF TO BMC

                                               With a copy to:
Addressed to:                                  Vinson & Elkins L.L.P.
BMC Software, Inc                              2300 First City Tower
2101 Citywest Blvd                             1001 Fannin
Houston, TX 77042-2827                         Houston, TX 77002-6760
Attention: Tim Shen                            Attention: John S. Watson
Facsimile: (713) 918-8000                      Facsimile: (713) 615-5236
                                           IF TO BOOLE

                                               With a copy to:
Addressed to:                                  Cooley Godward LLP
Boole & Babbage, Inc                           3000 El Camino Real
3131 Zanker Road                               Palo Alto, CA 94306
San Jose, CA 95134-1933                        Attention: Alan Mendelson and
Attention: Paul Newton                                     Keith Flaum
Facsimile: (408) 526-3056                      Facsimile: (650) 857-0663

     Any communication so addressed and mailed by first-class registered or certified mail, postage prepaid, shall be deemed to be received on the fifth business day after so mailed, and any communication so addressed and if delivered by overnight courier or facsimile to such address shall be deemed to be received (i) in the case of delivery by overnight courier, on the second business day after such communication is delivered to the overnight courier service, and (ii) in the case of delivery by facsimile, upon delivery during normal business hours on any business day.

     8.4. Termination of Representations, Warranties, etc. The respective representations, warranties, covenants and agreements contained in this Agreement shall expire with, and be terminated and extinguished by, the Merger at the time of the consummation thereof on the Effective Time; provided, however, that this Section 8.4 shall not limit or otherwise effect any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or after termination of this Agreement.

     8.5. Table of Contents and Captions. The table of contents and captions contained in this Agreement are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of any article, section, or paragraph hereof.

     8.6. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

     8.7. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

     8.8. Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to applicable principles of conflicts of law.

     8.9. Public Announcements. The parties agree that before the Effective Time they shall consult with each other before the making of any public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby, and to obtain the prior approval of the other party as to the content of such announcement, which approval shall not be unreasonably withheld. However, the foregoing shall not apply to any announcement or written statement which, upon the written advice of counsel, is required by law, rule or regulation to be made, except that the party required to make such announcement shall, whenever practicable, consult with and solicit prior approval from such other party concerning the timing and content of such legally required announcement or statement before it is made.

     8.10. Definitions. The following terms are defined in the indicated place:

TERM                                              SECTION OR PARAGRAPH
----                                              --------------------
Agreement...................................                      Premises
Boole Common Stock..........................                      Premises
Boole Employees.............................                           7.4
Boole Options...............................    1.10 of the Plan of Merger
Boole Option Plans..........................    1.10 of the Plan of Merger
Boole Plans.................................                         2.7.1
Boole Reports...............................                           2.5
Boole Transaction Proposals.................                       4.3.6.1
Another Boole Transaction...................                       4.3.6.2
Applicable Environmental Laws...............                        2.17.3
Break-Up Fee................................                       4.3.6.2
Code........................................                      Premises
Commission..................................                           2.5
DGCL........................................                      Premises
Effective Time..............................                           1.3
Encumbrance.................................                           2.4
ERISA.......................................                          2.20
Exchange Act................................                           2.5
HSR.........................................                          2.21
Intellectual Property.......................                          2.12
Investment Company Act......................                          2.24
BMC Common Stock............................                      Premises
BMC Plans...................................                           3.9
BMC Reports.................................                           3.4
BMC Shares..................................   1.9.2 of the Plan of Merger
Material Adverse Effect.....................                           1.4
Merger Consideration........................   1.9.2 of the Plan of Merger
Merging Corporations........................                      Premises
OSHA........................................                          2.18
Proxy Statement.............................                          2.23
Securities Act..............................                         4.4.4
Superior Boole Transaction..................                       4.3.6.1
Proposal....................................

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Reorganization to be duly executed as of the date first above written.

                                          BMC SOFTWARE, INC.

                                          By:     /s/ MAX P. WATSON JR.
                                             -----------------------------------
                                          Name:  Max P. Watson Jr.
                                          Title:   Chairman, President and Chief
                                                Executive Officer

                                          RANGER ACQUISITION CORP.

                                          By:     /s/ MAX P. WATSON JR.
                                             -----------------------------------
                                          Name:  Max P. Watson Jr.
                                          Title:   President

                                          BOOLE & BABBAGE, INC.

                                          By:       /s/ PAUL E. NEWTON
                                             -----------------------------------
                                          Name:  Paul E. Newton
                                          Title:   President and Chief Executive
                                                   Officer

                                                                       EXHIBIT A

                          PLAN AND AGREEMENT OF MERGER

                         MERGING MERGER SUB INTO BOOLE

     THIS PLAN AND AGREEMENT OF MERGER, dated as of October 31, 1998 (this "Plan of Merger"), is by and between Ranger Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of BMC, Inc., a Delaware corporation ("BMC"), and Boole, Inc., a Delaware corporation ("Boole"). Merger Sub and Boole are hereinafter sometimes referred to as the "Merging Corporations."

                             PRELIMINARY STATEMENT

     This Plan of Merger is being entered into pursuant to an Agreement and Plan of Reorganization dated as of October 31, 1998 (the "Agreement") among BMC, Merger Sub and Boole.

     The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $.01 per share ("Merger Sub Common Stock"), of which 100 shares are outstanding, all of which are owned by BMC. The authorized capital stock of Boole consists of 2,000,000 shares of preferred stock, par value $.001 per share, of which no shares are issued and outstanding and 45,000,000 shares of common stock, par value $.001 per share ("Boole Common Stock"), of which 27,667,249 shares are issued and outstanding and an additional 8,453,000 shares are reserved for issuance in conjunction with various employee benefit plans, and 3,065,930 shares are held in Boole's treasury.

     The Boards of Directors of each of the Merging Corporations, respectively, have approved the Agreement and this Plan of Merger.

     Accordingly, in consideration of the premises, and the mutual covenants and agreements herein contained, the parties hereto hereby agree, subject to the terms and conditions hereinafter set forth, as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1. Surviving Corporation. Subject to the adoption and approval of this Plan of Merger by the requisite vote of the stockholders of each of the Merging Corporations and to the other conditions hereinafter set forth, Merger Sub and Boole shall be, upon the Effective Time (as defined in Section 1.3 hereof), merged into a single surviving corporation, which shall be Boole (the "Surviving Corporation"), one of the Merging Corporations, which shall continue its corporate existence and remain a Delaware corporation governed by and subject to the laws of that state.

     1.2. Stockholder Approval. This Agreement shall be submitted for adoption and approval by the stockholders of each of the Merging Corporations in accordance with their respective certificates of incorporation and the applicable laws of the State of Delaware.

     1.3. Effective Time. The merger of Merger Sub with and into Boole (the "Merger") shall become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Section 251 of the Delaware General Corporation Law. The time at which the Merger shall become effective is referred to in this Agreement as the "Effective Time."

     1.4. Name and Continued Corporate Existence of Surviving Corporation. At the Effective Time, the identity, existence, purposes, powers, objects, franchises, rights, and immunities of Boole shall continue unaffected and unimpaired by the Merger, and the corporate identity, existence, purposes, powers, objects, franchises, rights, and immunities of Merger Sub shall be wholly merged into Boole and Boole shall be fully vested therewith. Accordingly, at the Effective Time, the separate existence of Merger Sub shall cease.

     1.5. Governing Law and Certificate of Incorporation of Surviving Corporation. The laws of the State of Delaware shall continue to govern the Surviving Corporation. At the Effective Time, the Certificate of Incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation until further amended in the manner provided by law, provided that at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Boole & Babbage, Inc.".

     1.6. Bylaws of Surviving Corporation. Effective as of the Effective Time, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation until altered, amended, or repealed, or until new bylaws shall be adopted in accordance with the provisions of law, the certificate of incorporation and the bylaws.

     1.7. Directors of Surviving Corporation

          1.7.1. Directors of Surviving Corporation. The names and addresses of the persons who, upon the Effective Time, shall constitute the board of directors of the Surviving Corporation, and who shall hold office until the first annual meeting of stockholders of the Surviving Corporation next following the Effective Time, are as follows:

               NAME                        ADDRESS
               ----                        -------
Max P. Watson Jr.                    2101 Citywest Blvd.
                                     Houston, TX 77042
William M. Austin                    2101 Citywest Blvd.
                                     Houston, TX 77042
M. Brinkley Morse                    2101 Citywest Blvd.
                                     Houston, TX 77042

          1.7.2. Vacancies. At or after the Effective Time, if a vacancy shall exist for any reason in the board of directors of the Surviving Corporation, such vacancy shall be filled in the manner provided in the certificate of incorporation and/or bylaws of the Surviving Corporation.

     1.8. Capital Stock of Surviving Corporation. The authorized number of shares of capital stock of the Surviving Corporation, and the par value, designations, preferences, rights, and limitations thereof, and the express terms thereof, shall be as set forth in the certificate of incorporation.

     1.9. Conversion of Securities upon Merger

          1.9.1. General. The manner and basis of converting the issued and outstanding shares of the capital stock of Boole into shares of the capital stock of BMC shall be as hereinafter set forth in this Section 1.9.

          1.9.2. Conversion of Boole Common Stock. At the Effective Time, each share of Boole Common Stock issued and outstanding immediately prior to the Effective Time, without any action on the part of the holders thereof, shall automatically become and be converted into a fraction of a fully paid and nonassessable share of issued and outstanding BMC Common Stock equal to
     0.675 (the "Exchange Ratio"). The shares of BMC Common Stock to be issued in connection with the Merger (the "BMC Shares") are hereinafter referred to collectively as the "Merger Consideration."

          1.9.3. Exchange of Boole Common Stock Certificates. Prior to the Effective Time, BMC (after consultation with and approval of Boole) shall select a reputable bank or trust company to act as the exchange agent under the Agreement and this Plan of Merger. As of the Effective Time, BMC shall deposit with the exchange agent, for the benefit of holders of shares of Boole Common Stock, for exchange in accordance with the Agreement and this Plan of Merger, certificates representing shares of BMC Common Stock issuable pursuant to the Agreement and this Plan of Merger and cash sufficient to make payments in lieu of fractional share interests. Promptly after the Effective Time, BMC shall cause the exchange agent to mail to each person who was, immediately prior to the Effective Time, a holder of record of Boole Common Stock a form of letter of transmittal (mutually agreed to by BMC and Boole) and instructions for use in effecting the surrender of stock certificates that, prior to the Effective Time, represented shares of Boole Common Stock, in exchange for certificates representing shares of BMC Common Stock and a cash payment in lieu of fractional share interests. Commencing at the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of Boole Common Stock may surrender the same to the exchange agent, and such holder shall be entitled upon such surrender to receive in exchange therefor a certificate or certificates representing the number of whole BMC Shares into which the shares of Boole Common Stock theretofore represented by the certificate or certificates so surrendered shall have been converted as aforesaid, cash in lieu of fractional share interests and any unpaid dividends payable in accordance with the Agreement or this Plan of Merger. However, before surrender, each outstanding certificate representing issued and outstanding Boole Common Stock shall after the Effective Time be deemed, for all purposes, only to evidence ownership of the number of whole BMC Shares into which such shares have been so converted. In the event of a transfer of ownership of Boole Common Stock which is not registered in the transfer records of Boole, a certificate representing the appropriate number of shares of BMC Common Stock may be issued to a person other than the person in whose name the certificate so surrendered is registered, if, upon presentation to the exchange agent, such certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of BMC Common Stock to a person other than the registered holder of such certificate or establish to the reasonable satisfaction of BMC that such tax has been paid or is not applicable. Unless and until such outstanding certificates formerly representing Boole Common Stock are so surrendered, no dividend payable to holders of record of BMC Common Stock as of any date after the Effective Time shall be paid to the holders of such outstanding certificates in respect thereof. Upon surrender of such outstanding certificates, however, there shall be paid to the holders of BMC Shares represented thereby the amount of dividends, if any, which theretofore (but after the Effective Time) became payable with respect to such BMC Shares. No interest shall be payable with respect to the payment of such dividends on surrender of outstanding certificates. The holder of fractional share interests, as such, shall not be entitled to any dividends in respect thereof or to any distribution in respect thereof in the event of liquidation or to any voting or other privileges in respect thereof of a stockholder of BMC.

          If any stock certificate that, prior to the Effective Time, represented shares of Boole Common Stock shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the person claiming such stock certificate to be lost, stolen or destroyed (and, if required by BMC, the posting by such person of a bond in such reasonable amount as BMC may direct as indemnity against any claim that may be made against it with respect to such stock certificate), BMC shall cause the exchange agent to issue in exchange for such lost, stolen or destroyed stock certificate a certificate representing the appropriate number of shares of BMC Common Stock, cash in lieu of any fractional share interests and any unpaid dividends, issuable or payable in accordance with the Agreement and this Plan of Merger.

          1.9.4. BMC Fractional Shares. No certificates for fractional share interests of BMC Common Stock will be issued, but, in lieu thereof, BMC will settle all such fractional share interests in cash on the basis of the closing price for BMC Common Stock on the Nasdaq National Market (as reported in The Wall Street Journal) on the last trading day before the Effective Time.

          1.9.5. Boole's Transfer Books Closed. Upon the Effective Time, the stock transfer books of Boole shall be deemed closed, and no transfer of any certificates theretofore representing the shares of Boole shall thereafter be made or consummated.

          1.9.6. Conversion of Merger Sub Common Stock. At the Effective Time, each share of Merger Sub Common Stock then issued and outstanding, without any action on the part of the holder thereof, shall automatically become and be converted into one share of Boole Common Stock.

     1.10. Treatment of Stock Options. At the Effective Time, each option to purchase Boole Common Stock outstanding immediately prior to the Effective Time (collectively, the "Boole Options") (which includes all outstanding options granted under Boole's stock option plans other than the ESPP (the "Boole Option Plans")) will and without any further action on the part of any holder thereof (herein, an "optionholder"), be assumed by BMC and become an option to purchase that number of shares of BMC Common Stock determined by multiplying the number of shares of Boole Common Stock subject to such Boole Option immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per share of BMC Common Stock equal to the exercise price per share of such Boole Option divided by the Exchange Ratio. If the foregoing calculation results in an assumed Boole Option being exercisable for a fraction of a share of BMC Common Stock, then the number of shares of BMC Common Stock subject to such option will be rounded down to the nearest whole number of shares, and the total exercise price for the option will be reduced by the exercise price of the fractional share. The term, exercisability, vesting schedule, and all other terms and conditions of the Boole Options will otherwise be unchanged by the provisions of this Section 1.10 and shall operate in accordance with their terms. All shares of BMC Common Stock issued upon exercise of the assumed Boole Options shall be registered under an effective Form S-8 Registration Statement (or other comparable form) filed with the Securities and Exchange Commission (the "Commission") in accordance with Section 7.1 of the Agreement. Except as provided in the Agreement or this Plan of Merger or as otherwise agreed to by the parties, each of the Boole Option Plans providing for the issuance or grant of Boole Options shall be assumed as of the Effective Time by BMC with such amendments thereto as may be required to reflect the Merger.

     1.11. Assets and Liabilities

          1.11.1. Assets and Liabilities of Merging Corporations Become Those of Surviving Corporation. At the Effective Time, all rights, privileges, powers, immunities, and franchises of each of the Merging Corporations, both of a public and private nature, and all property, real, personal, and mixed, and all debts due on whatever account, as well as stock subscriptions and all other choses or things in action, and all and every other interest of or belonging to or due to either of the Merging Corporations, shall be taken by and shall be vested in the Surviving Corporation without further act or deed, and all such rights, privileges, powers, immunities, and franchises, property, debts, choses or things in action, and all and every other interest of each of the Merging Corporations shall be thereafter as effectually the property of the Surviving Corporation as they were of the respective Merging Corporations, and the title to any real or other property, or any interest therein, whether vested by deed or otherwise, in either of the Merging Corporations, shall not revert or be in any way impaired by reason of the merger, provided, however, that all rights of creditors and all liens upon any properties of each of the Merging Corporations shall be preserved unimpaired, and all debts, liabilities, restrictions, obligations, and duties of the respective Merging Corporations, including without limitation all obligations, liabilities and duties as lessee under any existing lease, shall thenceforth attach to the Surviving Corporation and may be enforced against and by it to the same extent as if such debts, liabilities, duties, restrictions and obligations had been incurred or contracted by it. Any action or proceeding pending by or against either of the Merging Corporations may be prosecuted to judgment as if the merger had not taken place, or the Surviving Corporation may be substituted in place of either of the Merging Corporations.

          1.11.2. Conveyances to Surviving Corporation. The Merging Corporations hereby agree, respectively, that from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, they will execute and deliver or cause to be executed and delivered, all such deeds, conveyances, assignments, permits, licenses and other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns, may deem necessary or desirable to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises, and interests referred to in this Paragraph 1.11.2 and otherwise carry out the intent and purposes of this Agreement.

          1.11.3. Accounting Treatment. The assets and liabilities of the Merging Corporations shall be taken up on the books of the Surviving Corporation in accordance with generally accepted accounting principles, and the capital surplus and retained earnings accounts of the Surviving Corporation shall be determined, in accordance with generally accepted accounting principles, by the board of directors of the Surviving Corporation. Nothing herein shall prevent the board of directors of the Surviving Corporation from making any future changes in its accounts in accordance with law.

          1.11.4. Unclaimed Merger Consideration; No Escheat. Subject to any contrary provision of governing law, all consideration deposited with the exchange agent or held by BMC for the payment of the consideration into which the outstanding shares of Boole Common Stock shall have been converted, and remaining unclaimed for one year after the Effective Time, shall be paid or delivered to BMC; and the holder of any unexchanged certificate or certificates which before the Effective Time represented shares of Boole Common Stock shall thereafter look only to BMC for exchange or payment thereof upon surrender of such certificate or certificates to BMC.

     1.12. Taking of Necessary Action; Further Action. Merger Sub and Boole shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Boole or Merger Sub, such corporations shall direct their respective officers and directors to take all such lawful and necessary action.

                                   ARTICLE II

                                 MISCELLANEOUS

     2.1. Counterparts. This Plan of Merger may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties.

     2.2. Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the State of Delaware.

     2.3. Waiver and Amendment. Any provision of this Plan of Merger may be waived at any time by the party that is, or whose stockholders are, entitled to the benefits thereof. This Plan of Merger may not be amended or supplemented at any time, except by an instrument in writing signed on behalf of each party hereto. The waiver by any party hereto of any condition or of a breach of another provision of this Plan of Merger shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party hereto of any of the conditions precedent to its obligations under this Plan of Merger shall not preclude it from seeking redress for breach of this Plan of Merger other than with respect to the condition so waived.

     IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be duly executed as of the date first above written.

                                          RANGER ACQUISITION CORP.

                                          By:     /s/ MAX P. WATSON JR.
                                             -----------------------------------
                                          Name:  Max P. Watson Jr.
                                          Title:   President

                                          BOOLE & BABBAGE, INC.

                                          By:       /s/ PAUL E. NEWTON
                                             -----------------------------------
                                          Name:  Paul E. Newton
                                          Title:   President and Chief Executive
                                                Officer

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

                                  BY AND AMONG

                               BMC SOFTWARE, INC.

                                      AND

                             BOOLE & BABBAGE, INC.

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT (the "Agreement"), dated as of October 31, 1998, by and between Boole & Babbage, Inc., a Delaware corporation (the "Company"), and BMC Software, Inc., a Delaware corporation (the "Grantee").

                                    RECITALS

     The Grantee, the Company and Ranger Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Grantee ("Merger Sub"), propose to enter into an Agreement and Plan of Reorganization providing, among other things, for the merger of Merger Sub with and into the Company (the "Merger") with the Company as the surviving corporation.

     The Board of Directors of the Grantee has approved the Agreement and Plan of Reorganization, the Merger and this Agreement.

     The Board of Directors of the Company has approved the Agreement and Plan of Reorganization, the Merger and this Agreement and has recommended approval of the Agreement and Plan of Reorganization and the transactions contemplated thereby, including the Merger, by holders of common stock, par value $.001 per share, of the Company (the "Company Common Stock").

     As a condition and inducement to the Grantee's willingness to enter into the Agreement and Plan of Reorganization, the Grantee has requested that the Company agree, and the Company has agreed, to grant the Grantee the Option (as defined below).

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Agreement and Plan of Reorganization, the Company and the Grantee agree as follows:

          1. Capitalized Terms. Capitalized terms used but not defined herein are defined in the Agreement and Plan of Reorganization and are used herein with the same meanings as ascribed to them therein; provided, however, that, as used in this Agreement, "Person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

          2. Grant of Option. Subject to the terms and conditions set forth herein, the Company hereby grants to the Grantee an irrevocable option (the "Option") to purchase, out of the authorized but unissued Company Common Stock, a number of shares equal to up to 19.0% of the shares of Company Common Stock outstanding as of the date hereof (as adjusted as set forth herein) (the "Option Shares"), at a purchase price per Option Share equal to the lesser of (i) $32.44 and (ii) the product of (x) 0.675 times (y) the average of the closing sales prices per share of BMC Common Stock, rounded to the nearest thousandth (.0005 being rounded to .001), as reported by the Nasdaq National Market on each of the three (3) trading days immediately preceding the exercise of the Option by the Grantee (the "Exercise Price").

          3. Term. The Option shall become exercisable following the occurrence of an Exercise Event (as hereinafter defined) and shall remain in full force and effect until the earliest to occur of (i) the Effective Time,
     (ii) the first anniversary of the receipt by the Grantee of written notice from the Company of the occurrence of an Exercise Event or

     (iii) termination of the Agreement and Plan of Reorganization prior to the occurrence of an Exercise Event (the "Option Term"). The rights and obligations set forth in Sections 7, 8, 9, 10 and 13 shall not terminate at the expiration of the Option Term, but shall extend to such time as is provided in those Sections.

          4. Exercise of Option.

             a. The Grantee may exercise the Option on one occasion only, in whole or in part, at any time during the Option Term following the occurrence of an Exercise Event; provided, however, that (i) the Grantee may exercise the Option following the occurrence of the Exercise Events set forth in Section 4(b)(i) and 4(b)(ii) below only if (A) a meeting of the Company's stockholders at which a final vote is taken by such stockholders on a proposal to approve and adopt the Agreement and Plan of Reorganization and to approve the Merger shall have been held, and
        (B) the adoption and approval of the Agreement and Plan of Reorganization and the approval of the Merger by the holders of a majority of the shares of Company Common Stock outstanding as of the record date for such meeting of stockholders shall not have been obtained at such meeting; and (ii) notwithstanding the provisions set forth in (A) above, the Grantee may also exercise the Option following the occurrence of the Exercise Event set forth in Section 4(b)(i) below if the Company fails to recommend rejection of any tender offer or exchange offer of the type referred to in Section 4(b)(i) within the time period prescribed by Rule 14e-2 under the Exchange Act. Notwithstanding the expiration of the Option Term, the Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in accordance with the terms hereof prior to the expiration of the Option Term.

             b. As used herein, an "Exercise Event" shall mean any of the following events:

                  (i) any Person (other than the Grantee or any affiliate of the
             Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) a tender offer or exchange offer to purchase any shares of Company Common Stock such that, upon consummation of such offer, such Person would own or control 20% or more of the then outstanding Company Common Stock;

                  (ii) any Person (other than the Grantee, the Company or any of their subsidiaries) shall have, subsequent to the date of this Agreement, acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any "Group" (as such term is defined in Rule 13d-3 under the Exchange Act) shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding Company Common Stock; or

                  (iii) any event giving rise to a right of termination under the Agreement and Plan of Reorganization under (A) Section 6.1.2 (breach) solely relating to a breach of Section 4.3.11 (Stockholders' Meeting), (B) Section 6.1.5 (change of recommendation) or (C) Section 6.1.10 (failure to obtain stockholder approval) if prior to the time of the meeting of the Company's stockholders at which a final vote is taken by such stockholders on a proposal to approve and adopt the Agreement and Plan of Reorganization and to approve the Merger, there is publicly announced by a third party (other than the Grantee or an affiliate of the Grantee) a proposal for Another Boole Transaction.

             c. If the Grantee wishes to exercise the Option, it shall send a written notice (the date of which being herein referred to as the "Notice Date") to the Company specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and a date not earlier than three business days nor later than 15 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, however, that, if the closing of the purchase and sale pursuant to the Option (the "Closing") cannot be consummated by reason of any applicable law, regulation or order, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and, provided, further, that, without limiting the foregoing, if prior notification to, or authorization of, any governmental authority is required in connection with such purchase, the Grantee and, if applicable, the Company shall promptly file the required notice or application for authorization and shall expeditiously process the same (and the Company shall cooperate with the Grantee in the filing of any such notice or application and the obtaining of any such authorization), and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such authorization has been obtained and, in either event, any requisite waiting period has passed.

             d. Notwithstanding Section 4(c), in no event shall any Closing Date be more than 12 months after the related Notice Date, and, if the Closing Date shall not have occurred within 12 months after the related Notice Date due to the failure to obtain any required authorization of a governmental authority, the exercise of the Option effected on the Notice Date shall be deemed to have expired. If (i) the Grantee receives official notice that an authorization of any governmental authority required for the purchase of Option Shares will not be issued or granted or (ii) a Closing Date shall not have occurred within 12 months after the related Notice Date due to the failure to obtain any such required authorization of a governmental authority, (A) the Grantee (to the extent that a Repurchase Event shall have occurred) shall be entitled to exercise its right as set forth in Section 7 or (B) to the extent permitted by applicable law, the Grantee shall be entitled to exercise the Option in connection with the resale of the Company Common Stock or other securities pursuant to a registration statement as provided in
        Section 9. The provisions of this Section 4 and Section 5 shall apply with appropriate adjustments to any such exercise in connection with such a resale.

          5. Payment and Delivery of Certificates.

             a. On each Closing Date, the Grantee shall pay to the Company in immediately available funds by wire transfer to a bank account designated by the Company an amount equal to the Exercise Price multiplied by the Option Shares to be purchased on such Closing Date.

             b. At each Closing, simultaneously with the delivery of immediately available funds as provided in Section 5(a), the Company shall deliver to the Grantee a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be duly authorized, validly issued, fully paid and nonassessable and free and clear of all Encumbrances, and Grantee shall deliver to the Company its written agreement that the Grantee will not offer to sell or otherwise dispose of such Option Shares in violation of applicable law or the provisions of this Agreement.

             c. Certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend that shall read substantially as follows:

                  THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF OCTOBER 31, 1998. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE COMPANY OF A WRITTEN REQUEST THEREFOR.

             A new certificate or certificates evidencing the same number of shares of the Company Common Stock will be issued to the Grantee in lieu of the certificate bearing the above legend, and such new certificate shall not bear such legend, insofar as it applies to the Securities Act, if the Grantee shall have delivered to the Company a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to the Company and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

        6. Adjustment Upon Changes in Capitalization, Etc.

             a. In the event of any change in the Company Common Stock by reason of a stock dividend, split-up, combination, recapitalization, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Exercise Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that the Grantee shall receive upon exercise of the Option the same class and number of outstanding shares or other securities or property that Grantee would have received in respect of the Company Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Company Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 6(a)), the number of shares of Company Common Stock then remaining subject to the Option shall be adjusted so that, after such issuance of additional shares, such number of shares then remaining subject to the Option, together with shares theretofore issued pursuant to the Option, equals 15.9% of the number of shares of the Company Common Stock then issued and outstanding; provided, however, that the number of shares of Company Common Stock subject to the Option shall only be increased to the extent the Company then has available authorized but unissued and unreserved shares of Company Common Stock.

             b. If during the Option Term the Company shall enter into an agreement (i) to consolidate, exchange shares or merge with any Person, other than the Grantee or one of its affiliates, and, in the case of a merger, shall not be the continuing or surviving corporation, (ii) to permit any Person, other than the Grantee or one of its affiliates, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or the shares of Company Common stock outstanding immediately before such merger shall after such merger represent less than 50% of the common shares and common share equivalents of the Company outstanding immediately after the merger or
        (iii) to sell, lease or otherwise transfer all or substantially all of its assets to any Person, other than the Grantee or one of its affiliates, then, and in each such case, proper provisions shall be made in the agreement governing such transaction so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, become exercisable for the stock, securities, cash or other property that would have been received by the Grantee if the Grantee had exercised this Option immediately prior to such transaction or the record date for determining stockholders entitled to participate therein, as appropriate.

             c. The provisions of Sections 7, 8, 9, 10, 11 and 13 shall apply with appropriate adjustments to any securities for which the Option becomes exercisable pursuant to this Section 6.

          7. Repurchase at the Option of Grantee.

             a. At any time during the Option Term, at the request of the Grantee made at any time after the first Repurchase Event (as hereinafter defined) and ending on the first anniversary thereof (the "Put Period"), the Company (or any successor thereto) shall repurchase from the Grantee (i) that portion of the Option that then remains unexercised and (ii) all (but not less than all) the shares of Company Common Stock purchased by the Grantee pursuant hereto and with respect to which the Grantee then has beneficial ownership. The date on which the Grantee exercises its rights under this Section 7 is referred to as the "Grantee Request Date." Subject to Section 7(e), such repurchase shall be at an aggregate price (the "Section 7 Repurchase Consideration") equal to the sum of:

                  i. the aggregate exercise price paid (or, in the case of
             Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by the Grantee for any Option Shares as to which the Option has theretofore been exercised and with respect to which the Grantee then has beneficial ownership;

                  ii. the excess, if any, of the Applicable Price (as defined below), over the Exercise Price (subject to adjustment pursuant to
             Section 6) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by the Grantee for each Option

             Share as to which the Option has been exercised and with respect to which the Grantee then has beneficial ownership, multiplied by the number of such shares; and

                  iii. the excess, if any, of (x) the Applicable Price for each share of Company Common Stock over (y) the Exercise Price (subject to adjustment pursuant to Section 6), multiplied by the number of Option Shares as to which the Option has not been exercised.

             b. If the Grantee exercises its rights under this Section 7, the Company shall (to the extent permitted by law), within five business days (or as soon as permitted thereafter under applicable law) after the Grantee Request Date, pay the Section 7 Repurchase Consideration to the Grantee in immediately available funds, and the Grantee shall surrender to the Company the Option and the certificates evidencing the shares of Company Common Stock purchased thereunder with respect to which the Grantee then has beneficial ownership, and the Grantee shall warrant to the Company that, immediately prior to the repurchase thereof pursuant to this Section 7, the Grantee had sole record and beneficial ownership of such shares and that such shares were then held free and clear of all Encumbrances.

             c. For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest purchase price per share paid pursuant a tender or exchange offer made for shares of Company Common Stock after the date hereof and on or prior to the Grantee Request Date, (ii) the price per share to be paid by any third Person for shares of Company Common Stock, in each case pursuant to an agreement for a merger or other business combination transaction with the Company entered into on or prior to the Grantee Request Date, or (iii) the highest bid price per share of Company Common Stock as quoted on The Nasdaq National Market (or if Company Common Stock is not quoted on The Nasdaq National Market, the highest bid price per share as quoted on any other market comprising a part of The Nasdaq Stock Market or, if the shares of Company Common Stock are not quoted thereon, on the principal trading market (as defined in Regulation M under the Exchange Act) on which such shares are traded as reported by a recognized source) during the 60 Business Days preceding the Grantee Request Date. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by the Grantee and reasonably acceptable to the Company, which determination shall be conclusive for all purposes of this Agreement.

             d. As used herein, a "Repurchase Event" means the occurrence of any Exercise Event specified in Section 4(b)(iii)(B) or 4(b)(iii)(C), in each case only if a Break-Up Fee has been paid or would be payable under
        Section 4.3.6.2 of the Agreement and Plan of Reorganization.

             e. Notwithstanding any provision to the contrary in this Agreement, the Grantee may not exercise its rights pursuant to this Section 7 in a manner that would result in the cash payment to the Grantee of an aggregate amount under this Section 7 of more than $30.0 million, including the amount, if any, paid to the Grantee pursuant to Section
        4.3.6.2 of the Agreement and Plan of Reorganization;

        provided, however, that nothing in this sentence shall limit the Grantee's ability to exercise the Option in accordance with its terms.

          8. Repurchase at the Option of the Company.

             a. Unless the Grantee shall have previously exercised its rights under Section 7, at the request made by the Company at any time during the six-month period commencing at the expiration of the Put Period (or, if no Repurchase Event shall have occurred, at the expiration of one year from the date on which the Option was first exercised) (the "Call Period"), the Company may repurchase from the Grantee, and the Grantee shall sell to the Company, all (but not less than all) the shares of Company Common Stock acquired by the Grantee pursuant hereto and with respect to which the Grantee has beneficial ownership at the time of such repurchase at a price per share equal to the Exercise Price per share in respect of the shares so acquired (such price per share multiplied by the number of shares of Company Common Stock to be repurchased pursuant to this Section 8 being herein called the "Section 8 Repurchase Consideration"). The date on which the Company exercises its rights under this Section 8 is referred to as the "Company Request Date." Notwithstanding the first sentence of this Section 8(a), the Grantee, within 30 days following the Company Request Date, may deliver
        (i) an Offeror's Notice pursuant to Section 10, in which case the provisions of Section 10 and not those of this Section 8 shall control (unless the sale to a third Person contemplated thereby is not consummated) or (ii) a Registration Notice pursuant to Section 9 and sell the shares of Company Common Stock acquired or acquirable by the Grantee pursuant hereto pursuant to Section 9, in which case the provisions of Section 9 and not those of this Section 8 shall control (unless the sale under Section 9 is not consummated within 180 days after the effectiveness of such registration statement, which effectiveness shall have been continuous during the period) and the Grantee shall not have been required to discontinue any disposition of any shares as provided in Section 9. The Company's rights under this
        Section 8 shall be suspended (and the Call Period shall be extended accordingly) during any period when the exercise of such rights would subject the Grantee to liability pursuant to Section 16(b) of the Exchange Act by reason of the issuance of the Option, any adjustment pursuant to Section 6 hereof, the Grantee's purchase of shares of Company Common Stock hereunder or the Grantee's sale of shares pursuant to Section 7, 8, 9 or 10.

             b. If the Company exercises its rights under this Section 8 and the Grantee does not deliver an Offeror's Notice or, having delivered an Offeror's Notice, the Grantee does not sell the shares to a third Person pursuant thereto, the Company shall, within five business days after the expiration of the Grantee's right to deliver an Offeror's Notice or to sell the shares subject to an Offeror's Notice to a third Person, pay the Section 8 Repurchase Consideration in immediately available funds, and the Grantee shall surrender to the Company certificates evidencing the shares of Company Common Stock purchased hereunder, and the Grantee shall warrant to the Company that, immediately prior to the repurchase thereof pursuant to this Section 8, the Grantee had sole record and beneficial ownership of such shares and that such shares were then held free and clear of all Encumbrances.

          9. Registration Rights.

             a. The Company shall, if requested by the Grantee (a "Registration Notice") at any time and from time to time within two years of the first exercise of the Option (the "Registration Period"), as expeditiously as practicable, prepare, file and use reasonable efforts to cause to be made effective up to two registration statements under the Securities Act if such registration is necessary or desirable in order to permit the offering, sale and delivery by Grantee of any or all shares of Company Common Stock or other securities that have been acquired by or are issuable to the Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by the Grantee, including, at the sole discretion of the Company, a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and the Company shall use all reasonable efforts to qualify such shares or other securities under any applicable state securities laws; provided, however, that notwithstanding anything to the contrary contained in this Agreement, the Company shall in no event be required to (i) qualify to do business as a foreign corporation in any jurisdiction wherein it would not otherwise be required to qualify, or
        (ii) consent to service of process in any such jurisdiction. Without the Grantee's prior written consent which will not unreasonably be withheld, no other securities may be included in any such registration. The Company shall use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties that are required therefor and to keep such registration statement effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of the Company hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 90 days in the aggregate in any one year period if the Board of Directors of the Company shall have determined in good faith that the filing of such registration or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect the Company. Upon receipt of notice of the happening of any event as a result of which any registration statement, prospectus, prospectus supplement, or any document incorporated by reference in any of the foregoing, contains any untrue statement of material fact or fails or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Grantee shall forthwith discontinue the disposition of any shares or other securities under such registration statement, prospectus or prospectus supplement until the Grantee receives from the Company copies of an amended or supplemented registration statement, prospectus or supplement so that, as thereafter delivered to purchasers of such shares or other securities, such registration statement, prospectus or prospectus supplement shall not contain any untrue statement of material fact or fail or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. For purposes of determining whether two requests have been made under this Section 9, only requests relating to a registration statement that has become effective under the Securities Act and pursuant to which the Grantee has disposed of all shares covered thereby in the manner contemplated therein shall be counted.

             b. The expenses associated with the preparation and filing of any such registration statement pursuant to this Section 9 and any sale covered thereby (including any fees related to blue sky qualifications and filing fees in respect of the National Association of Securities Dealers, Inc.) ("Registration Expenses") shall be for the account of the Company except for underwriting discounts or commissions or brokers' fees in respect to shares to be sold by the Grantee and the fees and disbursements of the Grantee's counsel; provided, however, that the Company shall not be required to pay for any Registration Expenses with respect to such registration if the registration request is subsequently withdrawn at the request of the Grantee unless the Grantee agrees to forfeit its right to request one registration; and provided further that, if at the time of such withdrawal the Grantee has learned of a material adverse change in the results of operations, condition (financial or other), business or prospects of the Company from that known to the Grantee at the time of its request and has withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Grantee shall not be required to pay any of such expenses and shall retain all remaining rights to request registration.

             c. The Grantee shall provide all information reasonably requested by the Company for inclusion in any registration statement to be filed hereunder. If during the Registration Period the Company shall propose to register under the Securities Act the offering, sale and delivery of Company Common Stock for cash for its own account (other than any registration on Form S-8 or any successor form or in connection with any offering to employees of the Company or in connection with any employee, director or consultant benefit or compensation plan) or for any other stockholder of the Company pursuant to a firm underwriting, it shall, in addition to the Company's other obligations under this Section 9, allow the Grantee the right to participate in such registration provided that the Grantee participates in the underwriting; provided, however, that, if the managing underwriter of such offering advises the Company in writing that in its opinion the number of shares of Company Common Stock requested to be included in such registration exceeds the number that can be sold in such offering, the Company shall, after fully including therein all securities to be sold by the Company, include the shares requested to be included therein by the Grantee pro rata (based on the number of shares intended to be included therein) with the shares intended to be included therein by Persons other than the Company. In connection with any offering, sale and delivery of Company Common Stock pursuant to a registration statement effected pursuant to this Section 9, the Company and the Grantee shall provide each other and each underwriter of the offering with customary representations, warranties and covenants, including covenants of indemnification and contribution.

          10. First Refusal. At any time after the first occurrence of an Exercise Event, if the Grantee shall desire to sell, assign, transfer or otherwise dispose of all or any of the Option Shares or other securities acquired by it pursuant to the Option, it shall give the Company written notice of the proposed transaction (an "Offeror's Notice"), identifying the proposed transferee, accompanied by a copy of a bona fide binding offer, which is not subject to financing or other material conditions other than regulatory approvals, to purchase such shares or other securities signed by such transferee and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by the Grantee to the Company, which may be accepted, in whole but not in part, within ten business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which the Grantee is proposing to transfer such shares or other securities to such transferee. The purchase of any such shares or other securities by the Company shall be settled within ten business days of the date of the acceptance of the offer (or such later date on which any conditions of such offer would have been reasonably satisfied or waived had the offer not been accepted by the Company) and the purchase price shall be paid to the Grantee in immediately available funds. If the Company shall fail or refuse to purchase all the shares or other securities covered by an Offeror's Notice, the Grantee may, within sixty days from the date of the Offeror's Notice, sell all, but not less than all, of such shares or other securities to the proposed transferee at no less than the price specified and on terms no more favorable than those set forth in the Offeror's Notice; provided, however, that the provisions of this sentence shall not limit the rights the Grantee may otherwise have if the Company has accepted the offer contained in the Offeror's Notice and wrongfully refuses to purchase the shares or other securities subject thereto. The requirements of this
     Section 10 shall not apply to (a) any disposition as a result of which the proposed transferee (together with the proposed transferee's affiliates) would own beneficially not more than 2% of the outstanding voting power of the Company, (b) any disposition of Company Common Stock or other securities by a Person to whom the Grantee has assigned its rights under the Option with the consent of the Company, (c) any sale by means of a public offering registered under the Securities Act or (d) any transfer to a wholly owned subsidiary of the Grantee which agrees in writing to be bound by the terms hereof.

          11. Listing. If the Company Common Stock or any other securities then subject to the Option are then listed on The Nasdaq National Market (or if Company Common Stock is not quoted on The Nasdaq National Market, on any other market comprising a part of The Nasdaq Stock Market or, if the shares of Company Common Stock are not quoted thereon, on another trading market or exchange), the Company, upon the occurrence of an Exercise Event, shall promptly file an application to list on The Nasdaq National Market, such other market comprising a part of The Nasdaq Stock Market or such other trading market or exchange, as applicable, the shares of the Company Common Stock or other securities then subject to the Option and will use all reasonable efforts to cause such listing application to be approved as promptly as practicable.

          12. Replacement of Agreement. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, the Company will execute and deliver a new Agreement of like tenor and date. Any such new Agreement shall constitute an additional contractual obligation of the Company, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

          13. Standstill. Other than pursuant to the Agreement and Plan of Reorganization, following the occurrence of an Exercise Event and prior to the first anniversary of the date on which the Option is first exercised (the "Standstill Period"), without the prior written consent of the Company, the Grantee shall not, nor shall the Grantee permit its affiliates to, directly or indirectly, along or in concert or conjunction with any other person or group, in any manner acquire, agree to acquire or make any proposal to acquire, any Company Common Stock (other than pursuant to this Agreement or the Agreement and Plan of Reorganization) for a price per share of Company Common Stock that is less than $32.44; provided, however, that should any event that would be an Exercise Event under
     Section 4(b)(i) or (ii) or otherwise be a proposal for Another Motel Transaction occur during the Standstill Period, the restrictions on Grantee pursuant to this Section 13 shall not apply.

          14. Miscellaneous.

             a. Expenses. Except as otherwise provided in the Agreement and Plan of Reorganization or in Sections 7, 8 or 9 hereof, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

             b. Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

             c. Entire Agreement; No Third Party Beneficiary;
        Severability. Except as otherwise set forth in the Agreement and Plan of Reorganization, this Agreement (including the Agreement and Plan of Reorganization and the other documents and instruments referred to herein and therein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

             d. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law; provided, however, that any matter involving the internal corporate affairs of any party hereto shall be governed by the provisions of the state of its incorporation.

             e. Descriptive Headings. The descriptive headings contained herein are for convenience or reference only and shall not affect in any way the meaning or interpretation of this Agreement.

             f. Notices. Any notice to be given to any party hereto shall be in writing and shall be delivered by overnight courier, sent by facsimile transmission or first class registered or certified mail, postage prepaid.

                  If to the Company to:

                      Boole & Babbage, Inc.
                      3131 Zanker Road
                      San Jose, CA 95134-1933
                      Attention: Paul Newton
                      Facsimile: (408) 526-3056

                  with a copy to:

                      Cooley Godward LLP
                      3000 El Camino Real
                      Palo Alto, CA 94306
                      Attention: Alan Mendelson and Keith Flaum
                      Facsimile: (650) 857-0663

                  If to Grantee to:

                      BMC Software, Inc.
                      2101 Citywest Blvd.
                      Houston, TX 77042-2827
                      Attention: Tim Shen
                      Facsimile: (713) 918-8000

                  with a copy to:

                      Vinson & Elkins L.L.P.
                      2300 First City Tower
                      1001 Fannin
                      Houston, TX 77002-6760
                      Attention: John S. Watson
                      Facsimile: (713) 615-5236

          Any communication so addressed and mailed by first-class registered or certified mail, postage prepaid, shall be deemed to be received on the fifth business day after so mailed, and any communication so addressed and if delivered by overnight courier or facsimile to such address shall be deemed to be received (i) in the case of delivery by overnight courier, on the second business day after such communication is delivered to the overnight courier service, and (ii) in the case of delivery by facsimile, upon delivery during normal business hours on any business day.

             g. Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not execute the same counterpart.

             h. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that the Grantee may assign this Agreement to a wholly owned subsidiary of the Grantee; provided, however, that no such assignment shall have the effect of releasing the Grantee from its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

             i. Further Assurances. In the event of any exercise of the Option by the Grantee, the Company and the Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

             j. Specific Performance. The parties hereto hereby acknowledge and agree that the failure of any party to this Agreement to perform its agreements and covenants hereunder will cause irreparable injury to the other party to this Agreement for which damages, even if available, will not be an adequate remedy. Accordingly, each of the parties hereto hereby consents to the granting of equitable relief (including specific performance and injunctive relief) by any court of competent jurisdiction to enforce any party's obligations hereunder. The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     IN WITNESS WHEREOF, the Company and the Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                                          BOOLE & BABBAGE, INC.

                                          By:       /s/ PAUL E. NEWTON
                                             -----------------------------------
                                          Name:  Paul E. Newton
                                          Title:   President and Chief Executive
                                                   Officer

                                          BMC SOFTWARE, INC.

                                          By:     /s/ MAX P. WATSON JR.
                                             -----------------------------------
                                          Name:  Max P. Watson Jr.
                                          Title:   President

                                                                      APPENDIX C

                            FORM OF VOTING AGREEMENT

                                VOTING AGREEMENT

     This Voting Agreement dated as of October   , 1998 is between BMC Software,
Inc., a Delaware corporation ("BMC"), and                               (the
"Stockholder").

     WHEREAS, BMC, Ranger Acquisition Corp., a Delaware corporation and wholly owned subsidiary of BMC ("Merger Sub"), and Boole & Babbage, Inc., a Delaware corporation ("Boole"), are entering into an Agreement and Plan of Reorganization dated as of the date hereof (as amended from time to time pursuant thereto, the "Reorganization Agreement");

     WHEREAS, the Stockholder owns the number of issued and outstanding shares of Common Stock, par value $0.001 per share, of Boole (the "Boole Common Stock), set forth opposite his name on Schedule A attached hereto; and

     WHEREAS, as a condition to the willingness of BMC to enter into the Reorganization Agreement, and as an inducement to it to do so, the Stockholder has agreed for the benefit of BMC as set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows (terms defined in the Reorganization Agreement and used but not defined herein having the meanings assigned to such terms in the Reorganization Agreement):

                                   ARTICLE 1.

                          COVENANTS OF THE STOCKHOLDER

     Section 1.01. Agreement to Vote. At any meeting of the stockholders of Boole held after the date of this Agreement and prior to the Termination Date (as defined hereinafter), however called, and at every adjournment or postponement thereof after the date of this Agreement and prior to the Termination Date, or in connection with any written consent of the stockholders of Boole given after the date of this Agreement and prior to the Termination Date, the Stockholder shall vote or cause to be voted all Subject Shares (as defined below) in favor of the approval of the Merger and each of the other transactions contemplated by the Reorganization Agreement and in favor of the approval and adoption of the Reorganization Agreement, and any actions required in furtherance hereof and thereof. For purposes of this Agreement, "Subject Shares" shall mean all issued and outstanding shares of Boole Common Stock owned
(i) of record by the Stockholder or (ii) beneficially by the Stockholder, where such Stockholder has sole voting power of such stock without consideration of any duty (fiduciary or otherwise) to another person, in either case, as of the record date fixed for such meeting or consent. Notwithstanding anything to the contrary contained in this Agreement, the "Subject Shares" shall not include, and the Stockholder shall not be deemed to be the beneficial owner of, any shares of Boole Common Stock that the Stockholder may acquire upon exercise of any stock options (unless such option has been exercised and such shares have been issued to the Stockholder and are held by the Stockholder as of such record date). From the date of this Agreement through the Termination Date, the Stockholder hereby grants BMC an irrevocable proxy coupled with an interest to vote the Subject Shares in favor of the Merger and each of the other transactions contemplated by the Reorganization

Agreement and in favor of the approval and adoption of the Reorganization Agreement, and any actions required in furtherance hereof and thereof.

     Section 1.02. Proxies and Voting Agreements. Except as described in Section 1.01, the Stockholder hereby revokes any and all previous proxies granted with respect to matters set forth in Section 1.01. Prior to the Termination Date, the Stockholder shall not enter into any agreement or understanding with any person other than BMC prior to the Termination Date, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any Subject Shares in any manner inconsistent with this Agreement. This Agreement is intended to bind Stockholder only with respect to the specific matters set forth herein. Stockholder will retain at all times the right to vote the Stockholder's Subject Shares, in Stockholder's sole discretion, on all matters other than those set forth in this Section 1.02 which are at any time or from time to time presented to Boole's stockholders generally.

     Section 1.03. Transferee of Subject Shares to be Bound by this Agreement. The Stockholder agrees that, during the period from the date of this Agreement through the Termination Date, Stockholder shall not cause or permit any transfer, assignment, conveyance or other disposition of any of the Subject Shares to be effected unless each person to which any Subject Shares, or any interest in any of such Subject Shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement; and (b) agreed to hold such Subject Shares (or interest in such Subject Shares) subject to all of the terms and provisions of this Agreement.

     For purposes hereof, the "Termination Date" means the first to occur of (i) the Effective Time of the Merger and (ii) the date the Reorganization Agreement is terminated pursuant to the provisions thereof.

                                   ARTICLE 2.

                   REPRESENTATIONS, WARRANTIES AND ADDITIONAL
                          COVENANTS OF THE STOCKHOLDER

     The Stockholder represents, warrants and covenants as of the date hereof to BMC that:

     Section 2.01. Ownership. The Stockholder is as of the date hereof the beneficial owner of the shares of Boole Common Stock set forth opposite his name on Schedule A attached hereto. The Stockholder has the sole right to vote such shares, none of such shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such shares, and no proxy, power of attorney or other authorization has been granted with respect to any of such shares other than as set forth herein.

     Section 2.02. Authority and Non-Contravention. The Stockholder has the right, and capacity, to execute, deliver and perform this Agreement and consummate the transactions contemplated hereby.

     Such actions by the Stockholder (a) require no action by or in respect of, or filing with, any governmental entity by the Stockholder on or before the Termination Date, other than any required filings under the Exchange Act or under the HSR Act, and (b) do not and will not contravene or constitute a default under any provisions of applicable law or regulation or any agreement, judgment, injunction, order, decree or other instrument binding on the Stockholder or result in the imposition of any lien, pledge, security interest, charge or other

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

encumbrance or restriction on any of the Subject Shares (other than as provided in this Agreement with respect to Subject Shares).

     Section 2.03. Binding Effect. This Agreement has been duly executed and delivered by the Stockholder and is the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and by equitable principles to which the remedies of specific performance and injunctive and similar forms of relief are subject.

                                  ARTICLE III

                                 MISCELLANEOUS

     Section 3.01. Expenses. Each party hereto shall pay its own expenses incident to preparing for entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

     Section 3.02. Further Assurances. From time to time, at the request of the other party, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further reasonable action as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

     Section 3.03. Specific Performance. The Stockholder on the one hand, and BMC, on the other, acknowledge and agree that irreparable damage would occur if for any reason the Stockholder fails to perform any of the Stockholder's obligations under this Agreement, and that BMC would not have an adequate remedy at law for money damages in such event. Accordingly, BMC shall be entitled to seek specific performance and injunctive and other equitable relief to enforce the performance of this agreement by the Stockholder without any requirement for the securing or posting of any bond. This provision is without prejudice to any other rights that BMC may have against the Stockholder for any failure to perform its obligations under this Agreement.

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

     Section 3.04. Notices. Any notice or communication required or permitted hereunder shall be in writing and shall be delivered by overnight courier, sent by facsimile transmission or first class registered or certified mail, postage prepaid. Any communication so addressed and mailed by first-class registered or certified mail, postage prepaid, shall be deemed to be received on the fifth business day after so mailed, and any communication so addressed and if delivered by overnight courier or facsimile to such address shall be deemed to be received (i) in the case of delivery by overnight courier, on the second business day after such communication is delivered to the overnight courier service, and (ii) in the case of delivery by facsimile, upon delivery during normal business hours on any business day.

     (a) if to BMC or Merger Sub, to:

         BMC Software, Inc.
         2101 City West Blvd.
         Houston, TX 77042

         Attention: Tim Shen
         Facsimile: 713/918-1110

     with a copy to:

          Vinson & Elkins L.L.P.
        2300 First City Tower
        Houston, Texas 77002
        Attention: John S. Watson
        Facsimile: 713/615-5236

     (b) if to Stockholder, to:

        --------------------------------------

        --------------------------------------

        --------------------------------------

        --------------------------------------

         with a copy to:
         Cooley Godward L.L.P.
         3000 El Camino Real
         Palo Alto, California 94306
         Attention: Alan Mendelson and Keith Flaum
         Facsimile: 650/857-0663

     Section 3.05. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the work "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Unless the context otherwise requires, "or" is disjunctive but not necessarily exclusive, and words in the singular include the plural and in the plural include the singular.

     Section 3.06. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     Section 3.07. Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereto and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 3.08. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     Section 3.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) except as permitted herein without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     Section 3.10. Amendments; Terminations. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

     Section 3.11. No Effect on Acting as a Director. Nothing in this Agreement shall, and nothing in this Agreement shall be deemed to, prevent the Stockholder from taking actions permitted by Section 4.3.6.1 of the Reorganization Agreement.

     IN WITNESS WHEREOF, BMC and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                          STOCKHOLDER:

                                          --------------------------------------
                                          Name:

                                          BMC:

                                          BMC SOFTWARE, INC.

                                          By:
                                             -----------------------------------
                                             Name: M. Brinkley Morse
                                             Title:   Senior Vice President

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

                                                                      APPENDIX D

                        OPINION OF MORGAN STANLEY & CO.

                                                                October 30, 1998

Board of Directors
Boole & Babbage, Inc.
3131 Zanker Road
San Jose, CA 95134

Members of the Board:

     We understand that Boole & Babbage, Inc. ("Boole & Babbage"), BMC Software, Inc. ("BMC") and Ranger Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of BMC, propose to enter into an Agreement and Plan of Reorganization, substantially in the form of the draft dated as of October 30, 1998 (the "Merger Agreement") which provides, among other things, for the merger (the "Merger") of Merger Sub with and into Boole & Babbage. Pursuant to the Merger, Boole & Babbage will become a wholly-owned subsidiary of BMC and each outstanding share of common stock, par value $0.001 per share (the "Boole & Babbage Common Stock") of Boole & Babbage, other than shares held in treasury or held by BMC or any subsidiary of BMC, will be converted into the right to receive 0.675 shares (the "Exchange Ratio") of common stock, par value $0.01 per share (the "BMC Common Stock") of BMC. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Boole & Babbage Common Stock.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of Boole & Babbage and BMC, respectively;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning Boole & Babbage and BMC prepared by the managements of Boole & Babbage and BMC, respectively;

          (iii) discussed the past and current operations and financial condition and the prospects of Boole & Babbage, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Boole & Babbage;

          (iv) discussed the past and current operations and financial condition and the prospects of BMC, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of BMC;

          (v) reviewed the pro forma impact of the Merger on the earnings per share of BMC;

          (vi) reviewed the reported prices and trading activity for the Boole & Babbage Common Stock and the BMC Common Stock;

          (vii) compared the financial performance of Boole & Babbage and BMC and the prices and trading activity of the Boole & Babbage Common Stock and the BMC Common Stock with that of certain other publicly-traded companies and their securities;

          (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (ix) reviewed and discussed with the senior managements of Boole & Babbage and BMC their strategic rationales for the Merger;

          (x) participated in discussions and negotiations among representatives of Boole & Babbage and BMC and their financial and legal advisors;

          (xi) reviewed the Merger Agreement and certain related agreements; and

          (xii) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements and other financial and operating data and discussions relating to strategic, financial and operational benefits anticipated from the Merger provided by Boole & Babbage and BMC, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Boole & Babbage and BMC, respectively. We have relied upon the assessment by the managements of Boole & Babbage and BMC of their ability to retain key employees of Boole & Babbage and BMC. We have also relied upon, without independent verification, the assessment by the managements of Boole & Babbage and BMC of the strategic and other benefits expected to result from the Merger. We have also relied upon, without independent verification, the assessment by the managements of Boole & Babbage and BMC of Boole & Babbage's and BMC's technologies and products, the timing and risks associated with the integration of Boole & Babbage with BMC and the validity of, and risks associated with, Boole & Babbage's and BMC's existing and future products and technologies. We have not made any independent valuation or appraisal of the assets or liabilities or technology of Boole & Babbage or BMC, nor have we been furnished with any such appraisals. In addition, we have assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and the Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986 and will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of Boole & Babbage in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory services for Boole & Babbage and BMC and have received fees for the rendering of these services. In the ordinary course of our business we may actively trade the securities of Boole & Babbage and BMC for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of Boole & Babbage and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Boole & Babbage with the Securities and Exchange Commission in respect of the Merger. In addition, this opinion does not in any manner address the prices at which the BMC Common Stock will actually trade at any time and we express no recommendation or opinion as to how the holders of Boole & Babbage Common Stock should vote at the shareholders' meeting held in connection with the Merger.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of Boole & Babbage Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO.
                                          INCORPORATED

                                          By:       /s/ MARK S. MENELL
                                             -----------------------------------
                                                       Mark S. Menell
                                                          Principal

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